Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209551

PROXY STATEMENT FOR THE SPECIAL MEETING OF

ANCHOR BANCORP WISCONSIN INC. STOCKHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Anchor BanCorp Wisconsin Inc. (“Anchor”) and Old National Bancorp (“Old National”) have unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Anchor will merge with and into Old National (the “Merger”). If the Merger Agreement is adopted by the stockholders of Anchor and all other closing conditions are satisfied, each stockholder of Anchor will be entitled to receive, at the holder’s election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash for each share of Anchor common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement (collectively, the “Merger Consideration”). The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor stockholders.

Although there is a fixed number of shares of Old National common stock to be received by Anchor stockholders who do not receive solely cash, the market value will fluctuate with the market price of Old National common stock and will not be known at the time Anchor stockholders vote on the Merger. Based on the $12.52 closing price of Old National’s common stock on the NASDAQ Global Select Market on January 11, 2016, the date of execution of the Merger Agreement, the 3.5505 exchange ratio represented approximately $44.45 in value for each share of Anchor common stock. On January 11, 2016, the closing price of a share of Anchor common stock on the NASDAQ Global Select Market was $42.54. Based on the $11.87 closing price of Old National’s common stock on March 28, 2016, the 3.5505 exchange ratio represented approximately $42.14 in value for each share of Anchor common stock. On March 28, 2016, the closing price of a share of Anchor common stock was $44.37. Based on the 3.5505 exchange ratio and the number of shares of Anchor common stock outstanding as of March 28, 2016, the number of shares of Old National common stock issuable in the Merger will be 20,445,324 and the amount of cash to be paid to Anchor stockholders will be approximately $186,189,405, reflecting an aggregate transaction value of approximately $428,875,400. We urge you to obtain current market quotations for Old National (trading symbol “ONB”) and Anchor (trading symbol “ABCW”).

The Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the Anchor stockholders. This document is a proxy statement that the Anchor board of directors is using to solicit proxies for use at a special meeting of stockholders to be held on April 29, 2016. At the meeting, the Anchor stockholders will be asked (1) to adopt the Merger Agreement, (2) to approve the Merger-Related Compensation, (3) to adjourn the meeting if necessary to solicit additional proxies, and (4) to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of up to 20,672,100 shares of Old National common stock in connection with completion of the Merger.

For a discussion of certain risk factors relating to the Merger, see the section entitled “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with completion of the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement and prospectus is dated March 29, 2016, and it is first being mailed to Anchor stockholders on or about March 31, 2016.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National and Anchor from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

Attn: Mark D. Timmerman, Executive Vice President,

Secretary and General Counsel

(608) 252-8700

In order to ensure timely delivery of these documents, you should make your request by April 22, 2016, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 90.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 29, 2016

To the Stockholders of Anchor BanCorp Wisconsin Inc.:

We will hold a special meeting of the stockholders of Anchor BanCorp Wisconsin Inc. (“Anchor”) on April 29, 2016, at 10:00 a.m., Central Time, at the Monona Terrace Community and Convention Center, One John Nolen Drive, Madison, Wisconsin, 53703, to consider and vote upon:

1. Merger Proposal. A proposal to adopt the Merger Agreement pursuant to which Anchor will merge with and into Old National.

2. Non-Binding Advisory Vote on Merger-Related Compensation. A proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Anchor that is based on or otherwise relates to completion of the Merger (the “Merger-Related Compensation Proposal”).

3. Adjournment. A proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to adopt the Merger Agreement (the “Adjournment Proposal”).

4. Other Matters. Such other matters as may properly come before the special meeting or any adjournment of the special meeting. The Anchor board of directors is not aware of any such other matters as of the date of this proxy statement and prospectus.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 15 of the enclosed proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The board of directors of Anchor unanimously recommends that stockholders vote (1) “FOR” adoption of the Merger Agreement, (2) “FOR” approval of the Merger-Related Compensation Proposal, and (3) “FOR” approval of the Adjournment Proposal.

The board of directors of Anchor fixed the close of business on March 28, 2016, as the record date for determining the stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Anchor common stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the Merger Agreement. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

By Order of the Board of Directors

Mark D. Timmerman
Executive Vice President, Secretary and General Counsel
March 29, 2016

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I voting on?

A: You are being asked to vote to adopt the Merger Agreement, pursuant to which Anchor will merge with and into Old National. Old National would be the surviving entity in the Merger, and Anchor would no longer be a separate company.

Additionally, you are being asked to vote to approve (1) the Merger-Related Compensation Proposal, and (2) the Adjournment Proposal.

Q: What will I receive in the Merger?

A: If the Merger is completed, each share of Anchor common stock will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock, subject to adjustment as summarized below, or $48.50 in cash (collectively, the “Merger Consideration”). The Exchange Ratio is subject to adjustment as follows:

•	if the after-tax environmental costs are in excess of $5,000,000, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•	if, at any time during the five day period starting on the date on which all regulatory approvals (and waivers, if applicable) required for completion of the Merger are received, the average closing price of a share of Old National common stock for the ten consecutive trading days prior to the first date on which all required regulatory approvals are received is less than $10.67 per share and decreases by more than 20% in relation to the change in the NASDAQ Bank Index, Anchor will have the right to terminate the Merger Agreement unless Old National elects to increase the Exchange Ratio pursuant to the formula described in the section entitled “The Merger Agreement — Merger Consideration”.

Although Old National has not completed its environmental investigation, it has not identified after-tax environmental costs in excess of $5,000,000 to date.

As of March 16, 2016, Old National had received all regulatory approvals required for completion of the Merger. Because the average closing price of a share of Old National common stock for the ten consecutive trading days prior to March 16, 2016 was not less than $10.67 per share, Anchor does not have the right to terminate the Merger Agreement based on the Exchange Ratio. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Q: What risks should I consider before I vote on the Merger Agreement?

A: You should review “Risk Factors” beginning on page 15.

Q: Will Old National shareholders receive any shares or cash as a result of the Merger?

A: No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q: When is the Merger expected to be completed?

A: We are working to complete the Merger as quickly as possible. We have obtained the necessary regulatory approvals and must obtain the adoption of the Merger Agreement by Anchor stockholders at the special meeting. We currently expect to complete the Merger in the second quarter of 2016.

Q: What are the tax consequences of the Merger to me?

A: The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the “Code”). As a result, the United States federal income tax consequences of the

Merger to each Anchor stockholder will vary depending on whether the Anchor stockholder receives cash, shares of Old National common stock or a combination thereof in exchange for the stockholder’s shares of Anchor common stock pursuant to the Merger. Anchor stockholders generally will not recognize gain or loss on shares of the Old National common stock received pursuant to the Merger, and their basis in and holding periods for shares of the Old National common stock received may vary among shares if blocks of Anchor common stock were acquired at different times or for different prices.

Anchor stockholders receiving solely cash for their shares of Anchor common stock generally will recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Anchor common stock. Anchor stockholders receiving both shares of Old National common stock and cash for their Anchor common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of shares of the Old National common stock received over the holder’s adjusted tax basis in its shares of Anchor common stock surrendered) and (ii) the amount of cash received pursuant to the Merger.

As a condition to the closing, each of Anchor and Old National must receive an opinion from its respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. See “United States Federal Income Tax Consequences” beginning on page 84 for a more complete discussion of the United States federal income tax consequences of the Merger. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q: What happens if I do not return a proxy or otherwise do not vote?

A: Because the required vote of Anchor stockholders on the Merger Agreement is based upon the number of outstanding shares of Anchor common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote, abstentions and broker non-votes will have the same practical effect as a vote “AGAINST” adoption of the Merger Agreement.

The advisory vote on the Merger-Related Compensation Proposal and the vote on the Adjournment Proposal each require more votes to be cast in favor of these proposals than against. A failure to vote, abstentions and broker non-votes will have no effect on these proposals.

If you properly complete and sign your proxy but do not indicate how your shares of Anchor common stock should be voted on a proposal, the shares of Anchor common stock represented by your proxy will be voted as the Anchor board of directors recommends and therefore, “FOR” adoption of the Merger Agreement, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal.

Q: Why am I being asked to cast a non-binding advisory vote on the Merger-Related Compensation Proposal?

A: The Securities and Exchange Commission requires Anchor to seek a non-binding advisory vote on the Merger-Related Compensation Proposal.

Q: What will happen if Anchor stockholders do not approve the Merger-Related Compensation Proposal at the special meeting?

A: Approval of the Merger-Related Compensation Proposal is not a condition to completion of the Merger. The vote with respect to the Merger-Related Compensation Proposal is an advisory vote and will not be binding on Anchor (or Old National following the Merger). Accordingly, as such compensation is contractual, such compensation will become payable if the Merger is completed regardless of the outcome of the advisory vote.

Q: Am I entitled to exercise appraisal rights instead of receiving the per share Merger Consideration for my shares of Anchor common stock?

A: Stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Anchor Stockholders” beginning on page 67 of this proxy statement and prospectus.

In addition, a copy of Section 262 of the DGCL is attached as Annex C to this proxy statement and prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.

Q: What do I need to do now?

A: After reading this proxy statement and prospectus, you may vote in one of four ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); (2) by telephone; (3) by using the Internet; or (4) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote by telephone, internet or in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the April 29, 2016, Anchor special meeting.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the Internet is 11:59 p.m. Central Time on April 28, 2016.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Yes. Your broker will vote your shares on the Merger Agreement, but only if you provide instructions on how to vote. You should contact your broker and ask what directions your broker will need from you. If you do not provide instructions to your broker on how to vote on the Merger Agreement, your broker will not be able to vote your shares, and this will have the effect of voting against the Merger Agreement.

Similarly, your broker will vote your shares on the Merger-Related Compensation Proposal and the Adjournment Proposal, but only if you provide instructions on how to vote. If you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of those proposals.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy. If you hold your shares in “street name” and have instructed your broker how to vote your shares, you must follow directions received from your broker to change those instructions.

Q: What constitutes a quorum?

A: The holders of over 50% of the outstanding shares of common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, stockholders who abstain and broker non-votes will be treated as present for determining the presence or absence of a quorum.

Q: Will I receive the form of consideration I elect as a holder of Anchor common stock?

A: Each holder of Anchor common stock may not receive the form of consideration that such stockholder elects for each share of Anchor common stock in the Merger, due to the proration and adjustment procedures in the Merger Agreement.

The total number of shares of Anchor common stock (including shares subject to Anchor restricted stock awards) that will be converted into cash consideration is fixed at 40% of the total number of shares of Anchor common stock outstanding immediately prior to the completion of the Merger (including shares subject to Anchor restricted stock awards), and the remaining 60% of shares of Anchor common stock will be converted into the stock consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, shareholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the Merger Agreement and described in the section entitled “The Merger Agreement — Merger Consideration”.

Q: How do I make an election to receive cash, Old National common stock or a combination of both?

A: An election form will be mailed to Anchor stockholders promptly following the mailing of this proxy statement and prospectus. Each Anchor stockholder should complete and return the election form according to the instructions included with the form. The election deadline will be 5:00 p.m., Central Time, on April 28, 2016.

If your shares of Anchor common stock are held in “street name”, through a broker, bank or other nominee and you wish to make an election, you should seek instructions from the broker, bank or other nominee holding your shares concerning how to make an election. If you do not send in the election form by the election deadline, you will be treated as though you had not made an election.

Q: What happens if I do not make a valid election to receive cash or Old National common stock?

A: If an Anchor stockholder does not return a properly completed election form by the election deadline specified in the election form, such stockholder’s shares of Anchor common stock will be considered “non-election” shares and will be converted into the right to receive the share consideration or the cash consideration according to the allocation procedures specified in the Merger Agreement. Generally, in the event one form of consideration (Old National common stock or cash) is undersubscribed in the Merger, shares of Anchor common stock for which no election has been validly made will be allocated to that form of consideration before shares of Anchor common stock electing the oversubscribed form will be switched to it pursuant to the proration and adjustment procedures. Accordingly, while electing one form of consideration will not guarantee you will receive that form for all of your shares of Anchor common stock, in the event proration is necessary, shares for which an election has been timely returned will have a priority over non-election shares.

Q: Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A: If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Attn: Jeffrey L. Knight

You may also contact:

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

Attn: Mark D. Timmerman

SUMMARY

This summary highlights selected information in this proxy statement and prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement and prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 90.

The Companies (page 29)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $12.0 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, investments and brokerage, Old National’s Wealth Management Division is a Top 100 Fiduciary. Old National also owns Old National Insurance which is one of the top 100 largest brokers in the U.S. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

Anchor is a savings and loan holding company incorporated under the laws of the State of Delaware and headquartered in Madison, Wisconsin. Anchor is the third largest bank headquartered in Wisconsin with assets of $2.2 billion. Anchor is the parent company of AnchorBank, a community-based financial services company providing commercial, retail, mortgage, consumer finance and investment services to businesses and individuals from 46 banking locations throughout Wisconsin, with 21 locations in Madison, Wisconsin. Anchor’s common stock is listed on the NASDAQ Global Select Market under the symbol “ABCW.”

Special Meeting of Stockholders; Required Vote (page 27)

The special meeting of Anchor stockholders is scheduled to be held at the Monona Terrace Community and Convention Center, One John Nolen Drive, Madison, Wisconsin, 53703, at 10:00 a.m., Central Time, on April 29, 2016. At the Anchor special meeting, you will be asked to vote to adopt the Merger Agreement. You will also be asked to approve the Merger-Related Compensation Proposal and the Adjournment Proposal. Only Anchor stockholders of record as of the close of business on March 28, 2016, are entitled to notice of, and to vote at, the Anchor special meeting and any adjournments or postponements of the Anchor special meeting.

As of the record date, there were 9,597,392 shares of Anchor common stock outstanding. The directors and executive officers of Anchor (and their affiliates), as a group, beneficially owned 2,027,780 shares of Anchor common stock representing approximately 21.13% of the outstanding shares of Anchor common stock as of the record date.

Adoption of the Merger Agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Anchor common stock entitled to vote. The advisory vote on the Merger-Related Compensation Proposal and the vote on the Adjournment Proposal each require more votes cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will have no effect on these proposals.

No approval by Old National shareholders is required.

The Merger and the Merger Agreement (pages 30 and 47 )

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Anchor will be merged with and into Old National, with Old National surviving. Effective simultaneously with the consummation of the Merger, AnchorBank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National (the “Bank Merger”). We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement and prospectus and is incorporated by reference herein.

What Anchor Stockholders Will Receive in the Merger (page 47)

If the Merger is completed, each share of Anchor common stock will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the Merger Agreement, $48.50 in cash or 3.5505 shares of Old National common stock, subject to the following adjustments:

•	if the after-tax environmental costs are in excess of $5,000,000, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•	if, at any time during the five day period starting on the date on which all regulatory approvals (and waivers, if applicable) required for completion of the Merger are received, the average closing price of a share of Old National common stock for the ten consecutive trading days prior to the first date on which all required regulatory approvals are received is (i) less than $10.67 per share and (ii) decreases by more than 20% in relation to the NASDAQ Bank Index, Anchor will have the right to terminate the Merger Agreement unless Old National agrees to increase the Exchange Ratio.

Although Old National has not completed its environmental investigation, it has not identified after-tax environmental costs in excess of $5,000,000 to date.

As of March 16, 2016, Old National had received all regulatory approvals required for completion of the Merger. Because the average closing price of a share of Old National common stock for the ten consecutive trading days prior to March 16, 2016 was not less than $10.67 per share, Anchor does not have the right to terminate the Merger Agreement based on the Exchange Ratio.

Treatment of Anchor’s Restricted Stock Awards (page 51)

At the effective time of the Merger, each award of restricted shares of Anchor common stock that is outstanding immediately prior to the effective time of the Merger shall (a) if granted prior to the date of the Merger Agreement, fully vest and shall be cancelled and converted automatically, in accordance with the procedures set forth in the Merger Agreement, into the right to receive the Merger Consideration, or (b) if granted after the date of the Merger Agreement, be converted into a restricted stock award of Old National common stock on the terms specified in the Merger Agreement.

Recommendations of Anchor Board of Directors; Anchor’s Reasons for the Merger (page 32)

The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor stockholders. The Anchor board of directors unanimously recommends that Anchor stockholders vote “FOR” adoption of the Merger Agreement. In reaching its determination, the Anchor board of directors considered a number of factors, which are described in the section entitled “Proposal 1 — The Merger — Anchor’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 32. Because of the wide variety of factors considered, the Anchor board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Anchor board of directors also unanimously recommends that you vote “FOR” approval of the Merger Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

Appraisal Rights of Anchor Stockholders (page 67)

Anchor stockholders of record have appraisal rights under the DGCL in connection with the Merger.

Anchor stockholders who do not vote in favor of the adoption of the Merger Agreement and who otherwise comply with applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Anchor common stock held by an Anchor stockholder as of the record date who has not voted in favor of the adoption of the Merger Agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the Merger Consideration, unless such Anchor stockholder fails to perfect, withdraws or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the consummation of the Merger, such holder of Anchor common stock fails to perfect, withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the consummation of the Merger into a right to receive the Merger Consideration. The relevant provisions of the DGCL are included as Annex C to this proxy statement and prospectus.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Anchor stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights of Anchor Stockholders” beginning on page 67 of this proxy statement and prospectus and the text of Section 262 of the DGCL reproduced in its entirety as Annex C to this proxy statement and prospectus for additional information.

Litigation Related to the Merger (page 46)

In connection with the Merger, a purported Anchor stockholder has filed a putative class action lawsuit against Anchor and its board of directors and Old National. Among other remedies, the plaintiff seeks to enjoin the Merger. If this litigation is not resolved, this lawsuit could prevent or delay completion of the Merger and result in substantial costs to Anchor and Old National, including any costs associated with indemnification. Additional lawsuits may be filed against Anchor, Old National or the directors and officers of either company in connection with the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the effective time of the Merger may adversely affect Anchor’s and Old National’s business, financial condition, results of operations and cash flows.

Voting Agreement (page 66)

As of the record date, the directors of Anchor beneficially owned 1,888,511 shares of Anchor common stock. In connection with the execution of the Merger Agreement, all of the directors of Anchor executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for adoption of the Merger Agreement.

Opinion of Anchor’s Financial Advisor (page 36)

In connection with the Merger, the Anchor board of directors received an oral and a written opinion, dated January 11, 2016, from Anchor’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), to the effect that, as of the date of the opinion and based on and subject to the various factors, assumptions and limitations described in the opinion, the Merger Consideration described in the Merger Agreement was fair, from a financial point of view, to the holders of Anchor common stock. The full text of J.P. Morgan’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached to this document as Annex B and incorporated herein by reference. You should read the opinion carefully and in its entirety. The opinion of J.P. Morgan is directed to the Anchor board of directors, is directed only to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Anchor common stock in the Merger as of the date of the opinion, does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any Anchor stockholder as to how to vote at the Anchor special meeting or any other matter relating to the proposed Merger.

Regulatory Approvals (page 66)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency (the “OCC”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). On March 16, 2016, Old National received approval from the OCC. On February 12, 2016, the Federal Reserve Board granted Old National’s request for a waiver of the Federal Reserve Board’s application requirements.

Issued Old National Shares Will be Eligible for Trading (page 66)

The shares of Old National common stock to be issued upon completion of the Merger will be eligible for trading on the NASDAQ Global Select Market.

Conditions to the Merger (page 61)

The respective obligations of Old National and Anchor to consummate the Merger are subject to the satisfaction or waiver, on or before the effective time of the Merger, of a number of conditions, including:

•	adoption of the Merger Agreement at the special meeting by holders of at least a majority of the outstanding shares of Anchor common stock entitled to vote;

•	approval of the Merger and the Bank Merger by the appropriate regulatory authorities;

•	the consummation of the Merger and the Bank Merger shall not be illegal or otherwise prohibited and no order, injunction or other legal restraint preventing the consummation of the Merger or the Bank Merger is in effect;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the shares of Old National common stock to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of Old National common stock to be issued upon completion of the Merger shall have been authorized for listing on the NASDAQ Global Select Market;

•	the representations and warranties made by the parties in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date of the Merger or as otherwise required in the Merger Agreement, unless the inaccuracies do not or would not reasonably be expected to result in a material adverse effect;

•	the obligations of the parties in the Merger Agreement must have been performed in all material respects;

•	the parties must have received the respective closing deliverables of the other party to the Merger Agreement;

•	dissenting shares must represent no more than ten percent (10%) of the outstanding Anchor common stock;

•	Anchor must have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Anchor, and Old National must have received an opinion from Krieg DeVault LLP (“Krieg DeVault”), counsel to Old National, each dated as of the closing date, to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	Old National must have received a letter of tax advice, in a form reasonably satisfactory to Old National, from Anchor’s certified public accountant firm or compensation consultant as to the tax effect and deductibility for United States federal income tax purposes of any amounts that are paid by Anchor before the effective time of the Merger, or required to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Anchor, AnchorBank or their successors; and

•	Anchor’s consolidated stockholders’ equity (computed in accordance with the Merger Agreement), as of the end of the month prior to the effective time of the Merger, shall not be less than $360,797,000.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page 63)

Old National or Anchor may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the Anchor stockholders have adopted it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including (i) if the Merger is not consummated by October 11, 2016 (but Old National has the right to extend the date to January 11, 2017 if on October 11, 2016 all closing conditions except obtaining the requisite regulatory approvals have been satisfied or waived and Old National, in good faith, reasonably believes that the requisite regulatory approvals will be obtained by January 11, 2017, with the chief executive officer and an executive vice president of Old National certifying to such effect), (ii) if any governmental entity has issued a final and nonappealable order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or (iii) if the Anchor stockholders do not adopt the Merger Agreement at the Anchor special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the Merger Agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured by the earlier of October 11, 2016 or the date that is forty-five days following written notice of the breach.

Old National has the right to terminate the Merger Agreement if the Anchor board (i) fails to recommend in this proxy statement and prospectus that the Anchor stockholders adopt the Merger Agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Old National, or resolves to do so, or fails to reaffirm such recommendation within two business days after Old National requests in writing that such action be taken, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding Anchor common stock that has been publicly disclosed (other than by Anchor or an affiliate of Anchor) within 10 business days after the commencement of such tender or exchange offer, (ii) recommends or endorses an acquisition proposal or (iii) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they adopt the Merger Agreement.

Old National has the right to terminate the Merger Agreement if the after-tax cost of all remedial or other corrective actions and measures required by applicable environmental laws and regulations to be taken with respect to Anchor’s real property is estimated to exceed, in the aggregate, $12,000,000.

Anchor has the right to terminate the Merger Agreement if at any time during the five day period starting on the date on which all required regulatory approvals are obtained, (i) the average closing price of Old National common stock for the ten trading days immediately preceding the date when all required regulatory approvals are obtained is below $10.67 per share and (ii) the average closing price of Old National common stock during such 10 day period underperforms the NASDAQ Bank Index by more than 20%. Old National has the right to prevent Anchor’s termination by agreeing to increase the Exchange Ratio pursuant to the formula set forth in the section entitled “The Merger Agreement — Merger Consideration”.

Termination Fee (page 65)

Anchor is required to pay Old National a $15,000,000 termination fee plus Old National’s documented out-of — pocket expenses actually incurred in connection with the transactions contemplated by the Merger Agreement under certain circumstances, including circumstances involving alternative acquisition proposals with respect to Anchor, changes in the recommendation of the Anchor board, and certain breaches of the Merger Agreement by Anchor. In the event that the Merger Agreement is terminated due to Anchor failing to obtain the requisite stockholder vote at the duly convened Anchor meeting of stockholders or at any adjournment thereof at which a vote on the adoption of the Merger Agreement was taken, Anchor will pay Old National’s documented out-of-pocket expenses actually incurred in connection with the transactions contemplated by the Merger Agreement.

Interests of Certain Directors and Executive Officers of Anchor in the Merger That are Different From Yours (page 71)

You should be aware that some of Anchor’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as stockholders. The Anchor board of directors was aware of these interests and took them into account in adopting the Merger Agreement.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of Anchor and AnchorBank for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance for a period of six years following the Merger.

Accounting Treatment of the Merger (page 66)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Stockholders After the Merger (page 75)

When the Merger is completed, Anchor stockholders who receive stock, whose rights are governed by the Anchor certificate of incorporation and bylaws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Old National is organized under Indiana law and Anchor is organized under Delaware law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page 75.

United States Federal Income Tax Consequences of the Merger (page 84)

Old National and Anchor expect the Merger to qualify as a “reorganization” for United States. federal income tax purposes. If the Merger so qualifies, Anchor stockholders will not recognize any gain or loss for United States federal income tax purposes on the exchange of Anchor shares solely for Old National shares in the Merger. Anchor stockholders exchanging Anchor shares solely for cash in the Merger will recognize gain or loss in an amount equal to the difference between the amount of cash received and the Anchor stockholder’s aggregate tax basis in its Anchor common stock surrendered in exchange thereof. Anchor stockholders exchanging Anchor shares for a combination of Old National common stock and cash will recognize gain (but not loss) or, in certain circumstances, dividend income in an amount equal to the lesser of (A) the amount of cash received in the Merger, and (B) the excess, if any, of (1) the sum of the amount of cash and the fair market value of shares of the Old National common stock received in the Merger over (2) the Anchor stockholder’s aggregate tax basis in the Anchor common stock surrendered in exchange for Old National common stock.

To review the tax consequences of the Merger to Anchor stockholders in greater detail, please see the section “United States Federal Income Tax Consequences” beginning on page 84.

Comparative Per Share Data

The following table shows information about Old National’s and Anchor’s book value per share, cash dividends per share, and diluted earnings per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, it has been assumed that Old National and Anchor had been merged throughout those periods along with certain other assumptions.

The information listed as “Pro Forma Equivalent Anchor Share” was obtained by multiplying the Pro Forma Combined amounts by a fixed Exchange Ratio of 3.5505. This information is presented to reflect the fact that Anchor stockholders will receive shares of Old National common stock for each share of Anchor common stock exchanged in the Merger. It is also anticipated that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. Further, the pro forma information below excludes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

	Old National Historical	Anchor Historical	Pro Forma Combined	Pro Forma Equivalent Anchor Share
Book value per share:
at December 31, 2015	$13.05	$38.20	$13.12	$46.58

Cash dividends per share:
Year ended December 31, 2015	$0.48	$—	$0.48	$1.70

Diluted earnings per share:
Year ended December 31, 2015	$1.00	$14.57	$1.91	$6.78

Market Prices and Share Information

The following table presents quotation information for Old National and Anchor common stock on the NASDAQ Global Select Market on January 11, 2016, which was the last trading day prior to the announcement of the signing of the Merger Agreement and March 28, 2016, which was the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	Old National Common Stock			Anchor Common Stock
	High	Low	Close	High	Low	Close
	(Dollars per share)
January 11, 2016	$12.73	$12.43	$12.52	$43.66	$42.35	$42.54
March 28, 2016	$11.98	$11.74	$11.87	$44.50	$44.02	$44.37

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2015, is derived from Old National’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus that Old National has previously filed with the SEC. See the section entitled “Where You Can Find More Information” on page 90. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,
	2015	2014	2013	2012	2011

		(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$366,116	$366,370	$317,424	$308,757	$272,873
Provision for loan losses	2,923	3,097	(2,319)	5,030	7,473
Noninterest income	230,632	165,129	184,758	189,816	182,883
Noninterest expense	430,932	386,438	361,984	365,758	348,521
Income before income tax	162,893	141,964	142,517	127,785	99,762
Income tax	46,177	38,297	41,597	36,110	27,302
Net income	116,716	103,667	100,920	91,675	72,460
Dividends paid on common stock	55,552	48,181	40,278	34,657	26,513
Per Common Share
Earnings per share (basic)	1.01	0.96	1.00	0.95	0.76
Earnings per share (diluted)	1.00	0.95	1.00	0.95	0.76
Dividends paid	0.48	0.44	0.40	0.36	0.28
Book value — end of period	13.05	12.54	11.64	11.81	10.92
Market value — end of period	13.56	14.88	15.37	11.87	11.65
At Period End
Total assets	11,991,527	11,646,051	9,581,744	9,543,623	8,609,683
Investment securities	3,290,332	3,471,885	3,133,637	2,883,767	2,537,416
Loans, excluding held for sale	6,948,405	6,318,201	5,082,964	5,196,594	4,767,203
Allowance for loan losses	52,233	47,849	47,145	54,763	58,060
Total deposits	8,400,860	8,490,664	7,210,903	7,278,953	6,611,563
Other borrowings	1,291,747	918,602	556,388	237,493	290,774
Shareholders’ equity	1,491,170	1,465,764	1,162,640	1,194,565	1,033,556
Financial Ratios
Return on average assets	0.98%	0.99%	1.05%	1.04%	0.86%
Return on average common shareholders’ equity	7.88%	7.91%	8.54%	8.34%	7.24%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.75%	0.76%	0.93%	1.05%	1.22%
Shareholders’ equity to total assets (period end)	12.44%	12.59%	12.13%	12.52%	12.00%
Average equity to average total assets	12.42%	12.57%	12.33%	12.49%	11.94%
Dividend payout ratio	47.60%	46.48%	39.91%	37.80%	36.59%

SELECTED CONSOLIDATED FINANCIAL DATA OF ANCHOR

The selected consolidated financial data presented below, as of and for each of the years in the two-year period ended December 31, 2015, as of and for the nine months ended December 31, 2013, and as of and for each of the years in the two-year period ended March 31, 2013, is derived from Anchor’s audited historical financial statements that Anchor has previously filed with the SEC. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus. See the section entitled “Where You Can Find More Information” on page 90. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,		Nine Months Ended December 31, 2013	Fiscal Year Ended March 31,
	2015	2014		2013	2012
	(Dollar amounts in thousands except per share data)

Results of Operations
Net interest income	$68,781	$71,236	$48,106	$62,483	$71,924
Provision for loan losses	(29,496)	(4,585)	275	7,733	33,887
Noninterest income (1)	34,971	30,519	159,533	45,901	49,261
Noninterest expense	84,937	91,708	95,732	135,004	124,026
Income (loss) before income tax	48,311	14,632	111,632	(34,353)	(36,728)
Income tax (benefit)	(89,447)	10	9	(181)	10
Net income (loss)	137,758	14,622	111,623	(34,172)	(36,738)
Net income (loss) available to common stockholders	137,758	14,622	206,918	(48,144)	(50,429)
Dividends paid on common stock	—	—	—	—	—

Per Common Share (2)
Basic earnings per share	14.64	1.61	12.18	NM	NM
Diluted earnings per share	14.57	1.60	12.18	NM	NM
Dividends paid	—	—	—	NM	NM
Book value — end of period	38.20	23.85	22.34	NM	NM
Market value — end of period (3)	43.52	34.44	—	NM	NM

At Period End
Total assets	2,248,498	2,082,379	2,112,474	2,367,583	2,789,452
Securities available for sale	341,523	294,599	277,872	266,787	242,299
Loans held for sale	10,323	6,594	3,085	18,058	39,332
Net loans	1,614,953	1,524,439	1,544,324	1,670,543	2,057,744
Allowances for loan losses	25,147	47,037	65,182	79,815	111,215
Total deposits	1,840,724	1,814,171	1,875,293	2,025,025	2,264,901
Other borrowings	12,562	13,752	12,877	317,225	476,103
Stockholders’ equity (deficit)	366,641	227,663	202,198	(59,864)	(29,550)

Financial Ratios
Return on average assets	6.36%	0.69%	6.54%	(1.30)%	(1.17)%
Return on average common stockholders’ equity	46.78%	6.89%	551.16%	NM	NM
Allowance for loan losses to total loans (excluding held for sale)	1.53%	2.99%	4.05%	4.56%	5.13%
Average equity to average total assets	13.59%	10.04%	1.19%	(1.32)%	(0.49)%
Dividend payout ratio	—%	—%	—%	—%	—%

(1)	The nine months ended December 31, 2013 includes $134.5 million for extinguishment of debt.
(2)	As a result of a recapitalization in connection with a Chapter 11 plan of reorganization which was consummated on September 27, 2013, common share data beginning with the nine months ended December 31, 2013 are not comparable with prior periods.
(3)	Anchor was not publicly-traded from August 12, 2013 until October 22, 2014.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement and prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s and Anchor’s respective Annual Reports on Form 10-K for the year ended December 31, 2014, you should consider carefully the risk factors described below in deciding how to vote for the proposals presented in this proxy statement and prospectus. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement and prospectus titled “Caution About Forward-Looking Statements.”

Anchor stockholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment.

Upon completion of the Merger, each share of Anchor common stock will be converted into the Merger Consideration. The Exchange Ratio is subject to downward adjustment, as set forth in the Merger Agreement and described in this proxy statement and prospectus in the event that Anchor’s after-tax environmental costs exceed $5,000,000. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date the Merger was announced, on the date that this document was mailed to Anchor stockholders, on the date of the special meeting of the Anchor stockholders and on the date the Merger is completed and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the amount of and the market value of the Merger Consideration that Anchor stockholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, Anchor stockholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or Anchor’s control. You should obtain current market quotations for shares of Old National common stock and for shares of Anchor common stock before you vote and before you make your election.

Anchor stockholders may receive a form of consideration different from what they elect.

Although each holder of Anchor common stock may elect to receive as consideration only shares of Old National common stock or only cash in the Merger, or shares of Old National common stock for certain shares and cash for other shares, the pool of the aggregate cash and shares of Old National common stock representing the Merger Consideration for all Anchor stockholders is fixed. As a result, if either the aggregate cash elections or stock elections exceed the maximum availability, and you choose the consideration election that exceeds the maximum availability, some of your consideration will be in a form that you did not choose.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on Anchor.

The Merger Agreement with Old National is subject to a number of conditions which must be fulfilled in order to close the Merger. Those conditions include: Anchor stockholder adoption, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger if Anchor’s consolidated stockholders’ equity, as of the end of the month prior to the effective time of the Merger, is less than $360,797,000, disregarding any transaction costs, or if after-tax environmental costs exceed $12,000,000.

In addition, certain circumstances exist where Anchor may choose to terminate the Merger Agreement, including the decline in Old National’s share price to below certain thresholds set forth in the Merger Agreement. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger and “The Merger Agreement — Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Anchor, including:

•	Anchor’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Anchor may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	the market price of Anchor common stock might decline to the extent that Anchor’s market price following announcement of the Merger reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and the Anchor board of directors seeks another merger or business combination, under certain circumstances Anchor may be required to pay Old National a termination fee of $15,000,000 plus Old National’s documented out-of-pocket expenses actually incurred in connection with the transactions contemplated by the Merger Agreement. Anchor stockholders cannot be certain that Anchor would be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

Anchor stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

The Anchor stockholders currently have the right to vote in the election of the Anchor board of directors and on other matters affecting Anchor. When the Merger occurs, each Anchor stockholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Anchor. Because of this, the Anchor stockholders will have less influence on the management and policies of Old National than they now have on the management and policies of Anchor.

Old National may be unable to successfully integrate AnchorBank’s operations and retain AnchorBank’s employees.

AnchorBank will be merged with and into Old National Bank effective simultaneously with the consummation of the Merger. The difficulties of merging the operations of AnchorBank with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Old National, Old National Bank or AnchorBank, and the loss of key personnel. The integration of AnchorBank with Old National Bank will require the experience and expertise of certain key employees of AnchorBank who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate AnchorBank into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of AnchorBank into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Anchor.

Until the completion of the Merger, with some exceptions, Anchor is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, Anchor has agreed to pay a termination fee of $15,000,000 plus Old National’s documented out-of-pocket expenses actually incurred in connection with the transactions contemplated by the Merger Agreement to Old National if Old National terminates the Merger Agreement because (i) an acquisition proposal is made known, the Merger Agreement is terminated because (A) the Merger has not occurred before October 11, 2016 without the requisite approval of Anchor’s stockholders having been obtained or (B) Anchor has materially breached the Merger Agreement and within twelve (12) months after termination Anchor enters into a definitive agreement with respect to an any acquisition proposal or (ii) the Anchor board changes its recommendation or fails to reject an acquisition proposal or reaffirm its recommendation within two business days of Old National requesting it do so. For more information regarding the termination fee, see the section entitled “The Merger Agreement — Termination Fee” beginning on page 65 of this proxy statement and prospectus. These provisions could discourage other companies from trying to acquire Anchor even though such other companies might be willing to offer greater value to the Anchor stockholders than Old National has offered in the Merger Agreement. The payment of the termination fee and Old National’s expenses also could have a material adverse effect on Anchor’s financial condition.

Certain of Anchor’s executive officers and directors have interests that are different from, or in addition to, the interests of the Anchor stockholders generally.

Certain of Anchor’s executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of the Anchor stockholders. The Anchor board of directors was aware of these conflicts of interest when it approved the Merger Agreement.

For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of Anchor in the Merger.”

The fairness opinion obtained by Anchor will not reflect changes in the relative values of Old National and Anchor between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of J.P. Morgan was dated as of January 11, 2016. Anchor does not intend to obtain any further update of the J.P. Morgan fairness opinion. Changes in the operations and prospects of Old National and Anchor, general market and economic conditions, and other factors both within and outside of Old National’s and Anchor’s control, on which the opinion of J.P. Morgan is based, may alter the relative value of the companies. Therefore, the J.P. Morgan opinion does not address the fairness of the Merger Consideration as of the date of this proxy statement and prospectus, the date of the special meeting or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Anchor shares and Anchor may be subject to significant tax liability at the corporate level.

Anchor intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service (“IRS”) will not provide a ruling on the matter, Old National and Anchor will, as a condition to closing, each obtain an opinion from their respective legal counsel that the Merger will constitute a reorganization for federal tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Anchor common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger Consideration received in exchange for that share upon completion of the Merger. Furthermore, if the Merger fails to qualify as a reorganization, Old National, as successor to Anchor, may incur a significant tax liability resulting from a taxable sale of Anchor’s assets for United States federal income tax purposes.

The shares of Old National common stock to be received by Anchor stockholders as a result of the Merger will have different rights from the shares of Anchor common stock.

The rights associated with Anchor common stock are different from the rights associated with Old National common stock. See the section of this proxy statement and prospectus entitled “Comparison of the Rights of Shareholders” for a discussion of the different rights associated with Old National common stock.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers and other persons with whom Old National or Anchor has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Old National or Anchor, as the case may be, as a result of the Merger, which could negatively affect Old National’s or Anchor’s respective revenues, earnings and cash flows, as well as the market price of Old National common stock or Anchor common stock, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, Anchor is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Anchor’s businesses and operations prior to the completion of the Merger.

Litigation filed against Anchor and its board of directors and Old National could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

In connection with the Merger, a purported Anchor stockholder has filed a putative stockholder class action lawsuit against Anchor and its board of directors and Old National. Among other remedies, the plaintiff seeks to enjoin the Merger. If a dismissal is not granted or a settlement is not reached and approved by the court, the lawsuit could prevent or delay completion of the Merger and result in substantial costs to Anchor and Old National, including any costs associated with indemnification. Additional lawsuits may be filed against Anchor, Old National or the directors and officers of either company in connection with the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the effective time of the Merger may adversely affect Old National’s business, financial condition, results of operations and cash flows. See “Proposal 1 — The Merger — Litigation Related to the Merger” for a more complete discussion of the lawsuit.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into it, contain forward-looking statements, including statements about Old National’s and Anchor’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Old National and Anchor with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Old National and Anchor, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or Anchor or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and Anchor will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of the Anchor stockholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and Anchor and their customers and Old National’s and Anchor’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Old National and Anchor must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and Anchor’s common stock outstanding and common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and Anchor and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and Anchor’s future businesses; and

•	the impact on Old National’s or Anchor’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional factors that could cause Old National’s and Anchor’s results to differ materially from those described in the forward-looking statements can be found in Old National’s and Anchor’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or Anchor or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and Anchor undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. For any forward-looking statements made in this proxy statement and prospectus or in any documents incorporated by reference into this proxy statement and prospectus, Old National and Anchor claim the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution you not to place undue reliance on the forward-looking statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined consolidated financial information for Old National and Anchor, giving effect to the Merger. The unaudited pro forma combined consolidated balance sheet as of December 31, 2015 gives effect to the Merger as if it occurred on that date. The unaudited pro forma combined consolidated statement of income for the year ended December 31, 2015 gives effect to the Merger as if it occurred on January 1, 2015.

The pro forma information reflects the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles (“GAAP”). Old National is the acquirer for accounting purposes. A final determination of the fair values of Anchor’s assets and liabilities, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Anchor that exist as of the date of completion of the Merger. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final purchase price of the Merger will be based on the closing price of Old National common stock on the closing date of the Merger. The closing price of Old National common stock of $13.56 per share on December 31, 2015 was used for purposes of presenting the unaudited pro forma combined consolidated balance sheet at December 31, 2015. We expect that we will incur merger and integration costs as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses (as compared to the sum of expenses from each company while operating separately) and the opportunity to earn more revenue. The pro forma information does not take into account these expected merger costs or anticipated financial benefits, and does not attempt to predict or suggest future results.

Pro Forma Combined Balance Sheet (Consolidated)

As of December 31, 2015

(Unaudited - dollars in thousands)

	Old National	Anchor	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$91,311	$43,970	$(85,275	) A	$50,006
Money market and other interest-earning investments	128,507	31,297	(100,914	) A	58,890

Total cash and cash equivalents	219,818	75,267	(186,189)		108,896

Trading securities, at fair value	3,941	—	—		3,941
Securities - available-for-sale, at fair value	2,418,221	341,523	—		2,759,744
Securities - held-to-maturity, at amortized cost	872,111	15,492	(300	) B	887,303
Federal Home Loan Bank/Federal Reserve Bank stock, at cost	86,146	11,940	—		98,086
Loans held for sale, at fair value	13,810	10,323	—		24,133
Loans, net of unearned income	6,948,405	1,640,100	(88,565	) C	8,499,940
Allowance for loan losses	(52,233)	(25,147)	25,147	D	(52,233)

Net loans	6,896,172	1,614,953	(63,418)		8,447,707

FDIC indemnification asset	9,030	—	—		9,030
Premises and equipment, net	196,676	26,224	—		222,900
Accrued interest receivable	69,098	7,827	—		76,925
Goodwill	584,634	—	115,215	E	699,849
Other intangible assets	35,308	—	22,466	F	57,774
Company-owned life insurance	341,294	7,194	—		348,488
Assets held for sale	5,679	—	—		5,679
Other real estate owned	12,498	20,371	—		32,869
Deferred tax asset	109,984	90,620	20,235	G	220,839
Mortgage servicing rights	10,468	18,942	—		29,410
Other assets	106,639	7,822	—		114,461

Total assets	$11,991,527	$2,248,498	$(91,991)		$14,148,034

Liabilities
Deposits:
Noninterest-bearing demand	$2,488,855	323,956	$—		$2,812,811
Interest-bearing:
NOW	2,133,536	314,506	—		2,448,042
Savings	2,201,352	329,914	—		2,531,266
Money market	577,050	482,028	—		1,059,078
Time	1,000,067	390,320	1,991	H	1,392,378

Total deposits	8,400,860	1,840,724	1,991		10,243,575

Short-term borrowings	628,499	2,438	—		630,937
Other borrowings	1,291,747	10,124	400	I	1,302,271
Accrued expenses and other liabilities	179,251	28,571	(4,952	) J	202,870

Total liabilities	10,500,357	1,881,857	(2,561)		12,379,653

Shareholders’ Equity
Preferred stock	—	—	—		—
Common stock	114,297	96	20,349	K	134,742
Capital surplus	1,087,911	197,498	59,268	K	1,344,677
Retained earnings	323,759	172,610	(172,610	) K	323,759
Accumulated other comprehensive loss, net of tax	(34,797)	(3,250)	3,250	K	(34,797)
Treasury stock	—	(313)	313	K	—

Total shareholders’ equity	1,491,170	366,641	(89,430)		1,768,381

Total liabilities and shareholders’ equity	$11,991,527	$2,248,498	$(91,991)		$14,148,034

Pro Forma Combined Statement of Income (Consolidated)

Year Ended December 31, 2015

(Unaudited - dollars and shares in thousands, except per share data)

	Old National	Anchor	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Loans including fees:
Taxable	$304,452	$66,463	$12,500	L	$383,415
Nontaxable	11,566	—	—		11,566
Investment securities:
Taxable	57,336	6,412	81	M	63,829
Nontaxable	25,788	—	—		25,788
Money market and other interest-earning investments	47	335	—		382

Total interest income	399,189	73,210	12,581		484,980

Interest Expense
Deposits	14,168	4,186	(995	) N	17,359
Short-term borrowings	493	—	—		493
Other borrowings	18,412	243	(160	) O	18,495

Total interest expense	33,073	4,429	(1,155)		36,347

Net interest income	366,116	68,781	13,736		448,633
Provision for loan losses	2,923	(29,496)	—		(26,573)

Net interest income after provision for loan losses	363,193	98,277	13,736		475,206

Noninterest Income
Wealth management fees	34,395	—	—		34,395
Service charges on deposit accounts	43,372	10,061	—		53,433
Debit card and ATM fees	21,340	4,163	—		25,503
Mortgage banking revenue	12,540	3,955	—		16,495
Insurance premiums and commissions	42,714	114	—		42,828
Investment product fees	17,924	4,052	—		21,976
Company-owned life insurance	8,604	156	—		8,760
Net securities gains	5,718	63	—		5,781
Recognition of deferred gain on sale leaseback transactions	16,444	1,381	—		17,825
Net gain on branch divestitures	15,627	986	—		16,613
Change in FDIC indemnification asset	(9,034)	—	—		(9,034)
Other income	20,988	11,421	—		32,409

Total noninterest income	230,632	36,352	—		266,984

Noninterest Expense
Salaries and employee benefits	243,875	45,831	—		289,706
Occupancy	53,239	7,747	—		60,986
Equipment	13,183	2,602	—		15,785
Marketing	10,410	2,698	—		13,108
Data processing	27,309	6,512	—		33,821
Communication	9,586	1,960	—		11,546
Professional fees	11,756	3,293	—		15,049
Loan expense	6,373	2,774	—		9,147
Supplies	2,275	—	—		2,275
FDIC assessment	7,503	2,226	—		9,729
Other real estate owned expense	2,703	2,344	—		5,047
Amortization of intangibles	11,746	—	3,700	P	15,446
Other expense	30,974	8,331	—		39,305

Total noninterest expense	430,932	86,318	3,700		520,950

Income before income taxes	162,893	48,311	10,036		221,240
Income tax expense (benefit)	46,177	(89,447)	2,810	Q	(40,460)

Net income	$116,716	$137,758	$7,226		$261,700

Net income per common share - basic	$1.01	$14.64			$1.92
Net income per common share - diluted	$1.00	$14.57			$1.91
Weighted average number of common shares outstanding - basic	115,726	9,407	20,445	K	136,171
Weighted average number of common shares outstanding - diluted	116,255	9,458	20,445	K	136,700

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

Note 1 – Basis of Presentation

The unaudited pro forma combined consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined consolidated statement of income for the year ended December 31, 2015 is presented as if the acquisition occurred on January 1, 2015. The unaudited pro forma combined consolidated balance sheet as of December 31, 2015 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

Note 2 – Purchase Price

Each share of Anchor common stock that is outstanding immediately prior to the Merger, other than exception shares, shares held by persons who have perfected dissenters’ rights, and any shares owned by Anchor or Old National, will be converted into the right to receive either $48.50 in cash per share or 3.5505 shares of Old National common stock per share. Pursuant to the Merger Agreement, the total number of outstanding shares of Anchor common stock to be entitled to receive the cash consideration may not exceed 40%. All other shares of Anchor common stock (including shares subject to Anchor restricted stock awards, but excluding the shares of Anchor common stock to be cancelled, exception shares, and dissenting shares) will be converted into the right to receive 3.5505 shares of Old National common stock per share.

Note 3 – Allocation of Purchase Price

Under the acquisition method of accounting, Anchor’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the Merger and to adjust Anchor’s assets and liabilities to their estimated fair values at December 31, 2015.

(Unaudited - dollars in thousands)
Purchase Price of Anchor:
Market Value of Old National common stock at $13.56 per share as of December 31, 2015	$277,211
Cash to be paid	186,189

Purchase price	$463,400

Historical net assets of Anchor as of December 31, 2015	$366,641
Fair value adjustments as of December 31, 2015:
Investment securities	(300)
Loans	(88,565)
Elimination of Anchor’s allowance for loan losses	25,147
Goodwill	115,215
Core deposit intangible	22,466
Deferred tax asset	20,235
Deposits	(1,991)
Other borrowings	(400)
Accrued expenses and other liabilities	4,952

Purchase price	$463,400

Any change in the price of Old National common stock would change the purchase price allocated to goodwill. The following table presents the sensitivity of the purchase price and resulting goodwill to changes in the price of Old National common stock of $13.56, the closing price of Old National common stock on December 31, 2015:

(Unaudited - dollars in thousands)	Purchase Price	Goodwill
Up 20%	$518,876	$170,691
Up 10%	491,152	142,967
As presented in pro forma financial information	463,400	115,215
Down 10%	435,704	87,519
Down 20%	407,980	59,795

The following pro forma adjustments are reflected in the unaudited pro forma combined consolidated financial information:

A.	Fixed cash component of purchase price ($48.50 per share).

B.	Fair value adjustment on held-to-maturity investment securities will be accreted on a level-yield basis over the remaining life of the investment securities. This interest rate fair value adjustment was determined based on quoted prices for similar investment securities or other observable market data.

C.	Fair value adjustment on loans of $88.6 million, which includes $46.0 million to be accreted into interest income on a level-yield basis over the weighted average life of 3.3 years of the respective loans. Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, amortization status and current discount rates. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rate does not include a factor for credit losses as that has been included as a reduction to the estimated cash flows.

D.	Elimination of Anchor’s allowance for loan losses.

E.	Estimate of goodwill that will be recognized as part of the purchase accounting transaction. See the purchase price allocation in Note 3 for calculation.

F.	Estimate of core deposit intangible asset that will be recognized as part of the purchase accounting transaction. It is projected that this intangible will be amortized on an accelerated basis over a period of 7 years.

G.	Net deferred tax asset based on the fair value adjustments resulting from book tax timing differences valued at an estimated tax rate of 37.5%.

H.	Fair value adjustment on time deposits to reflect estimated current interest rates. The estimated premium is projected to be amortized utilizing the level-yield method over the remaining life of the time deposits.

I.	Fair value adjustment on FHLB advances to reflect estimated current interest rates. The estimated premium is projected to be amortized utilizing the level-yield method over the remaining life of the borrowings.

J.	Elimination of Anchor’s deferred gain on sale leaseback.

K.	Elimination of Anchor’s stockholders’ equity and the issuance of Old National shares in the Merger. Stockholders of Anchor are expected to receive 3.5505 shares of Old National common stock for each share of common stock held by them. The fair value of Old National common stock was based on the December 31, 2015 closing price of $13.56 per share.

L.	Accretion estimate for interest income on loans for the year ended December 31, 2015.

M.	Yield adjustment estimate for interest income on investment securities for the year ended December 31, 2015.

N.	Amortization estimate for interest expense on time deposits for the year ended December 31, 2015.

O.	Amortization estimate for interest expense on FHLB advances for the year ended December 31, 2015.

P.	Amortization estimate of core deposit intangible for the year ended December 31, 2015.

Q.	Taxes were adjusted for pro forma purposes at a 28% rate for statement of income adjustments.

Note 4 – Estimated Merger Costs

The table below reflects Old National’s current estimate of the aggregated merger costs of $34.0 million (net of $12.5 million of taxes, computed using a 28% tax rate) expected to be incurred in connection with the Merger, which are excluded from the pro forma financial statements. The current estimates of these costs are as follows:

(Unaudited - dollars in thousands)
Change of control, severance and retention plan payments	$17,558
Lease termination and other premises and equipment costs	2,655
Data processing, termination and conversion	13,508
Professional fees and other noninterest expenses (1)	12,779

Pre-tax merger costs	46,500
Income tax benefit	(12,460)

Total merger costs	$34,040

(1)	A portion of this amount is not tax deductible.

The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

SPECIAL MEETING OF THE ANCHOR STOCKHOLDERS

Date, Place, Time, and Purpose

The Anchor board of directors is sending you this proxy statement and prospectus and proxy to use at the special meeting. At the special meeting, the Anchor board of directors will ask you to vote (1) on a proposal to adopt the Merger Agreement, (2) to approve the Merger-Related Compensation Proposal, and (3) to approve the Adjournment Proposal. Anchor does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.

The special meeting will be held on April 29, 2016, at 10:00 a.m., Central Time, at the Monona Terrace Community and Convention Center, One John Nolen Drive, Madison, Wisconsin, 53703.

Record Date, Voting Rights, Quorum, and Required Vote

Anchor has set the close of business on March 28, 2016, as the record date for determining the holders of Anchor common stock entitled to notice of and to vote at the special meeting. Only Anchor stockholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 9,597,392 shares of Anchor common stock outstanding and entitled to vote at the special meeting. Each share of Anchor common stock is entitled to one vote at the special meeting on all matters properly presented.

The holders of over 50% of the outstanding shares of Anchor common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, stockholders who abstain will be treated as present for determining the presence or absence of a quorum.

Adoption of the Merger Agreement will require the affirmative vote of holders of at least a majority of Anchor’s outstanding shares entitled to vote. Abstentions from voting and broker non-votes will have the same effect as a vote against the Merger Agreement. The directors and executive officers of Anchor (and their affiliates), as a group, owned with power to vote 2,027,780 shares of Anchor common stock, representing approximately 21.13% of the outstanding shares of Anchor common stock as of the record date. In connection with the execution of the Merger Agreement, the directors of Anchor each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for adoption of the Merger Agreement.

The advisory vote on the Merger-Related Compensation Proposal and the vote on the Adjournment Proposal each require more votes cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will have no effect on these proposals.

Voting and Revocability of Proxies

You may vote in one of four ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); (2) by telephone; (3) by using the Internet; or (4) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting.

Anchor stockholders whose shares are held in “street name” by their broker, bank, or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” adoption of the Merger Agreement, “FOR” approval of the Merger-Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Anchor a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703, Attention: Mark D. Timmerman, Executive Vice President, Secretary and General Counsel.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the Internet is 11:59 p.m. Central Time on April 28, 2016.

Solicitation of Proxies

Old National will pay the costs of the distribution of this proxy statement and prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of Anchor may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Anchor will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Recommendation of the Anchor Board of Directors

The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor stockholders. The Anchor board of directors unanimously recommends that Anchor stockholders vote “FOR” adoption of the Merger Agreement, “FOR” approval of the Merger-Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

See “The Merger — Background of the Merger” and — “Anchor’s Reasons for the Merger and Recommendation of the Board of Directors” for a more detailed discussion of the Anchor board of directors’ recommendation with regard to the Merger Agreement.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $12.0 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, investments and brokerage, Old National’s Wealth Management Division is a Top 100 Fiduciary. Old National also owns Old National Insurance which is one of the top 100 largest brokers in the U.S. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 90.

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

Anchor is a savings and loan holding company incorporated under the laws of the State of Delaware and headquartered in Madison, Wisconsin. Anchor is the third largest bank headquartered in Wisconsin with assets of $2.2 billion. Anchor is the parent company of AnchorBank, a community-based financial services company providing commercial, retail and mortgage services to businesses and individuals from 46 banking locations throughout Wisconsin, with 21 locations in Madison, Wisconsin. Anchor’s common stock is listed on the NASDAQ Global Select Market under the symbol “ABCW.”

Additional information about Anchor and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 90.

PROPOSAL 1 — THE MERGER

Background of the Merger

The board of directors of Anchor has periodically reviewed and discussed Anchor’s business, strategic direction, performance and prospects in the context of developments in the banking industry and competitive landscape. Among other things, these discussions have included discussions about possible strategic directions available to Anchor, including, from time to time, hypothetical acquisitions or business combinations involving various other financial institutions.

On February 18, 2015, the Anchor board of directors met with representatives of J.P. Morgan and discussed Anchor’s strategic options, including continuing operations on a standalone basis, mergers of equals or a sale to a strategic partner. Following the discussion, the Anchor board directed Anchor management and representatives of J.P. Morgan to contact several parties on an informal, fact-finding basis to provide an overview of Anchor and to gather information regarding their possible interest in engaging in a strategic transaction with Anchor. Over the course of several months, Anchor management and J.P. Morgan contacted 11 potential parties regarding a possible strategic transaction with Anchor.

On July 29, 2015, the Anchor board met again with Anchor management and representatives of J.P. Morgan present to discuss Anchor’s strategic options. Anchor management and representatives of J.P. Morgan reported to the Anchor board preliminary information gathered from meetings with the contacted parties. Feedback from the contacted parties was generally positive and ranged from skepticism of an ability to deliver value in excess of Anchor’s then-current market price to interest in a business combination with Anchor because of its geographic presence.

On August 26, 2015, the Anchor board met again with Anchor management and representatives of J.P. Morgan present to further discuss Anchor’s strategic options. Anchor management and representatives of J.P. Morgan reported regarding further preliminary feedback from the contacted parties. Based on the generally positive feedback received, the Anchor board of directors determined that late October or early November would be an appropriate time, due to timing considerations of certain interested parties, to formally contact certain of the contacted parties to solicit their interest in a strategic transaction with Anchor.

On October 26, 2015, with the approval of the Anchor board, Anchor formally engaged J.P. Morgan to serve as its financial advisor in connection with the Anchor board’s consideration of potential strategic transactions.

On October 28, 2015, the Anchor board directed J.P. Morgan to formally contact five potential partners to solicit their interest in a strategic transaction with Anchor. J.P. Morgan contacted and distributed non-disclosure agreements to five potential partners.

Between October 29, 2015 and November 13, 2015, three of the potential partners that were contacted, including Old National, executed confidentiality agreements, which included customary standstill provisions. Thereafter, the interested parties were given access to a virtual data room and management’s financial forecast. The interested parties were requested to submit a non-binding indication of interest by December 2, 2015.

On December 2, 2015, Anchor received written non-binding initial indications of interest from Old National and one other potential partner (“Party B”). The third party that had executed a non-disclosure agreement declined to submit an indication of interest. Old National’s non-binding indication of interest contemplated a consideration mix of 70% stock and 30% cash with an exchange ratio range of 3.311x to 3.446x Old National common shares for each share of Anchor common stock, which implied a value of $49.00 to $51.00 per share, based on Old National’s trading price on or around the date of its indication of interest. Party B’s non-binding indication of interest contemplated a 100% stock transaction with an implied value of $47.00 to $50.00 per share based on Party B’s trading price on or around the date of its indication of interest. Each of the non-binding indications of interest received was subject to further due diligence.

On December 4, 2015, the Anchor board met telephonically to review the two non-binding indications of interest that had been received from Old National and Party B. The meeting was also attended by members of Anchor’s management, representatives of J.P. Morgan and representatives of Skadden. The Anchor board received an update from J.P. Morgan on the current market for bank mergers and acquisitions. J.P. Morgan provided a review of the process undertaken to that point and discussed the terms of the two non-binding indications of interest that had been received. The Anchor board reviewed the key terms and characteristics of each proposal, including the amount and type of consideration offered, and the financial performance of each of the potential merger partners was discussed. The Anchor board authorized Anchor’s management and J.P. Morgan to invite both potential partners to conduct additional diligence of Anchor during December 2015.

On December 7, 2015, J.P. Morgan sent a second round process letter to Old National and Party B. The process letter requested that a mark-up of the draft merger agreement for a potential merger transaction be returned by December 23, 2015, and that a final offer be submitted by January 6, 2016.

On December 8, 2015, J.P. Morgan submitted to Old National and Party B the draft merger agreement.

During the rest of December 2015 and into early January 2016, Anchor and Old National conducted in-depth due diligence and reverse due diligence. Party B conducted similar due diligence during December 2015.

On December 23, 2015, Old National and Party B each submitted a mark-up of the draft merger agreement as requested by the process letter.

On December 28, 2015, Party B informed J.P. Morgan that it would no longer pursue a strategic transaction with Anchor citing an inability to pay a price above Anchor’s then current stock price.

On December 31, 2015, Skadden provided written comments to Old National’s legal counsel regarding Old National’s mark-up of the Merger Agreement.

On January 6, 2016, Anchor received Old National’s final written non-binding indication of interest. The Old National final indication of interest provided for a proposed merger consideration of $48.50 per share and a consideration mix of 60.0 percent Old National common stock and 40.0 percent cash. Each share of Anchor common stock outstanding electing stock consideration, subject to proration, would receive 3.5505 shares of Old National common stock, which was higher than the high point of the range in Old National’s initial indication of interest received on December 2, 2015. On January 6, 2016, Anchor also received a mark-up of the Merger Agreement from Old National.

The Anchor board met telephonically on January 7, 2016 to review the Old National final indication of interest. The meeting was also attended by Anchor management members and representatives of J.P. Morgan and Skadden. Representatives of J.P. Morgan provided an overview of the process, summarized Old National’s indication of interest and analyzed the key economic assumptions underlying the indication of interest. Representatives of Skadden summarized the merger agreement negotiations to date and discussed key Merger Agreement terms. Following discussion, the Anchor board directed J.P. Morgan and Skadden to provide counterproposals to certain provisions in the Merger Agreement. On January 7, 2016, Old National communicated that it would accept Anchor’s counterproposals.

Between January 8, 2016 and January 10, 2016, representatives of Anchor’s management, Skadden, Old National’s management and Krieg DeVault negotiated various terms and provisions of the Merger Agreement.

On January 10, 2016, the Anchor board held a special meeting to discuss the final terms of the transaction with Old National attended by Anchor management members and representatives of J.P. Morgan and Skadden. Skadden’s representative reviewed the board’s fiduciary duties in connection with its consideration of the proposed merger and reviewed with the board the substantially final terms of the proposed Merger Agreement and director voting agreement. Representatives of J.P. Morgan reviewed with the board J.P. Morgan’s financial analysis of the consideration to be paid pursuant to the Merger Agreement and rendered to the Anchor board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 11, 2016, and is attached to this proxy statement and prospectus as Annex B, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken and described in its opinion, the consideration to be paid pursuant to the Merger Agreement to the holders of Anchor’s common stock was fair, from a financial point of view, to such holders. Anchor’s board of directors unanimously approved the Merger Agreement and the transactions contemplated thereby.

On January 11, 2016, the parties executed the Merger Agreement and in the morning of January 12, 2016, the parties issued a joint press release announcing the Merger. Contemporaneously with the parties’ entry into the Merger Agreement, Old National and the directors of Anchor executed and delivered the director voting agreement.

Anchor’s Reasons for the Merger and Recommendation of the Board of Directors

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that its stockholders adopt the Merger, the Anchor board of directors consulted with Anchor management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the extensive review undertaken by the board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Anchor for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the Anchor board’s belief that the Merger with Old National was the best option available to Anchor and its stockholders;

•	the cash/stock election mechanism of the Merger Agreement, which offers Anchor stockholders the opportunity to seek their preferred form of consideration, subject to proration, such that 60% of the Anchor shares receive stock consideration and 40% receive cash;

•	the cash component of the Merger Consideration offers Anchor stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value;

•	the stock component of the Merger Consideration offers Anchor stockholders the opportunity to participate in the future growth and opportunities of the combined company, and the receipt of stock consideration will generally be tax-free to Anchor stockholders based on the expected tax treatment of the Merger as a “reorganization” for U.S. federal income tax purposes, as further described under “United States Federal Income Tax Consequences”;

•	the financial presentation of Anchor’s financial advisor, J.P. Morgan, to the Anchor board on January 10, 2016, and the oral opinion of J.P. Morgan delivered to the Anchor board, which was confirmed by delivery of a written opinion dated January 11, 2016, to the effect that as of such date and based on and subject to certain assumptions, procedures, qualifications and limitations, the merger consideration was fair, from a financial point of view, to the holders of Anchor common stock, as further described under “The Merger — Opinion of Financial Advisor to Anchor”;

•	the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the Merger, and potential for Anchor’s stockholders, as future Old National shareholders, to benefit to the extent of their interest in the combined company from the synergies of the Merger and the anticipated pro forma impact of the Merger;

•	the view that the shared core values of Anchor and Old National, including both companies’ prudent risk culture, strong commitment to client service and focus on building solid client relationships, would assist in integration and operating the combined company post-closing to the benefit of Anchor common stockholders as future Old National shareholders;

•	the Anchor board’s familiarity with and understanding of Anchor’s business, results of operations, asset quality, financial and market position and expectations concerning Anchor’s future earnings and prospects;

•	information and discussions regarding Old National’s business, results of operations, financial and market position and future earnings and prospects;

•	the historical performance of each of Anchor’s common stock and Old National’s common stock and the dividend yield of Old National’s common stock;

•	the Anchor board’s understanding of the current and prospective environment in which Anchor and Old National operate, including national, regional and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on Anchor both with and without the Merger;

•	the regulatory and other approvals required in connection with the Merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluations of those factors (including Old National’s recent record of successfully receiving regulatory approvals for acquisitions in a timely manner), and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the terms and conditions of the Merger Agreement and the course of negotiations of the Merger Agreement, including, among other things, the Merger Consideration election mechanics (see “The Merger Agreement — Merger Consideration”), the ability of the Anchor board, under certain circumstances, to change its recommendation to Anchor stockholders regarding the Merger (see ‘The Merger Agreement — Changes in Anchor Board Recommendation”), the conditions to closing (see “The Merger Agreement — Conditions to the Merger”), the ability of Anchor to terminate the Merger Agreement under certain circumstances (see “The Merger Agreement — Termination”), the possibility that Anchor would be required to pay a termination fee under certain circumstances (see “The Merger Agreement — Termination Fee”) and that Anchor’s common stockholders will have an opportunity to vote on the Merger and that their approval is a condition to completion of the Merger (see “The Merger Agreement — Conditions to the Merger”);

•	the risk that the Merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

•	the potential risk of diverting management attention and resources from the operation of Anchor’s business to consummation of the Merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the Merger;

•	the potential risks and costs associated with successfully integrating Anchor’s business, operations and workforce with those of Old National, including the risk of not realizing all of the anticipated benefits of the Merger or not realizing them in the expected timeframe; and

•	the other risks under the sections entitled: “Risk Factors” and “Caution About Forward-Looking Statements.”

In considering the recommendation of the Anchor board, you should be aware that certain directors and officers of Anchor may have interests in the Merger that are different from, or in addition to, interests of stockholders of Anchor generally and may create potential conflicts of interest. The Anchor board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending to Anchor’s common stockholders that they vote in favor of the proposal to adopt the Merger Agreement. See “Interests of Certain Directors and Executive Officers of Anchor in the Merger.”

This discussion of the information and factors considered by the Anchor board includes the material factors considered by the Anchor board, but it is not intended to be exhaustive and may not include all the factors considered by the Anchor board. In view of the wide variety of factors considered, and the complexity of these matters, the Anchor board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the Merger agreement, the Merger and the other transactions contemplated by the Merger Agreement. Rather, the Anchor board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Anchor’s management and its financial and legal advisors. In addition, individual members of the Anchor board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Anchor board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Caution About Forward-Looking Statements”.

For the reasons set forth above, the Anchor board of directors unanimously recommends that the Anchor common stockholders vote “FOR” the proposal to adopt the Merger Agreement.

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•	AnchorBank’s 46 branches and presence in core Wisconsin markets (Madison, Milwaukee and Fox Valley) which Old National believes offer it robust commercial and retail client opportunities to cross sell many of Old National’s existing products and services;

•	Anchor represents one of the only significant entry opportunities into Wisconsin’s most relevant banking markets and the existence of follow-on consolidation opportunities in these markets;

•	the Merger provides Old National meaningful scale and operating leverage above the $10 billion regulatory threshold;

•	Anchor’s business philosophies and operating cultures are compatible with Old National’s; and

•	Old National’s management’s review of the business, operating efficiencies and cost savings, earnings, and financial condition, including capital levels and asset quality, of Anchor and AnchorBank.

Effects of the Merger

The respective Boards of Directors of Old National and Anchor believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current stockholders of Anchor who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating AnchorBank as a banking subsidiary of Old National, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after completion of the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur in the second quarter of 2016, Old National plans to begin the process of eliminating redundant functions, and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2016 and beyond will depend upon how quickly and efficiently Old National is able to implement the processes outlined above.

Old National believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets;

•	reduce legal and accounting fees; and

•	achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of Anchor as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Certain Financial Projections Utilized by the Anchor Board of Directors and Anchor’s Financial Advisor

Anchor does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Anchor management provided J.P. Morgan and Old National with certain nonpublic unaudited prospective financial information prepared by Anchor management that was considered by J.P. Morgan for the purpose of preparing its fairness opinion, as described in this proxy statement and prospectus under the heading “Proposal 1 — The Merger — Opinion of Financial Advisor to Anchor” beginning on page 36. This nonpublic unaudited prospective financial information was prepared as part of Anchor’s overall process of analyzing various strategic initiatives, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of certain significant elements of this information is set forth below, and is included in this proxy statement and prospectus solely because such information was made available to J.P. Morgan in connection with the preparation of its fairness opinion. The information included below does not comprise all of the prospective financial information provided by Anchor to J.P. Morgan and Old National.

Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions of Anchor management made at the time they were prepared, including based on management’s expectation of “lower-for-longer” interest rates and a low-growth economic environment, and assume execution of various strategic initiatives that Anchor is no longer pursuing in light of the Merger. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Anchor operates, and the risks and uncertainties described under “Risk Factors” beginning on page 15, “Caution About Forward-Looking Statements” beginning on page 19, and in the reports that Anchor files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Anchor and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results likely would differ materially from those reflected in the financial forecasts, whether or not the Merger is completed. Further, these assumptions do not include all potential actions that management could or might have taken during these time periods. The inclusion in this proxy statement and prospectus of the nonpublic unaudited prospective financial information below should not be regarded as an indication that Anchor, Old National, their respective Boards of Directors, or J.P. Morgan considered, or now consider, these projections and forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and this information should not be relied on as such. In addition, this information represents

Anchor management’s evaluation at the time it was prepared of certain measures of Anchor’s expected future financial performance on a standalone basis, assuming execution of certain strategic initiatives, and without reference to the Merger or transaction-related costs or benefits. No assurances can be given that these financial forecasts and the underlying assumptions are reasonable or that, if they had been prepared as of the date of this proxy statement and prospectus, similar assumptions would be used. In addition, the financial forecasts may not reflect the manner in which Old National would operate the Anchor business after the Merger.

The financial forecasts summarized in this section were prepared by and are the responsibility of the management of Anchor. RSM US LLP (Anchor’s independent registered public accounting firm) has not examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, RSM US LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this proxy statement and prospectus relate to the historical financial information of Old National and Anchor, respectively. Such reports do not extend to the financial forecasts and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

By including in this proxy statement and prospectus a summary of certain financial forecasts, neither Old National nor Anchor nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Anchor or Old National compared to the information contained in the financial forecasts. Neither Anchor, Old National nor, after completion of the Merger, the combined company undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section are not being included in this proxy statement and prospectus in order to induce any Anchor stockholder to vote in favor of the merger proposal or any of the other proposals to be voted on at the Anchor special meeting.

The following table presents select unaudited prospective financial data for the fiscal years ending December 31, 2016 through December 31, 2026 prepared by Anchor’s management.

Anchor’s Management Forecast
	Years Ended December 31,
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
	(in millions)
Net income	$18	$20	$21	$22	$24	$26	$27	$29	$31	$32	$34
Total assets	$2,302	$2,408	$2,545	$2,685	$2,832	$2,988	$3,152	$3,326	$3,509	$3,702	$3,905

Opinion of Financial Advisor to Anchor

Pursuant to an engagement letter dated October 26, 2015, effective from February 6, 2015, Anchor retained J.P. Morgan as its financial advisor in connection with the Merger.

On January 11, 2016, J.P. Morgan rendered its written opinion to the Anchor board of directors that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the consideration to be paid to the holders of Anchor common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated January 11, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex B to this proxy statement and prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement and prospectus is qualified in its entirety by reference to the full text of such opinion. Anchor stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Anchor board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger and was directed only to the consideration to be paid to the holders of Anchor common stock in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Anchor or as to the underlying decision by Anchor to engage in the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute a recommendation to any Anchor stockholders as to how such stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft of the Merger Agreement dated January 11, 2016;

•	reviewed certain publicly available business and financial information concerning Anchor and Old National and the industries in which they operate;

•	compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Anchor and Old National with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Anchor common stock and Old National common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts relating to Anchor prepared by the management of Anchor and certain financial analyses and forecasts relating to Old National prepared at the direction of the management of Anchor, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Anchor and Old National with respect to certain aspects of the Merger, the past and current business operations of Anchor and Old National, the financial condition, future prospects and operations of Anchor and Old National, the expected effects of the Merger on the financial condition and future prospects of Anchor and Old National, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Anchor or Old National or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities of Anchor or Old National, nor did J.P. Morgan evaluate the solvency of Anchor or Old National under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom (including the Synergies), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Anchor and Old National to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will qualify as a reorganization for United States federal income tax purposes and will be consummated as described in the Merger Agreement and this proxy statement and prospectus and that the Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan, that the representations and warranties made by Anchor and Old National in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis, and that the purchase price adjustment for environmental costs will not result in any adjustment to the consideration that is material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Anchor with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Anchor or Old National or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Anchor common stock in the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Anchor or as to the underlying decision by Anchor to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the consideration in the proposed Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Anchor common stock or Old National common stock will trade at any future time.

The terms of the Merger, including the consideration, were determined through arm’s length negotiations between Anchor and Old National, and the decision to enter into the Merger Agreement was solely that of the Anchor board of directors. J.P. Morgan’s opinion and financial analysis were only one of the many factors considered by the Anchor board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Anchor board of directors or management with respect to the Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Anchor board of directors and contained in the presentation delivered to the Anchor board of directors in connection with rendering such opinion. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Anchor Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Anchor with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Anchor. The companies selected by J.P. Morgan were:

• Bank Mutual Corporation;	• Old National Bancorp;

• Old Second Bancorp, Inc.;	• Independent Bank Corporation (Michigan);

• Park National Corporation;	• Chemical Financial Corporation; and

• First Busey Corporation;	• First Financial Corporation.

Multiples were based on closing stock prices on January 6, 2016. For each of the following analyses performed by J.P. Morgan, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the selected companies, the information J.P. Morgan presented included:

•	multiple of price to estimated earnings per share adjusted for excess capital at 8.0% tangible common equity ratio for the fiscal year 2016 (Price/adjusted 2016E EPS);

•	multiple of price to tangible book value per share adjusted for excess capital at 8.0% tangible common equity ratio (Price/adjusted TBV); and

•	the 2016 estimated return on average tangible common equity adjusted for excess capital at 8.0% tangible common equity ratio (2016E adjusted ROATCE).

Results of the analysis were presented for the selected companies, as indicated in the following tables:

Company	Price/adjusted 2016E EPS	Price/adjusted TBV	2016E adjusted ROATCE
Bank Mutual Corporation	18.1x	1.3x	7.2%
Old Second Bancorp, Inc	16.0x	1.4x	8.1%
Park National Corporation	14.8x	2.2x	14.5%
First Busey Corporation	13.1x	1.8x	15.0%
Old National Bancorp	13.0x	1.7x	13.1%
Independent Bank Corporation (Michigan)	12.9x	1.4x	10.7%
Chemical Financial Corporation	12.7x	1.8x	13.9%
First Financial Corporation	9.3x	1.3x	13.2%

	Selected Companies’ Median	Anchor
Price/adjusted 2016E EPS	13.0x	15.1x
Price/adjusted TBV	1.6x	1.3x
2016E adjusted ROATCE	13.2%	9.2%

J.P. Morgan also performed a regression analysis to review, for the selected companies identified above, the relationship between (i) Price/adjusted TBV and (ii) the 2016E adjusted ROATCE based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems and Anchor management projections. Based on this analysis, J.P. Morgan derived a reference range for the implied Price/adjusted TBV multiple of Anchor common stock of 1.3x to 1.4x.

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 13.0x to 16.0x for Price/adjusted 2016E EPS and 1.3x to 1.4x for Price/adjusted TBV to Anchor’s management estimate of Anchor’s earnings per share for the fiscal year 2016 ($1.66 adjusted for excess capital at 8.0% TCE/TA) and Anchor’s tangible book value per share, respectively. The analysis indicated the following equity values per share of Anchor common stock, as compared to the implied merger consideration of $47.24 per share of Anchor common stock (the “Assumed Consideration”), which was calculated based on the sum of (x) the implied cash merger consideration of $19.40 plus (y) the implied stock consideration at the fixed exchange ratio of 2.1303 multiplied by a closing stock price of Old National common stock of $13.07 on January 6, 2016:

Equity Value Per Share
Price/adjusted 2016E EPS	$40.27 – $45.25
Price/adjusted TBV	$42.28 – $45.16

Anchor Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Anchor common stock by discounting to present value estimates of Anchor’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Anchor management:

•	June 30, 2016 valuation date, which was discounted to January 6, 2016;

•	a terminal value based on 2026 estimated net income and a multiple range of 11.0x to 13.0x;

•	earnings and asset assumptions based on Anchor management long-term projections for 2015-2018 and on management provided growth rates thereafter;

•	cost of excess capital of 2.0% (pre-tax);

•	40% marginal tax rate, based on Anchor management projections;

•	dividends per share of $0.12 in 2016 and increasing yearly to $0.19 in 2018 with a constant 30% dividend payout ratio thereafter;

•	discount rates from 7.5% to 9.5%;

•	target tangible common equity ratio of 8.0% adjusted for certain disallowed net operating loss-related deferred tax assets; and

•	mid-year convention.

These calculations resulted in a range of implied values of $38.52 to $45.63 per share of Anchor common stock, as compared to the Assumed Consideration of $47.24 per share of Anchor common stock, as illustrated by the following table:

Discount Rate	Terminal Multiple
	11.0x	12.0x	13.0x
7.5%	$42.52	$44.08	$45.63
8.5%	40.43	41.85	43.27
9.5%	38.52	39.82	41.11

Sensitivity of Anchor Dividend Discount Analysis to Variations in Target Tangible Common Equity Ratio

J.P. Morgan also performed a dividend discount analysis to determine the sensitivity of Anchor’s equity value to variations in Anchor’s target tangible common equity ratio upward and downward from the assumed ratio of 8.0% referred to above. The analysis was based on a discount rate of 8.0% and indicated a range of equity values by varying the target tangible common equity ratio from 7.5% to 8.5%. The analysis indicated the following equity values per share of Anchor common stock, as compared to the Assumed Consideration of $47.24 per share:

Target Tangible Common Equity/Total Assets	Terminal Multiple
	11.0x	12.0x	13.0x
7.5%	$41.84	$43.26	$44.67
8.0%	40.43	41.85	43.27
8.5%	39.00	40.43	41.86

Precedent Transactions Analysis

Using publicly available information, J.P. Morgan examined the following transactions between $250 million and $1 billion over the 18 months preceding January 10, 2016, for which, J.P. Morgan examined, among other things, the multiple of the implied transaction price to next twelve months earnings per share (NTM EPS) excess capital adjusted, based on company filings, SNL Financial and FactSet Research Systems:

Announcement Date	Buyer	Target	NTM EPS
11/23/2015	Capital Bank Financial Corp.	CommunityOne Bancorp	21.9x
11/9/2015	Bank of the Ozarks, Inc.	C1 Financial, Inc.	15.5x
10/13/2015	Yadkin Financial Corporation	NewBridge Bancorp	16.7x
8/4/2015	F.N.B. Corporation	Metro Bancorp, Inc.	17.5x
3/9/2015	Western Alliance Bancorporation	Bridge Capital Holdings	17.8x
3/2/2015	PacWest Bancorp	Square 1 Financial, Inc.	20.6x
12/10/2014	Renasant Corporation	Heritage Financial Group, Inc.	15.1x
11/5/2014	Sterling Bancorp	Hudson Valley Holding Corp.	35.6x
9/8/2014	BB&T Corporation	The Bank of Kentucky Financial Corporation	17.3x

In examining the data related to the selected transactions described above, J.P. Morgan observed a transaction price to NTM EPS excess capital adjusted multiple median of 17.5x, compared to the Old National-Anchor transaction price to NTM EPS excess capital adjusted multiple of 20.4x.

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 15.5x to 19.5x to Anchor management’s estimate of NTM EPS of $1.43 (adjusted for excess capital at 8.0% target tangible common equity ratio), and derived a range of equity values per share of Anchor common stock of $40.84 to $46.56, as compared to the Assumed Consideration of $47.24 per share.

Old National Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Old National with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Old National. The companies selected by J.P. Morgan were:

• United Bankshares, Inc.;	• Commerce Bancshares, Inc.;

• Bank of Hawaii Corporation;	• UMB Financial Corporation;

• Fulton Financial Corporation;	• Valley National Bancorp;

• BancorpSouth, Inc.;	• Trustmark Corporation;

• Wintrust Financial Corporation;	• F.N.B. Corporation; and

• MB Financial, Inc.;	• FirstMerit Corporation.

Multiples were based on closing stock prices on January 6, 2016. For each of the following analyses performed by J.P. Morgan, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the selected companies, the information J.P. Morgan presented included:

•	Price/2016E EPS;

•	Price/TBV; and

•	2016E ROATCE.

In the cases of BancorpSouth, Inc., F.N.B. Corporation, MB Financial, Inc., United Bankshares, Inc., and Valley National Bancorp, the financial information was pro forma for pending acquisitions. Results of the analysis were presented for the selected companies, as indicated in the following tables:

Company	Price/2016E EPS	Price/ TBV	2016E ROATCE
United Bankshares, Inc.	17.6x	2.6x	13.6%
Bank of Hawaii Corporation	15.6x	2.5x	14.8%
Fulton Financial Corporation	14.8x	1.5x	9.6%
BancorpSouth, Inc.	14.0x	1.7x	11.1%
Wintrust Financial Corporation	13.7x	1.4x	10.7%
MB Financial, Inc.	13.7x	2.1x	13.0%
Commerce Bancshares, Inc.	15.2x	1.9x	11.9%
UMB Financial Corporation	15.0x	1.4x	8.9%
Valley National Bancorp	13.5x	1.9x	12.8%
Trustmark Corporation	13.5x	1.4x	10.4%
F.N.B. Corporation	13.0x	1.9x	13.4%
FirstMerit Corporation	12.8x	1.5x	11.3%

	Selected Companies’ Median		Old National
Price/2016E EPS	13.9	x	12.6	x
Price/TBV	1.8	x	1.8	x
2016E ROATCE	11.6%		13.9%

J.P. Morgan also performed a regression analysis to review, for the selected companies identified above, the relationship between (i) Price/TBV and (ii) the 2016E ROATCE based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems as directed by Anchor management. Based on this analysis, J.P. Morgan derived a reference range for the implied Price/TBV multiple of Old National common stock of 1.5x to 2.0x.

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 12.5x to 15.5x for Price/2016E EPS and 1.5x to 2.0x for Price/TBV to Anchor’s management estimate of Old National’s earnings per share for the fiscal year 2016 and Old National’s tangible book value per share, respectively. The analysis indicated the following equity values per share of Old National common stock, as compared to the closing price of Old National common stock of $13.07 on January 6, 2016:

Equity Value Per Share
Price/2016E EPS	$13.00 – $16.12
Price/TBV	$11.53 – $14.61

Old National Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Old National common stock by discounting to present value estimates of Old National’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Anchor management:

•	June 30, 2016 valuation date, which was discounted to January 6, 2016;

•	a terminal value based on 2026 estimated net income and a multiple range of 12.0x to 14.0x;

•	earnings and asset assumptions as directed by Anchor management;

•	cost of excess capital of 2.0% (pre-tax);

•	40% marginal tax rate;

•	discount rates from 8.0% to 10.0%;

•	target tangible common equity ratio of 8.0%; and

•	mid-year convention.

These calculations resulted in a range of implied values of $14.00 to $17.77 per share of Old National common stock, as compared to the closing price of Old National common stock of $13.07 on January 6, 2016 as illustrated by the following table:

Discount Rate	Terminal Multiple
	12.0x	13.0x	14.0x
8.0%	$16.19	$16.98	$17.77
9.0%	15.05	15.77	16.49
10.0%	14.00	14.66	15.32

Sensitivity of Old National Dividend Discount Analysis to Variations in Target Tangible Common Equity Ratio

J.P. Morgan also performed a dividend discount analysis to determine the sensitivity of Old National’s equity value to variations in Old National’s target beginning common equity ratio upward and downward from the assumed beginning ratio of 8.0% referred to above. The analysis used a discount rate of 9.0% and indicated a range of equity values by varying the target tangible common ratio from 7.5% to 8.5%. The analysis indicated the following equity values per share of Old National common stock:

Target Tangible Common Equity/Total Assets	Terminal Multiple
	12.0x	13.0x	14.0x
7.5%	$15.60	$16.32	$17.03
8.0%	15.05	15.77	16.49
8.5%	14.49	15.21	15.94

Relative Valuation Analysis

Based upon the implied valuations for each of Anchor and Old National as derived above under “Anchor Public Trading Multiples Analysis,” “Anchor Dividend Discount Analysis,” “Old National Public Trading Multiples Analysis” and “Old National Dividend Discount Analysis,” J.P. Morgan calculated a range of implied exchange ratios of a share of Anchor common stock to a share of Old National common stock, and then compared that range of implied exchange ratios to an assumed exchange ratio, adjusted to reflect the implied $19.40 in cash per share and $47.24 per share implied offer price, for the Merger of 2.1303x (the “Assumed Exchange Ratio”) determined by assuming that 60% of the $48.50 offer price was paid in Old National common stock using the Old National 10-day moving average price of $13.66 on January 4, 2016.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each range of implied equity values of Anchor by the high end of each range of implied equity values of Old National. J.P. Morgan also calculated the ratio implied by dividing the high end of each range of implied equity values of Anchor by the low end of each range of implied equity values of Old National.

In each case, the implied exchange ratios were compared to the Assumed Exchange Ratio of 2.1303x and did not include any Synergies. This analysis indicated the following implied exchange ratios:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiple Analysis
Price/2016E EPS	1.2944 – 1.9884
Price/TBV	1.5660 – 2.2343
Dividend Discount Analysis	1.0761 – 1.8735

Historical Exchange Ratio Analysis

J.P. Morgan compared the historical average exchange ratio between Anchor common stock and Old National common stock during different periods between January 6, 2015 and January 6, 2016. The historical average exchange ratios were calculated by dividing the daily closing price per share of Anchor common stock, adjusted for the implied $19.40 in cash consideration per share, by the daily closing price per Old National common stock for each trading day in the indicated periods and then calculating the average for such period. These calculations were compared to the Assumed Exchange Ratio of 2.1303x. The table below sets forth the average exchange ratios for the time periods indicated:

Time Period	Average Exchange Ratio
5-day	1.8363x
20-day	1.8351x
1-month	1.7916x
6-month	1.5559x
9-month	1.4425x
12-month	1.3516x

Value Creation Analysis

At Anchor management’s direction and based on Anchor management’s projections, Anchor and Old National public filings, SNL Financial and FactSet Research Systems, J.P. Morgan prepared a value creation analysis that compared the equity value of Anchor (based on the dividend discount analysis) to the Anchor stockholders’ portion of the pro forma combined company equity value plus the aggregate cash consideration to be paid to Anchor stockholders. J.P. Morgan determined the pro forma combined company equity value by calculating (x) the sum of (i) the equity value of Old National derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “Old National Dividend Discount Analysis,” (ii) the equity value of Anchor derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “Anchor Dividend Discount Analysis” (the “Standalone Value”) and (iii) the estimated present value of expected Synergies, net of transaction and restructuring charges (using synergy net of transaction and restructuring charges amounts reviewed and approved by Anchor management, the midpoint of a discount rate range of 7.5-9.5% and the midpoint of an exit multiple range of 11.0x-13.0x), less (y) the aggregate cash consideration to be paid to Anchor stockholders in the Merger. There can be no assurance that the Synergies and transaction and restructuring charges will not be substantially greater or less than the estimate described above. The value creation analysis, at the implied exchange ratio of 2.1303x, implied $19.40 cash per share of Anchor common stock and cost savings of 31.8% of 2016E forecasted noninterest expense of $71.6 million, yielded accretion to the holders of Anchor common stock of 28.2% or $113 million in aggregate, as compared to the Standalone Value.

Certain Other Information

J.P. Morgan also reviewed and presented other information, solely for informational purposes, including:

•	historical trading prices of Anchor common stock during the one-year period ended January 6, 2016;

•	analyst share price targets for Anchor common stock in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $43.00 to $47.00;

•	historical trading prices of Old National common stock during the one-year period ended January 6, 2016;

•	analyst share price targets for Old National common stock in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $13.50 to $16.00.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Anchor or Old National. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. J.P. Morgan did not conduct any review of individual credit files of Anchor or Old National and did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Anchor or Old National, which J.P. Morgan assumed were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. None of the selected companies reviewed as described in the above summary is identical to Anchor or Old National and none of the selected transactions reviewed is identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Anchor or Old National, as applicable. The transactions selected were similarly chosen by J.P. Morgan because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Anchor and Old National and the transactions compared to the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Anchor with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Anchor and the industry in which it operates.

For financial advisory services rendered in connection with the Merger, Anchor has agreed to pay J.P. Morgan a fee of 1.25% of the total consideration in the Merger, which includes the cash consideration and stock consideration to be paid to holders of Anchor common stock at the consummation of the Merger. Based on the closing stock price of a share of Old National common stock on January 6, 2016, the J.P. Morgan fee would be approximately $5.7 million, of which $1 million was payable at the time J.P. Morgan delivered its opinion to the Anchor board of directors and the remainder of which will become payable if the Merger is consummated. In addition, Anchor has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan for certain liabilities arising out of J.P. Morgan’s engagement, including liabilities arising under the federal securities laws.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with Anchor or Old National. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Anchor or Old National for its or their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities. In addition, J. P. Morgan and its affiliates owned on a proprietary basis on January 11, 2016 less than 1% of the outstanding common stock of Anchor.

Litigation Related to the Merger

On February 25. 2016, a putative class action complaint was filed in the United States District Court for the Western District of Wisconsin, by an individual purporting to be a stockholder of Anchor. The lawsuit is captioned Parshall v. Anchor Bancorp Wisconsin, Inc., et al., Case No. 16-CV-120 (W.D. Wis.), and alleges state law breach of fiduciary duty claims against the Anchor’s board for, among other things, seeking to sell Anchor through an allegedly defective process, for an unfair price and on unfair terms. The lawsuit seeks, among other things, to enjoin the consummation of the Merger and damages. The complaint alleges that Old National aided and abetted the Anchor directors’ breaches of fiduciary duty. The complaint also includes state and federal law claims alleging that the registration statement of which this proxy statement and prospectus forms a part filed with the SEC on February 17, 2016, omitted certain material information.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Anchor will merge with and into Old National, with Old National being the surviving corporation. The separate corporate existence of Anchor will terminate and Anchor common stock will be cancelled as a consequence of the Merger. Old National common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “ONB”. Effective simultaneously with the consummation of the Merger, AnchorBank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, each share of Anchor common stock will be converted into the right to receive 3.5505 shares of Old National common stock, subject to adjustment as summarized below, or $48.50 in cash, at the election of the holder and subject to proration and other adjustments as provided in the Merger Agreement.

The Exchange Ratio is subject to the following adjustments:

•	Environmental Costs. If Anchor’s after-tax environmental costs are greater than $5,000,000, then the Exchange Ratio will be decreased pursuant to a formula provided in the Merger Agreement. Although Old National has not completed its environmental investigation, it has not identified after-tax environmental costs in excess of $5,000,000 to date.

•	Decrease in Market Price of Old National Common Stock. If the average closing price (such average closing price, the “Old National Market Value”) of a share of Old National common stock for the ten consecutive trading days prior to the first date on which all regulatory approvals (and waivers, if applicable) required for completion of the Merger are received (the “Determination Date”) is less than $10.67 per share and decreases by more than 20% in relation to the change in the NASDAQ Bank Index, Anchor will have the right to terminate the Merger Agreement unless Old National elects to increase the Exchange Ratio within five business days of Anchor’s notice of termination. Old National may elect to increase the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of (A) $13.34, (B) the Exchange Ratio (as then in effect) and (C) the quotient (such quotient, the “Index Ratio”) of the average daily closing value of the NASDAQ Bank Index for the five consecutive trading days preceding the Determination Date divided by the closing value of the NASDAQ Bank Index on January 11, 2016 minus 0.20 and the denominator of which is equal to the Old National Market Value on the Determination Date; or (ii) the quotient determined by dividing $13.34 by the Old National Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Old National elects to increase the Exchange Ratio, the Merger Agreement will remain in effect in accordance with its terms, except the Merger Consideration will be increased to reflect the revised Exchange Ratio. If Old National declines to increase the Exchange Ratio, the Merger will be abandoned. If Old National or any company belonging to the NASDAQ Bank Index declares or effects a stock dividend, reclassification or similar transaction between January 11, 2016 and the Determination Date, the prices of common stock of such company shall be appropriately adjusted for purposes of adjusting the Exchange Ratio pursuant to this paragraph. As of March 16, 2016, Old National had received all regulatory approvals required for completion of the Merger. Because the average closing price of a share of Old National common stock for the ten consecutive trading days prior to March 16, 2016 was not less than $10.67 per share, Anchor does not have the right to terminate the Merger Agreement based on the Exchange Ratio.

•

If, prior to the effective time, the outstanding shares of Old National common stock or Anchor common stock shall have been increased, decreased or changed as a result of a reorganization, recapitalization, stock dividend or similar transaction, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Anchor common stock the same economic effect as contemplated by the Merger Agreement prior to such event.

The market prices of both Old National common stock and Anchor common stock will fluctuate before the completion of the Merger, and the market price of Old National common stock may also fluctuate between the completion of the Merger and the time you receive any Old National common stock. You should obtain current stock price quotations for Old National common stock and Anchor common stock before you vote and before you make an election.

Under the Merger Agreement, the total number of shares of Anchor common stock (including shares subject to Anchor restricted stock awards) to be entitled to receive the cash consideration shall be equal to the product (rounded up to the nearest whole share) of (i) 0.40 and (ii) the total number of shares of Anchor common stock issued and outstanding immediately prior to the effective time (including for these purposes the shares subject to Anchor restricted stock awards, but excluding the shares of Anchor common stock owned by Anchor or Old National to be cancelled, shares of Anchor common stock held in any Anchor benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Exception Shares”), and shares as to which appraisal rights have been perfected (“Dissenting Shares”) (such product, the “Cash Conversion Number”). All other shares of Anchor common stock (including shares subject to Anchor restricted stock awards, but excluding the shares of Anchor common stock to be cancelled, Exception Shares and Dissenting Shares) shall be converted into the right to receive the stock consideration.

Holders of Anchor common stock, even if they make a valid election, will not know or be able to calculate until after the completion of the Merger whether and to what extent they will be subject to the proration and adjustment procedures described below, and consequently to what extent they will receive cash consideration and/or stock consideration in accordance with their election. Any holder of Anchor common stock who does not make a valid election in his, her or its form of election will receive cash, Old National common stock or a mixture of cash and Old National common stock, based on what is available after giving effect to the valid elections made by other Anchor stockholders, as well as the proration and adjustments described below. In addition, Anchor stockholders may specify different elections with respect to different shares held by such stockholders (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Stock Election

The Merger Agreement provides that each Anchor stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Anchor common stock, subject to proration and adjustment as described below, a number of shares of Old National common stock equal to the Exchange Ratio.

Even if a holder of Anchor common stock makes a valid stock election, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to Anchor stockholders in the Merger will not be known until the completion of the Merger or until a time after completion.

Cash Election

The Merger Agreement provides that each Anchor stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Anchor common stock, subject to proration and adjustment as described below, an amount in cash equal to $48.50 per share.

The Cash Conversion Number will be determined at completion of the Merger and the calculation of the Cash Conversion Number does not take into account the elections made by Anchor stockholders. The number of shares of Anchor common stock that will be converted into the right to receive cash consideration will be equal to, and will not exceed, the Cash Conversion Number. In the event that cash consideration is oversubscribed, which means that holders of Anchor common stock have made cash elections with respect to a number of their shares that in the aggregate exceeds the Cash Conversion Number, then the applicable pro rata portion of such cash election shares held by each such Anchor stockholder will instead be converted into the right to receive stock consideration.

Even if a holder of Anchor common stock makes a valid cash election, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to Anchor stockholders in the Merger will not be known until the completion of the Merger or until a time after completion.

Non-Election

Anchor stockholders who make no election to receive cash or Old National common stock in the Merger, whose elections are not received by Old National by the election deadline, or whose forms of election are improperly completed and/or are not signed, will be deemed not to have made an election. Anchor stockholders not making an election may be paid in cash, Old National common stock or a mix of cash and Old National common stock depending on, and after giving effect to, the proration and adjustment procedures described below, the number of valid cash elections and stock elections that have been made by other Anchor stockholders, and the number of shares held by Anchor stockholders who have perfected and not lost their right to dissenters’ rights of appraisal in accordance with the procedures and requirements of the DGCL (“Dissenting Stockholders”).

Dissenting Stockholders

Dissenting Stockholders will not have a right to receive the Merger Consideration and will be entitled only to such rights as are granted under the DGCL. If any Dissenting Stockholder effectively withdraws or loses his, her or its right to dissenters’ rights of appraisals at or prior to the effective time, such holder’s shares of Anchor common stock will be converted into a right to receive the Merger Consideration pursuant to the Merger Agreement. If such holder effectively withdraws or loses his, her or its right to dissenters’ rights of appraisal after the effective time, each share of Anchor common stock of such holder shall be treated as a non-election share.

Adjustment on a Prorated Basis

The cash and stock elections are subject to proration and adjustment to ensure that the number of shares of Anchor common stock that are converted into the right to receive the cash consideration is equal to the Cash Conversion Number. As a result, even if an Anchor stockholder makes a cash election or stock election, such Anchor stockholder may nevertheless receive some stock consideration or some cash consideration, respectively.

Proration Adjustment if Cash Consideration is Oversubscribed

Stock consideration may be issued to Anchor stockholders who make cash elections if the Cash Conversion Number is oversubscribed, which will occur if the number of such cash election shares exceeds the Cash Conversion Number. If the Cash Conversion Number is oversubscribed, then:

•	an Anchor stockholder making a stock election, no election or an invalid election will receive the stock consideration for each share of Anchor common stock as to which he, she or it made a stock election, no election or an invalid election;

•	an Anchor stockholder making a cash election will receive:

•	cash consideration for a number of shares of Anchor common stock equal to the product obtained by multiplying (1) the number of shares of Anchor common stock for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the aggregate number of cash election shares; and

•	stock consideration for the remaining shares of Anchor common stock for which such Anchor stockholder made a cash election.

Proration Adjustment if Cash Consideration is Undersubscribed

Cash consideration may be issued to Anchor stockholders who make stock elections if the Cash Conversion Number is undersubscribed, which will occur if the number of cash election shares is less than the Cash Conversion Number. The amount by which the number of cash election shares is less than the Cash Conversion Number is referred to herein as the “shortfall number”.

If the Cash Conversion Number is undersubscribed, then all Anchor stockholders making a cash election will receive cash consideration for all shares of Anchor common stock as to which they made a cash election. Anchor stockholders making a stock election, Anchor stockholders who make no election and Anchor stockholders who failed to make a valid election will receive cash and/or Old National common stock based in part on whether the shortfall number is less or greater than the number of the shares of Anchor common stock for which no elections are made or for which Anchor stockholders failed to make a valid election, which are referred to as the “non-election shares”, as described below.

Scenario 1: shortfall number is less than or equal to the number of non-election shares. If the shortfall number is less than or equal to the number of non-election shares, then:

•	an Anchor stockholder making a cash election will receive the cash consideration for each share of Anchor common stock as to which he, she or it made a cash election;

•	an Anchor stockholder making a stock election will receive the cash consideration for each share of Anchor common stock as to which he, she or it made a stock election; and

•	an Anchor stockholder who made no election or who did not make a valid election with respect to any of his, her or its shares of Anchor common stock will receive:

•	the cash consideration in respect of the number of such holder’s non-election shares equal to the product of (x) the number of non-election shares held by such holder and (y) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, and

•	the stock consideration in respect of such holder’s remaining non-election shares.

Scenario 2: shortfall number exceeds the number of non-election shares. If the shortfall number exceeds the number of non-election shares, then:

•	an Anchor stockholder making a cash election will receive the cash consideration for each share of Anchor common stock as to which he, she or it made a cash election;

•	an Anchor stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of Anchor common stock for which he, she or it made no election or did not make a valid election; and

•	an Anchor stockholder making a stock election will receive:

•	the cash consideration in respect of the number of such holder’s stock election shares equal to the product obtained by multiplying (1) the number of shares of Anchor common stock with respect to which such Anchor stockholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of Anchor common stock held by such Anchor stockholder as to which he, she or it made a stock election.

Treatment of Anchor Restricted Stock Awards

At the effective time of the Merger, each award of restricted Anchor common stock that is outstanding immediately prior to the effective time of the Merger (including any such award held by an executive officer) shall (a) if granted prior to the date of the Merger Agreement, fully vest and be cancelled and converted automatically into the right to receive, at the election of the holder of the award, the stock consideration or the cash consideration, treating such award in the same manner as all other outstanding shares of Anchor common stock for such purposes or (b) if granted after the date of the Merger Agreement and has not previously lapsed or vested, be converted into an award of a number of restricted shares of Old National common stock equal to the product of the number of shares of Anchor common stock subject to such award immediately prior to the effective time, multiplied by the Exchange Ratio. The award of restricted shares of Old National common stock shall be on the same terms and conditions (including, if applicable, any continuing vesting requirements) otherwise applicable to the award under the Anchor BanCorp Wisconsin Inc. 2014 Omnibus Incentive Plan (the “Anchor Stock Plan”) and applicable award agreement in effect immediately prior to the effective time of the Merger, provided that no award of restricted Anchor common stock granted after the date of the Merger Agreement shall become vested solely by reason of consummation of the Merger but may, in the discretion of Anchor, be granted pursuant to terms whereby vesting will accelerate upon a termination of the holder’s employment without “Cause” or for “Good Reason” (as defined in the Anchor Stock Plan) following the effective time of the Merger.

Conversion of Anchor Common Stock; Elections as to Form of Consideration

At and after the effective time of the Merger, each certificate representing shares of Anchor common stock will represent only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement and the right to receive any dividends or other distributions with respect to Old National common stock having a record date after the effective time of the Merger, payable only on surrender of the Anchor common stock certificate. Old National will (i) reserve a sufficient number of shares of Old National common stock to be issued as the stock consideration and (ii) have and make available sufficient cash to allow Old National to make all payments that may be required to effect the exchange of shares.

Old National will provide a written notice of ownership of uncertificated shares to each former Anchor registered stockholder setting forth the number of shares of Old National common stock that each holder of Anchor common stock has received in the Merger and will cause a check in the amount of cash that such holder has the right to receive to be delivered to such stockholder.

The stock transfer books of Anchor will be closed at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of Anchor of any shares of Anchor common stock. Old National will be entitled to rely on Anchor’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration.

Form of Election. The Merger Agreement provides that Anchor stockholders will be provided with a form of election and other appropriate and customary transmittal materials. Each Anchor stockholder will be sent an election form and transmittal materials promptly following the mailing of this proxy statement and prospectus. Each form of election will allow the holder to make cash or stock elections or no elections. Old National will also make available forms of election to each person who subsequently becomes a holder of Anchor common stock.

Holders of Anchor common stock who wish to elect the type of Merger Consideration they will receive in the Merger should carefully review and follow the instructions set forth in the form of election. Anchor stockholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares. Shares of Anchor common stock as to which the holder has not made a valid election prior to the election deadline set forth in the election form will be treated as though they had not made an election.

To make an election, a holder of Anchor common stock must submit a properly completed form of election so that it is actually received by Old National at or prior to the election deadline in accordance with the instructions on the form of election.

Generally, an election may be revoked or changed, but only by written notice received by Old National prior to the election deadline. If an election is revoked and unless a subsequent properly executed form of election is actually received by Old National at or prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to his, her or its shares of Anchor common stock.

Anchor stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, Anchor stockholders who have made elections will be unable to revoke their elections or sell their shares of Anchor common stock during the interval between the election deadline and the date of completion of the Merger.

Shares of Anchor common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal. Soon after the completion of the Merger, Old National will send a letter of transmittal to only those persons who were Anchor stockholders at the effective time of the Merger and who have not previously submitted a form of election and properly surrendered shares of Anchor common stock to Old National. This mailing will contain instructions on how to surrender shares of Anchor common stock (if these shares have not already been surrendered) in exchange for the Merger Consideration the holder is entitled to receive under the Merger Agreement and any applicable dividends or distributions with respect to Old National common stock having a record date after the effective time of the Merger.

Withholding. Old National is entitled to deduct and withhold from the cash portion of the aggregate Merger Consideration, cash dividends or distributions payable to any holder of Anchor common stock or Anchor restricted stock units such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the Merger as having been paid to the Anchor stockholders from whom they were withheld.

Dividends and Distributions. Until Anchor book-entry shares are surrendered for exchange, any dividends or other distributions having a record date after the effective time of the Merger with respect to the whole number of Old National common stock into which shares of Anchor common stock may have been converted will accrue but will not be paid. Old National will pay to former Anchor stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their book-entry shares. After the effective time of the Merger, there will be no transfers on the stock transfer books of Anchor of any shares of Anchor common stock.

Representations and Warranties

The Merger Agreement contains representations and warranties of Anchor, on the one hand, and Old National, on the other hand, to each other, as to, among other things:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the Merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the Merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory authorities;

•	derivative instruments and transactions;

•	related party transactions;

•	absence of action or circumstance that could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the accuracy of information supplied for inclusion in this proxy statement and prospectus and other similar documents.

In addition, the Merger Agreement contains representations and warranties of Anchor to Old National as to:

•	employment and employee benefit matters;

•	environmental matters;

•	investment securities;

•	real property;

•	intellectual property;

•	inapplicability of takeover statutes;

•	receipt by the Anchor board of an opinion from its financial advisor;

•	loan matters; and

•	insurance matters.

The Merger Agreement also contains representations and warranties of Old National to Anchor as to sufficiency of funds necessary to satisfy its obligations under the Merger Agreement and as to the absence of unauthorized access to information technology networks.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure schedules which were separately delivered by each party to the other party.

Certain representations and warranties of Old National and Anchor are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect means with respect to Anchor or Old National, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or conditions (financial or otherwise) of Anchor or Old National and their respective subsidiaries taken as a whole (provided that in the case of clause (i), a material adverse effect shall not include the impact of (a) changes, after the date of the Merger Agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements (or published interpretations thereof), (b) changes, after the date of the Merger Agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its respective subsidiaries operate, or interpretations thereof by courts or governmental entities, (c) changes, after the date of the Merger Agreement, in global, national or regional political conditions or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its respective subsidiaries, (d) outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (e) disclosure or consummation of the transactions contemplated by the Merger Agreement or actions expressly required by the Merger Agreement, or (f) actions or omissions that are taken with the prior written consent or request of the other party; except, with respect to subclauses (a), (b), (c) or (d), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by the Merger Agreement. Further, a material adverse effect will be deemed to have occurred if a formal regulatory enforcement action is brought against Anchor or AnchorBank following the date of the Merger Agreement that is reasonably expected to have more than an immaterial impact on Anchor and its subsidiaries or Old National and its subsidiaries.

Anchor Restrictions

Anchor has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the effective time of the Merger or the termination of the Merger Agreement. In general, except as expressly contemplated by the Merger Agreement or as required by applicable law or with the prior written consent of Old National (which consent will not be unreasonably withheld, conditioned or delayed), Anchor will, and will cause its subsidiaries to, conduct its business in the ordinary course of business in all material respects and will use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay its ability to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated thereby on a timely basis.

In addition, Anchor has agreed to specific restrictions on the conduct of its business without, the prior written consent of Old National (which may not be unreasonably withheld, conditioned or delayed), between the date of the Merger Agreement and the earlier of the effective time or the termination of the Merger. Anchor will not, and will not permit any of its subsidiaries to do any of the following (subject, in each case, to exceptions specified below and in the Merger Agreement or previously disclosed in writing to Old National as provided in the Merger Agreement or as required by applicable law or a regulatory agency):

•	other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Anchor or any of its wholly-owned subsidiaries to Anchor or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than a subsidiary of Anchor);

•	adjust, split, combine or reclassify any of its capital stock;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of the subsidiaries of Anchor to Anchor or any of its wholly-owned subsidiaries, or (ii) the acceptance of shares of Anchor common stock as payment for the vesting or settlement of Anchor restricted stock awards, in each case in accordance with past practice and the terms of the applicable award agreements);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	authorize, issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Anchor restricted stock awards or an annual grant of additional Anchor restricted stock awards, subject to certain restrictions and limitations;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, business or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business;

•	fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

•	except in the ordinary course of business, acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person;

•	except in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of Anchor;

•	terminate, materially amend, renew or waive any material provision of certain material contracts or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business, or enter into certain material contracts, other than in the ordinary course of business;

•	make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Anchor or its subsidiaries to dispose freely of such investment at any time or subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, with certain exceptions;

•

subject to certain exceptions, including as required under applicable law or the terms of any Anchor benefit plans existing as of the date of the Merger Agreement, (i) enter into, adopt or terminate any material employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, (ii) amend any Anchor benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor other than amendments in the ordinary course and consistent with past practice that do not materially increase the cost of maintaining the plan, program, policy or arrangement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, except for annual base salary or wage increases for employees in the ordinary course of business consistent with past practice, (iv) pay or award, or commit to pay or award, any material bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) enter into any new, or amend in any material respect any existing, employment, severance, change in control, retention, bonus guarantee or collective bargaining agreement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $200,000, other than for cause, or (ix) hire any officer, employee or independent contractor who has annual base compensation greater than $200,000;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount not in excess of $1,000,000 individually or $2,500,000 in the aggregate and that would not impose any material restriction on the business of it or its subsidiaries or the surviving company;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or applicable laws, regulations, guidelines or policies imposed or requested by a governmental entity;

•	purchase any assets or securities or assume any liabilities of another entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP, applicable law or applicable rules, regulations and policies of any governmental entity;

•	enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by such policies or applicable law, regulation or policies imposed by any governmental entity;

•	open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, or make application for any of the foregoing;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans, or (ii) its hedging practices and policies, in each case except as required by such practices and policies, applicable law or applicable rules, regulations and policies of any governmental entity;

•

until written approval of Old National’s chief credit officer, which shall be deemed received if Old National does not object in writing within two (2) business days after receipt of written notice from Anchor: make, renew or otherwise modify loans (except any loans duly approved prior to the date of the Merger Agreement) that are (or in accordance with bank regulatory definitions should be) classified as “Substandard,” “Doubtful,” “Special Mention” or “Loss” in an aggregate amount in excess of $1,000,000; (ii) make, renew or otherwise modify loans (except any loans duly approved prior to the date of the Merger Agreement) if immediately after making a loan such person would be directly indebted to Anchor or its subsidiaries in excess of $5,000,000; (iii) make, renew or otherwise modify loans (except any loans duly approved prior to the date of the Merger Agreement) in an aggregate amount in excess of $417,000 and less than $750,000 secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards; (iv) make, renew or otherwise modify loans (except any loans duly approved prior to the date of the Merger Agreement) secured by an owner-occupied 1-4 single-family residence with a principal balance equal to or greater than $750,000; or (v) make, renew or otherwise modify loans (except any loans duly approved prior to the date of the Merger Agreement) in excess of $1,000,000 which does not conform with AnchorBank’s Credit Policy Manual and exceeds 120 days to maturity;

•	make, or commit to make, any capital expenditures in excess of $2,500,000 in the aggregate;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change any annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

•	knowingly take any action that is intended or reasonably expected to adversely affect or materially delay the ability of it or its subsidiaries to obtain any of the requisite regulatory approvals or to perform its covenants and agreements under the Merger Agreement or the Bank Merger Agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of any of the foregoing.

Further, Anchor has agreed that officers of Anchor will deliver to Krieg DeVault a certificate containing appropriate representations and covenants, in connection with Krieg DeVault’s delivery of an opinion with respect to the tax treatment of the Merger.

Old National Restrictions

Old National has agreed to not take, and to have its subsidiaries not take, actions that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated thereby on a timely basis.

In addition, Old National has agreed to specific restrictions on the conduct of its business without, the prior written consent of Anchor (which may not be unreasonably withheld, conditioned or delayed), between the date of the Merger Agreement and the earlier of the effective time or the termination of the Merger. Old National will not, and will not permit any of its subsidiaries to do any of the following (subject, in each case, to exceptions specified below and in the Merger Agreement or previously disclosed in writing to Anchor as provided in the Merger Agreement or as required by applicable law or a regulatory agency):

•	amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Anchor common stock relative to the holders of Old National common stock;

•	take any action that is intended or reasonably expected to prevent, impede, impact or delay the ability of Anchor and Old National to obtain the requisite regulatory approvals;

•	take any action or knowingly fail to take any action that would, or could reasonably be expected to prevent or impeded the Merger from qualifying for its intended tax treatment; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of any of the foregoing.

Further, Old National has agreed that officers of Old National will deliver to Skadden a certificate containing appropriate representations and covenants, in connection with Skadden’s delivery of an opinion with respect to the tax treatment of the Merger.

Covenants

In addition to the restrictions noted above, the Merger Agreement contains certain other covenants and agreements, including the following covenants:

•	Old National and Anchor have agreed to (i) use reasonable best efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4, which includes this proxy statement and prospectus, as promptly as practicable following the date of the Merger Agreement (and in any event no later than 30 business days after such date) and (ii) use their reasonable best efforts to have the S-4 declared effective as promptly as practicable after such filing, and Anchor will thereafter mail or deliver the proxy statement to its stockholders;

•	Old National and Anchor have agreed to use their respective reasonable best efforts to promptly (and in any event no later than 20 business days after the date of the Merger Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and to cooperate and furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the Merger and Bank Merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the Merger Agreement;

•	Old National and Anchor have agreed to use their respective reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the closing of the Merger, and to avoid or eliminate any impediments to enable the closing of the Merger to occur as soon as possible (including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Old National, Anchor and their respective subsidiaries); provided, however, that in no event will Old National or its subsidiaries be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities, that would reasonably be expected to result in a material and adverse effect on Old National and its subsidiaries, taken as a whole, or Anchor and its subsidiaries, taken as a whole, or reduce the benefits of the transactions contemplated by the Merger Agreement to such a degree that Old National would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known on the date thereof (referred to herein as a “materially burdensome regulatory condition”);

•	Old National and Anchor will notify the other party of any securityholder action brought or threatened against it and/or its board of directors, will keep the other party reasonably informed with respect to the defense or settlement of any securityholder action against it and its directors relating to the Merger, will give the other party opportunity to consult with it regarding the defense or settlement of any such securityholder action and will not settle any such action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

•	Old National and Anchor, commencing on the date of the Merger Agreement through the effective time of the Merger, will permit the other party to have reasonable access to the personnel, properties, commitments, information technology systems, books, records and contracts of or pertaining to the other party, upon reasonable notice and subject to applicable law;

•	Anchor has agreed to hold a special meeting of its stockholders, as soon as reasonably practicable following the date on which the Registration Statement on Form S-4 is declared effective, for the purpose of seeking the Anchor stockholder adoption of the Merger Agreement and, except if the Anchor board of directors has made an adverse recommendation change, to use its commercially reasonable efforts to solicit the requisite stockholder adoption for such proposal;

•	Old National and Anchor have agreed to use their reasonable best efforts to take all actions to promptly comply with all legal requirements that may be imposed on such party or its subsidiaries with respect to the transactions contemplated by the Merger Agreement (including causing its subsidiaries to use their reasonable best efforts), and to obtain any material consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party required in connection therewith;

•	Old National shall cause the shares of Old National common stock to be issued as Merger Consideration to be approved for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the Merger;

•	Old National will indemnify and hold harmless all present and former directors, officers and employees of Anchor and its subsidiaries against all costs and liabilities in all proceedings and investigations arising out of the fact that such person is or was a director, officer or employee of Anchor or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the Merger for a period of six years after the effective time of the Merger, and will also advance expenses as incurred by such persons to the fullest extent permitted by applicable law; provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	Old National will maintain for a period of six years after completion of the Merger Anchor’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of Anchor or any of its subsidiaries arising from facts or events that occurred at or prior to the completion of the Merger; provided, however, Old National is not required to spend annually more than 300% of the current annual premium paid as of the date of the Merger Agreement by Anchor for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the surviving corporation will maintain policies of insurance which provide the maximum coverage available at an annual premium equal to the premium cap, or, in lieu of the foregoing, Anchor, in consultation with Old National, may (and at the request of Old National, Anchor will use its reasonable best efforts to) obtain at or prior to the effective time of the Merger a six year “tail” policy under Anchor’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap;

•	Old National and Anchor will each promptly advise the other party of any fact, change, event or circumstance known to it that has had or is reasonably likely to have a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a closing condition contained in the Merger Agreement;

•	Old National and Anchor will use their reasonable best efforts to develop a joint communications plan and to ensure that all press releases and other public statements relating to the Merger are consistent with such joint communications plan, and unless such press release or public announcement is contemplated by this Agreement or required to be made by applicable law, rule or regulation promulgated by any applicable securities exchange, Old National and Anchor agree to consult with each other and obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or making any public statement;

•	if any takeover laws of any state or governmental entity are or may become applicable to the Merger, Old National and Anchor agree to take such action as is necessary so that the Merger may be consummated as promptly as practicable under the terms of the Merger Agreement or so as to eliminate or minimize the effects of any such law on the Merger;

•	Old National and Anchor will take all such steps as may be required to cause (i) any acquisitions of Old National common stock and/or equity awards of Old National and (ii) any dispositions of Anchor common stock or Anchor restricted stock awards resulting from the Merger and the other transactions contemplated by the Merger Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act immediately following the effective time of the Merger, to be exempt from liability under Rule 16b–3 promulgated under the Exchange Act; and

•	Anchor will reasonably cooperate with Old National in its phase one and/or phase two environmental investigation on all real property owned or leased by Anchor or its subsidiaries as of the date of the Merger Agreement, and any real property acquired or leased by Anchor or its subsidiaries after the date of the Merger Agreement.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement — Employee Benefit Matters” and “Interests of Certain Directors and Executive Officers of Anchor in the Merger.”

Acquisition Proposals by Third Parties

Except as described below, Anchor has agreed that, from the time of the execution of the Merger Agreement until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with the terms of the Merger Agreement, it will not and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives (which are collectively referred to as “representatives”) to not:

•	solicit, initiate or knowingly encourage or facilitate (including by way of furnishing non–public information) any inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a proposal that constitutes an acquisition proposal; or

•	engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other party confidential or nonpublic information in connection with any acquisition proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an acquisition proposal. Anchor will, and will cause each of its subsidiaries and each of its and its subsidiaries’ representatives to, immediately upon execution of the Merger Agreement, cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to any acquisition proposal.

Notwithstanding the restrictions described above, at any time prior to obtaining the Anchor stockholder adoption of the Merger Agreement, if Anchor receives an unsolicited bona fide written acquisition proposal from a person, Anchor and its subsidiaries and its subsidiaries’ representatives are permitted, subject to certain conditions, to furnish to such person nonpublic information with respect to Anchor and participate in discussions or negotiations with such person if the Anchor board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that failure to take such action would more likely than not result in a breach of the Anchor board of directors’ fiduciary duties.

An “acquisition proposal” means any inquiry, proposal or offer from any person (other than Old National and its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (1) acquisition of 25% or more of Anchor and its subsidiaries’ consolidated assets, (2) acquisition of 25% or more of any class of equity or voting securities of Anchor or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor, (3) tender offer or exchange offer that if consummated would result in such person beneficially owning 25% or more of any class of equity or voting securities of Anchor or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor or (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Anchor or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor.

The Merger Agreement requires that Anchor (i) fully inform Old National (within twenty-four (24) hours) as to the status on a current basis of any acquisition proposal, including the receipt of any acquisition proposal or any material developments, discussions or negotiations regarding any acquisition proposal and (ii) prior to providing any nonpublic information to third parties, enter into a confidentiality agreement with such third party on terms not more favorable than the confidentiality agreement entered into by Anchor and Old National.

Changes in Anchor Board Recommendation

The Anchor board of directors has agreed, subject to certain exceptions summarized below, not to:

•	fail to recommend the adoption of the Merger Agreement,

•	change, qualify, withhold, withdraw or modify, or publicly propose to take such action, in a manner adverse to Old National, its recommendation to adopt the Merger Agreement,

•	take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication pursuant to Rule 14d–9(f) of the Exchange Act, or

•	adopt, approve or recommend an acquisition proposal.

Notwithstanding the restrictions described above, prior to obtaining the Anchor stockholder adoption, the Anchor board of directors is permitted to make an adverse recommendation change if, the Anchor board of directors, has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that continuing to recommend the adoption of the Merger Agreement would more likely than not result in a violation of its fiduciary duties under applicable law.

Prior to making an adverse recommendation change, the Anchor board of directors must inform Old National in writing of its intention to make an adverse recommendation change and provide a reasonable description of the event or circumstances giving rise to its determination to take such action (including in the event such action is taken in response to an acquisition proposal, the material terms and conditions of the acquisition proposal and, to the extent permitted, the identity of the person making the acquisition proposal). Following the notice period, the Anchor board of directors must consider in good faith any changes to the Merger Agreement proposed by Old National and have determined that continuing to recommend the adoption of the Merger Agreement would more likely than not result in a violation of its fiduciary duties under applicable law.

Conditions to the Merger

The obligations of Old National and Anchor to consummate the Merger are subject to the satisfaction or waiver, at or before the effective time of the Merger, of a number of conditions, including:

•	the adoption of the Merger Agreement by holders of at least a majority of the outstanding shares of Anchor common stock entitled to vote;

•	the receipt of necessary regulatory approvals from the Federal Reserve Board, the Federal Deposit Insurance Corporation (the “FDIC”) and the OCC and certain other approvals necessary to consummate the transactions contemplated by the Merger Agreement, and the expiration of all statutory waiting periods in respect thereof, without the imposition of a materially burdensome regulatory condition;

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Merger or the Bank Merger;

•	the declaration of effectiveness by the SEC of this registration statement of which this proxy statement and prospectus forms a part, which registration statement must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the authorization for listing on the NASDAQ Global Select Market of the Old National common stock to be issued pursuant to the Merger, subject to official notice of issuance.

The obligation of Old National to effect the Merger is subject to the satisfaction, or waiver, of the following additional conditions:

•	the accuracy of the representations and warranties of Anchor contained in the Merger Agreement as of the date on which the Merger Agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the Merger, subject to the materiality standards provided in the Merger Agreement (and the receipt by Old National of an officers’ certificate from Anchor to such effect);

•	Anchor having performed in all material respects all of the obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger;

•	the receipt by Old National of a certificate executed by the chief executive officer and chief financial officer of Anchor certifying as to the satisfaction of the condition described in the preceding bullet point;

•	the receipt by Old National from Krieg DeVault of a written opinion, dated as of the closing date of the Merger, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	Old National must have received a letter of tax advice, in a form satisfactory to Old National, from a certified public accounting firm or compensation consultants reasonably satisfactory to Old National and in a form reasonably satisfactory to Old National to the effect that any amounts that are paid by Anchor before the effective time of the Merger, or required under Anchor’s employee benefit plans or the Merger Agreement to be paid at or after the effective time of the Merger, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Anchor, AnchorBank or their successors, and that otherwise should be allowable as deductions for United States federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	Anchor’s consolidated stockholders’ equity (computed in accordance with the Merger Agreement) must not be less than $360,797,000 as of the end of the month prior to the effective time of the Merger;

•	the receipt by Old National of a certificate signed on behalf of the chief executive officer and chief financial officer of Anchor certifying as to the satisfaction of the condition described in the preceding bullet point;

•	Anchor must have delivered to Old National a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, stating that Anchor is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code; and

•	The dissenting shares of Anchor must represent no more than ten percent (10%) of the outstanding common stock of Anchor.

The obligation of Anchor to effect the Merger is subject to satisfaction, or waiver, of the following additional conditions:

•	the accuracy of the representations and warranties of Old National contained in the Merger Agreement as of the date on which the Merger Agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the Merger, subject to the materiality standards provided in the Merger Agreement (and the receipt by Anchor of an officers’ certificate from Old National to such effect);

•	Old National having performed in all material respects all of the obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger;

•	the receipt by Anchor of a certificate executed by the chief executive officer and any executive vice president of Old National certifying as to the satisfaction of the condition described in the preceding bullet point; and

•	the receipt by Anchor from Skadden of a written opinion, dated as of the closing date of the Merger, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Expenses

Except as otherwise provided in the Merger Agreement, Anchor and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the officers and employees of Anchor and its subsidiaries who continue as employees of Old National or any subsidiary substantially the same compensation and employee benefits on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. Employees of Anchor and its subsidiaries will receive credit, after the Merger, to the same extent that such service was taken into account under an analogous Anchor benefit plan for all prior service with Anchor or its subsidiaries for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans, except for any defined benefit pension plan, benefit plan that provides retiree welfare benefits or any benefit plan that is frozen or provides grandfathered benefits. Employees of Anchor and its subsidiaries who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding Anchor benefit plan.

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, and, except as described below, whether before or after the receipt of the required Anchor stockholder adoption, under the following circumstances:

•	by mutual written consent of Old National and Anchor;

•	by either Old National or Anchor:

•	if any governmental entity that must grant a requisite regulatory approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements under the Merger Agreement;

•	if the Merger does not occur on or before October 11, 2016, unless the failure to complete the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements under the Merger Agreement; provided, however, that Old National may extend the date to January 11, 2017 if on October 11, 2016 all closing conditions except obtaining the requisite regulatory approvals have been satisfied or waived and Old National in good faith believes that the requisite regulatory approvals will be obtained by January 11, 2017 (with the chief executive office and an executive vice president of Old National certifying to such effect);

•	(provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the Merger Agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the closing date of the Merger, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach (or such fewer days as remain prior to October 11, 2016), or by its nature or timing cannot be cured during such period; or

•	if Anchor shall have failed to obtain the requisite vote of Anchor stockholders at the duly convened Anchor stockholders meeting or any adjournment thereof at which a vote on the adoption of the Merger Agreement was taken;

•	by Old National, if the after-tax cost of all remedial or other corrective actions and measures required by applicable environment laws or regulations to be taken with respect to Anchor’s real property is estimated to exceed, in the aggregate, $12,000,000;

•	by Old National, if the Anchor board (i) fails to recommend in this proxy statement and prospectus that the Anchor stockholders adopt the Merger Agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Old National, or resolves to do so, or fails to reaffirm such recommendation within two business days after Old National requests in writing that such action be taken, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding Anchor common stock that has been publicly disclosed (other than by Anchor or an affiliate of Anchor) within 10 business days after the commencement of such tender or exchange offer, (ii) recommends or endorses an acquisition proposal, or (iii) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they approve the Merger Agreement, in any material respect; or

•	by Anchor if, during the five (5) day period starting on the date on which all required regulatory approvals are obtained, the average closing price of Old National common stock over the preceding ten (10) trading days (i) is less than $10.67 and (ii) underperforms the NASDAQ Bank Index by more than 20%; provided, however, that Old National shall have the option (for five (5) business days) to increase the Exchange Ratio pursuant to the formula described in the section entitled “The Merger Agreement – Merger Consideration”.

Termination Fee

Anchor is required to pay Old National $15,000,000 and Old National’s documented out-of — pocket expenses actually incurred in connection with the transactions contemplated by the Merger Agreement (referred to herein as the “Old National expenses” and collectively with the $15,000,000, the “termination fee”) if the Merger Agreement is terminated in the following circumstances:

•	in the event that, after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a bona fide acquisition proposal has been made known to senior management of Anchor or the Anchor board or has been made directly to its stockholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Anchor and (A)(i) thereafter the Merger Agreement is terminated by either Old National or Anchor because the Merger has not been completed prior to October 11, 2016, and Anchor has failed to obtain the required vote of its stockholders at the duly convened Anchor stockholder meeting or any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement is taken or (ii) thereafter the Merger Agreement is terminated by Old National based on a breach of the Merger Agreement by Anchor that would constitute the failure of a closing condition and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (B) within twelve months after the date of such termination, Anchor enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”;

•	in the event that the Merger Agreement is terminated by Old National based on the Anchor board having (A) failed to recommend in this proxy statement and prospectus that the stockholders of Anchor adopt the Merger Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Old National, or resolved to do so, or failed to reaffirm such recommendation within two business days after Old National has requested in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Anchor common stock that has been publicly disclosed (other than by Old National or an affiliate of Old National) within ten (10) business days after the commencement of such tender or exchange offer, (B) recommended or endorsed an acquisition proposal, or (C) breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that they adopt the Merger Agreement, in any material respect; or

•	if Old National terminates the Merger Agreement because Anchor has breached the Merger Agreement, such that the conditions to Old National’s obligation to complete the Merger are not satisfied, and which either (A) cannot be cured by October 11, 2016 or (B) if capable of being cured by October 11, 2016, has not been cured within forty-five days following receipt of written notice from Old National of such breach, provided that Old National is not then in breach of the Merger Agreement.

Anchor will pay Old National’s expenses in the event that the Merger Agreement is terminated due to Anchor failing to obtain the requisite stockholder vote at the duly convened Anchor meeting of stockholders or at any adjournment thereof at which a vote on the adoption of the Merger Agreement was taken.

Upon the termination of the Merger Agreement in accordance with its terms and payment of a termination fee or the Old National expenses by Anchor, each as applicable, neither party will have any continuing liability to the other party, except for liabilities or damages arising from a willful and material breach of the Merger Agreement or fraud.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected or appointed and qualified or until their earlier resignation, death, or removal from office. Old National’s articles of incorporation and by-laws in existence as of the effective time of the Merger shall remain Old National’s articles of incorporation and by-laws following the effective time, until such Articles of Incorporation and By-laws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, Old National has the right to terminate the Merger Agreement and not consummate the transaction if any of the real estate owned or leased by Anchor or AnchorBank is determined, after proper investigation, to be contaminated and the after tax cost to remediate such contamination would be estimated in good faith to exceed $12,000,000.

Closing Date of the Merger

Unless otherwise mutually agreed to by the parties, the closing of the Merger is expected to occur on the first business day of the month immediately following the month in which satisfaction or waiver of the latest of the closing conditions shall have occurred. The parties currently anticipate closing the Merger in the second quarter of 2016.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the OCC and the Federal Reserve Board. On March 16, 2016, Old National received approval from the OCC. On February 12, 2016, the Federal Reserve Board granted Old National’s request for a waiver of the Federal Reserve Board’s application requirements.

Voting Agreement

As of the record date, the directors of Anchor beneficially owned 1,888,511 shares, or approximately 19.68% of the outstanding shares of Anchor common stock. In connection with the execution of the Merger Agreement, the directors of Anchor each executed a voting agreement pursuant to which the directors agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of adoption of the Merger Agreement.

Accounting Treatment of the Merger

Old National will account for the Merger under the “acquisition” method of accounting in accordance with United States’ generally accepted accounting principles. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of Anchor will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired less liabilities assumed, will be recorded as goodwill.

NASDAQ Global Select Market Listing

Old National common stock currently is listed on the NASDAQ Global Select Market under the symbol “ONB.” The shares to be issued to the Anchor stockholders in the Merger will be eligible for trading on the NASDAQ Global Select Market.

APPRAISAL RIGHTS OF ANCHOR STOCKHOLDERS

General. If you hold one or more shares of Anchor common stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the Merger in place of the Merger Consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Anchor stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the Merger Consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement and prospectus as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Anchor common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the Merger Agreement, Anchor, not less than 20 days prior to the meeting, must notify each stockholder who was an Anchor stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement and prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement and prospectus as Annex C. A holder of Anchor common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex C carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share Merger Consideration.

How to Exercise and Perfect Your Appraisal Rights. Anchor stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the Merger Agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the Merger Agreement or abstain from voting your shares;

•	you must deliver to Anchor a written demand for appraisal before the vote on the adoption of the Merger Agreement at the special meeting;

•	you must continuously hold the shares from the date of making the demand through the effective time; and

•	you or the surviving company (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Anchor stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Anchor common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Anchor common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears in the stock ledger. The demand must reasonably inform Anchor of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Anchor. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Anchor common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Anchor common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Anchor common stock as to which appraisal is sought. Where no number of shares of Anchor common stock is expressly mentioned, the demand will be presumed to cover all shares of Anchor common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Anchor common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Anchor common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

Attn: Mark D. Timmerman

Old National’s Actions After Completion of the Merger. If the Merger is consummated, the surviving company will give written notice that the Merger has become effective within 10 days after the effective time to each stockholder that did not vote in favor of the Merger Agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, any stockholder that did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw such demand and to accept the Merger Consideration in accordance with the Merger Agreement for his, her or its shares of Anchor common stock. Within 120 days after the effective time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of Anchor common stock held by all such stockholders. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the Merger Agreement and with respect to which Anchor has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement within the later of 10 days of receipt by the surviving company of the request therefor or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.

If a petition for appraisal is duly filed by any record holder of Anchor common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Anchor common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Anchor common stock at the effective time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the per share Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Anchor common stock is less than the per share Merger Consideration.

If no party files a petition for appraisal within 120 days after the effective time, then all stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote the Anchor shares subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Anchor shares as of a record date prior to the effective time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the Merger Consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are an Anchor stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF ANCHOR IN THE MERGER

Interests of Anchor’s Directors and Executive Officers in the Merger

In considering the recommendation of the Anchor board of directors that you vote to approve the Merger, you should be aware that Anchor’s directors and executive officers have certain interests in the Merger that may be different from, or in addition to, those of Anchor stockholders generally. The Anchor board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending to you that you vote to approve the adoption of the Merger Agreement. These interests are further described below.

In addition, certain of Anchor’s executive officers may continue in employment with Old National following the consummation of the Merger.

Non-Employee Director Equity Award Vesting Acceleration

Upon completion of the Merger, the non-employee directors of Anchor will become fully vested in restricted shares of Anchor common stock held by them immediately before the effective time of the Merger, and they will be eligible to elect either the cash consideration or stock consideration in respect of those shares, subject to proration and certain adjustments as set forth in the Merger Agreement.

The following table sets forth the number of restricted shares of Anchor common stock held by each of the current Anchor non-employee directors as of March 28, 2016 (the latest practicable date prior to the filing of this proxy statement and prospectus), and their value based on a per-share value of Anchor common stock of $42.53, the average per-share closing price over the first five business days following the first public announcement of the Merger Agreement:

Name	Number of Restricted Shares (1)(#)	Value of Restricted Shares ($)
Richard A. Bergstrom	576	$24,497
Holly Cremer	576	24,497
Bradley E. Cooper (2)	576	24,497
Martin S. Friedman	576	24,497
David L. Omachinski	576	24,497
Pat Richter	576	24,497

(1)	Does not include 470 shares of common stock that will be granted to each Anchor non-employee director on or about March 31, 2016 in connection with the annual payment of non-employee director compensation. Giving effect to such anticipated grant, the number of restricted shares subject to vesting acceleration would total 1,046 for each non-employee director with a total value of $44,486 based on a per share value of Anchor common stock of $42.53.
(2)	Director compensation paid in respect of Mr. Cooper’s services, including restricted shares of Anchor common stock, are paid to Capital Z Partners III, L.P., not Mr. Cooper.

Executive Officer Interests

The executive officers of Anchor are entitled to accelerated vesting and payment of certain equity and other incentive compensation awards upon completion of the Merger and the payment of certain severance benefits upon a qualifying termination of employment following the Merger, all as more fully described below. To the extent the payments and benefits to an executive would be subject to the “golden parachute” excise taxes under the Code, their amount will be reduced to a level that is not subject to such taxes if the executive would retain more value on an after-tax basis.

Incentive Award Acceleration

Upon completion of the Merger, (i) all restricted shares of Anchor common stock granted prior to the date of the Merger Agreement will become fully vested; (ii) all restricted shares of Anchor common stock granted after the date of the Merger Agreement will be converted into an award of a number of restricted shares of Old National common stock equal to the product of such Anchor restricted shares multiplied by the Exchange Ratio (and such restricted shares of Old National common stock will become vested after the consummation of the Merger upon the termination of the executive officer’s employment without “Cause” or for “Good Reason” (as defined in the Anchor Stock Plan)), if earlier than the specified vesting dates; and (iii) the executive officers will receive pro-rated payment of their annual incentive target bonus for the year in which the Merger occurs. The executive officers will be eligible to elect either the cash consideration or stock consideration in respect of their restricted shares that become vested upon completion of the Merger.

For all of the executive officers other than Mr. Ronald R. Osterholz, the amounts payable to them as described in the preceding paragraph are quantified in the disclosure set out in “Merger-Related Compensation” beginning on page 73. As of March 28, 2016 (the latest practicable date prior to the filing of this proxy statement and prospectus), Mr. Osterholz held 8,333 restricted shares of Anchor common stock (with a value of $354,402 based on a per-share value of Anchor common stock of $42.53, the average per-share closing price over the first five business days following the first public announcement of the Merger Agreement).

Employment Agreement/Severance Benefits

Each of the Anchor executive officers is party to an agreement with Anchor that provides for certain additional compensation and benefits by reason of the Merger. Those arrangements are summarized below and, for all of the executives other than Mr. Osterholz, the amounts payable under them are quantified in the disclosure set out in “Merger-Related Compensation” beginning on page 73.

Upon completion of the Merger, each executive officer is entitled to an annual base salary of not less than twelve times his or her highest monthly base salary for the twelve-month period immediately preceding the month in which the Merger occurs and, in the event that the executive’s employment is terminated during the two-year period (three-year period in the case of Mr. Bauer) following the Merger, by Old National or its affiliates without cause or by the executive for good reason (as those terms are defined in the employment agreements), then subject to compliance with a one-year noncompetition/nonsolicitation obligation, the executive will receive (i) two times (2.99 times in the case of Mr. Bauer) his or her Annual Cash Compensation (as defined below); (ii) outplacement services, to be provided by a nationally recognized executive placement firm, until the end of the first calendar year following the calendar year in which the termination occurs, provided that the cost shall not exceed 5% of their annual base salary; (iii) group life insurance, hospitalization, medical and dental coverage (which coverages, in the aggregate, are at least equal in value to the aggregate level of coverages the executive was entitled to prior to the termination) for the duration of the two-year period (or three-year period in the case of Mr. Bauer) following the Merger, or until the executive is entitled to coverage under new employment; and (iv) the immediate vesting of any benefits under his or her retirement plans that include vesting provisions to the extent permitted without jeopardizing the tax-qualified status or legal compliance of such plans. Annual Cash Compensation means the sum of (a) the executive’s annual base salary plus (b) an amount equal to the greater of the executive’s annual incentive target bonus for the fiscal year in which the termination occurs or the annual incentive bonus received by the executive for the fiscal year prior to the Merger.

Mr. Osterholz is estimated to receive severance amounts totaling $629,000 (consisting of a cash severance payment of $576,000, value of continued welfare benefits of $44,000 and value of outplacement services of $9,000). The estimates do not include the planned long term incentive award of restricted stock described below in “Potential Compensation Actions Between Signing of the Merger Agreement and Completion of the Merger.” The estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement and prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by Mr. Osterholz may differ in material respects from the amounts set forth below. The amounts above have been calculated assuming that the Merger was completed on March 28, 2016 (the latest practicable date prior to the filing of this proxy statement and prospectus), and that Mr. Osterholz experienced a qualifying termination of employment on such date. The amount attributable to accelerated vesting and payment of incentive compensation (which will occur upon completion of the Merger without regard to any subsequent termination of employment) is set out above in “Interests of Anchor’s Directors and Executive Officers in the Merger — Executive Officer Interests — Incentive Award Acceleration” beginning on page 71.

Potential Compensation Actions Between Signing of the Merger Agreement and Completion of the Merger

It is expected that, on or about March 31, 2016, Anchor executive officers will receive an award of restricted stock based upon fiscal 2015 performance as determined by the compensation committee of Anchor’s board of directors, which award generally will vest ratably over three years subject to continued employment or upon a qualifying termination of employment following effectiveness of the Merger, if earlier. It is anticipated that Chris M. Bauer, Thomas G. Dolan, William T. James, Martha Hayes, Scott M. McBrair, Mark D. Timmerman and Ronald R. Osterholz will each be granted an award of restricted stock with the following approximate values (based on the value of Anchor common stock at the time of grant): $375,000, $210,000, $81,000, $173,250, $173,250, $90,000, and $54,000, respectively.

Indemnification of Anchor’s Directors and Officers

Anchor directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Merger.

Merger-Related Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the Merger and that may be payable to those individuals for whom disclosure by Anchor was most recently required under Item 402(c) of Regulation S-K (i.e., the individuals identified in the Summary Compensation Table in Anchor’s 2015 Form 10-K/A), who are referenced below as Anchor’s “named executive officers.” These amounts have been calculated assuming the Merger was consummated on March 28, 2016 (the latest practicable date prior to the filing of this proxy statement and prospectus), and assuming that each named executive officer experienced a qualifying termination of employment as of that date (a termination without “cause” or by the named executive officer for “good reason”).

See the section entitled “Interests of Anchor Directors and Executive Officers in the Merger — Executive Officer Interests” beginning on page 71 for further information about the compensation disclosed in the table below. The amounts indicated below are estimates of amounts that might become payable to the named executive officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officer	Cash (1) ($)	Equity (2) ($)	Perquisites/ Benefits (3) ($)	Total ($)
Chris M. Bauer	$2,875,000	$108,670	$59,344	$3,090,435
Thomas G. Dolan	1,260,000	64,895	40,080	1,392,992
William T. James	576,000	8,899	66,244	668,972
Martha M. Hayes	1,122,000	59,196	75,108	1,295,853
Scott M. McBrair	1,122,000	59,196	75,108	1,299,604
Mark D. Timmerman	640,000	30,123	67,574	782,311

(1)	Represents cash severance payable upon a qualifying termination of employment.
(2)	Represents value payable upon completion of the Merger without regard to any subsequent termination of employment. As required by Item 402(t) of Regulation S-K, the values in the table are based on a per-share value of Anchor common stock of $42.53, the average per-share closing price over the first five business days following the first public announcement of the Merger Agreement. Does not include anticipated long term incentive award of restricted stock described above in “Potential Compensation Actions Between Signing of the Merger Agreement and Completion of the Merger.”
(3)	Consists of value of continuation of group life, medical and dental coverage plus outplacement benefits capped at 5% of base salary, respectively, for each executive.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, Anchor stockholders will exchange their shares of Anchor common stock for shares of Old National common stock and cash. Anchor is organized under the laws of the State of Delaware, and the rights of Anchor stockholders are governed by the applicable laws of the State of Delaware, including the DGCL, and the Anchor certificate of incorporation, as amended (the “Anchor Certificate”) and amended and restated bylaws, as amended (the “Anchor Bylaws”). Old National is organized under the laws of the State of Indiana, and the rights of Old National’s shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (the “IBCL”), and Old National’s third amended and restated articles of incorporation (the “Old National Articles”) and amended and restated by-laws (the “Old National By-Laws”). In addition, as Old National common stock is listed on the NASDAQ Global Select Market, Old National’s corporate governance is subject to compliance with the Nasdaq Corporate Governance Rules. Upon consummation of the Merger, the Anchor stockholders will become Old National shareholders, and the Old National Articles, the Old National By-Laws, the IBCL and the rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following discussion is a summary of the material differences between the current rights of Old National shareholders and the current rights of Anchor stockholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the IBCL, the DGCL, the Old National Articles, the Anchor Certificate, the Old National By-Laws, the Anchor Bylaws and such other governing documents referenced in this summary of shareholder rights. Old National has filed with the SEC and/or made available on its corporate website its respective governing documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 90.

Old National	Anchor

Authorized Capital Stock

Old National currently is authorized to issue up to 150,000,000 shares of common stock, no par value, of which 114,352,000 shares were outstanding as of March 28, 2016. Old National is also authorized to issue up to 2,000,000 shares of preferred stock, no par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.	Anchor currently is authorized to issue up to 12,000,000 shares, consisting of 11,900,000 shares of common stock, $0.01 par value, of which 9,597,392 shares were outstanding as of March 28, 2016. Anchor is also authorized to issue up to 100,000 shares of preferred stock, $0.01 par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.

Issuance of Additional Shares

Old National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Old National Articles, without shareholder approval, subject only to the restrictions of the IBCL, the Old National Articles and the NASDAQ Global Select Market. Old National’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Old National Articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National Articles and the NASDAQ Global Select Market. Any preferred shares issued may also rank senior to Old National’s common stock as to rights upon liquidation, winding-up or dissolution.	Anchor’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Anchor Certificate, without shareholder approval, subject only to the restrictions of the DGCL, the Anchor Certificate, and the NASDAQ Global Market. Under the Anchor Certificate, the board of directors has the power to approve, without stockholder approval, the issuance of one or more series of preferred stock with such designation, preferences, limitations and relative voting and other rights as provided by the board of directors and as set forth in a resolution.

Old National	Anchor

Number, Classification and Qualifications of Directors

The Old National By-Laws provide that the board of directors shall be comprised of 15 members. All directors of Old National are elected for terms expiring at the next annual meeting of the shareholders and until their respective successors have been duly elected and qualified or such director’s earlier resignation, death or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

The Old National Articles provide that directors need not be shareholders of Old National. The Old National By-Laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 75 years of age. The Old National By-Laws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

The Anchor Bylaws provide that the board of directors shall consist of not less than one nor more than fifteen members, with the exact number being fixed by the board of directors from time to time. Directors hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even if less than a quorum of the board of directors, or by a sole remaining director.

The Anchor Bylaws provide that directors need not be stockholders of Anchor.

Election of Directors

Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Old National’s board of directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.

Anchor’s directors are elected by a plurality of the votes cast at each annual meeting of stockholders.

Old National	Anchor

Removal of Directors

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National By-Laws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one or more series of preferred stock) may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.	The DGCL provides that any director or the entire board of directors may generally be removed with or without cause by a majority stockholder vote. Anchor’s Bylaws provide that except as otherwise required by law and subject to the rights, if any, of holders of outstanding preferred stock, any director or the entire board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of Anchor entitled to vote in the election of directors. Any director serving on a committee of the board of directors may be removed from such committee at any time by the board of directors.

Transactions Involving Directors

The Old National Articles allow directors to have an interest in a contract or transaction with Old National, if the interest is disclosed to or known by the board of directors, and the board authorizes, approves or ratifies the contract or transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction. In addition, the IBCL allows a director to have a direct or indirect interest in a transaction with Old National if any of the following circumstances have been established: (i) the transaction was fair to Old National; (ii) the material facts of the transaction and the director’s interest were disclosed or known to the board of directors or a committee of the board and the board of directors or committee authorized, approved or ratified the transaction; or (iii) the material facts of the transaction and the director’s interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction. A transaction is authorized, approved or ratified under clause (ii) above if it received the affirmative vote of the majority of the directors on the board or the committee who had no interest in the transaction, but a transaction may not be authorized, approved or ratified by a single director. For purposes of the shareholder vote to authorize, approve or ratify a transaction under clause (iii) above, shares owned by or voted under the control of the interested director may be counted in the vote.	The Anchor Bylaws allow directors to have an interest in a contract or transaction with Anchor if (i) the interest is disclosed to or known by the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors are less than a quorum, or (ii) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to Anchor as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. Common or interested directors may be counted for purposes of establishing a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Director Liability

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the	Pursuant to the DGCL and the Anchor Certificate, a director will not be personally liable to Anchor or its stockholders for monetary damages for breach of

Old National	Anchor

director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.	fiduciary duty, except for (i) any breach of the director’s duty of loyalty to Anchor or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock, or (iv) any transaction from which the director derives an improper personal benefit. The Anchor Certificate provides that any amendment to the DGCL that further eliminates or limits director liability shall apply to Anchor’s directors.

Indemnification of Directors, Officers and Employees

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National Articles and Old National By-Laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what

Under the DGCL, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than certain actions by or in right of the corporation) because he or she is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or in a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.

Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the board) in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.

To indemnify a party, the corporation must determine that the party met the applicable standards of conduct.

To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any such proceeding, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the proceeding.

The Anchor Certificate provides that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer

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he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National Articles.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

of Anchor or is or was serving at the request of Anchor as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by Anchor to the fullest extent permitted by the DGCL. This right to indemnification includes the right to be paid for the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

The Anchor Certificate permits Anchor to purchase insurance on behalf of any person who is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not Anchor would have the power to indemnify such person against such liability under the DGCL.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

The Old National By-Laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the requirements set forth in Article IV, Section 9 of the Old National By-Laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

The Anchor Bylaws provide that nominations for the election of directors may be made at any annual meeting of stockholders or any special meeting of stockholders called for the purpose of electing directors (i) by or at the direction of the board of directors or (ii) by any stockholder of Anchor who is a stockholder of record on the date of providing the appropriate notice and on the record date for determining stockholders entitled to notice of and to vote at such meeting, and who complies with the notice procedures set forth in Article II, Section 6 of the Anchor Bylaws.

Additionally, stockholders may submit proposals for business to be considered at Anchor’s annual meeting of stockholders if the stockholder is a stockholder of record on the date of providing the appropriate notice

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and on the record date for determining stockholders entitled to notice of and to vote at such annual meeting and complies with the notice requirements set forth in Article II, Section 6 of the Anchor Bylaws.

Special Meetings of Shareholders

The Old National By-Laws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	The Anchor Bylaws provide that special meetings of stockholders may be called by the chairman of the board, the president or the secretary, and must be called by any such officer at the request in writing of the board of directors, a committee of the board of directors duly designated and authorized to call such meetings, or the stockholders owning a majority of the issued and outstanding capital stock entitled to vote.

Shareholder Action Without a Meeting

The Old National Articles provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.	The Anchor Bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted.

Amendment of Articles of Incorporation and By-laws

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own 15% or more of Old National’s outstanding shares).

Under the DGCL, unless otherwise provided in the certificate of incorporation, an amendment of the corporation’s certificate of incorporation may be adopted if the board of directors adopts a resolution setting forth the amendment proposed and declaring its advisability, and, at an annual or special meeting, a majority of the shares entitled to vote, as well as a majority of shares of each class entitled to vote, vote in favor of the amendment. Any provision in the certificate of incorporation which requires a greater vote than required by law cannot be amended or repealed except by such greater vote. The Anchor Certificate reserves the right to amend the Certificate as prescribed by statute, therefore the standard above shall apply to amendments of the Anchor Certificate.

Anchor’s Bylaws provide that the Anchor Bylaws may be amended by the stockholders or by the board of directors and any such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire board of directors then in office.

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The Old National Articles and the Old National By-Laws provide that the Old National By-Laws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

Business Combination Restrictions and Other Shareholder Limitations

Business Combinations

The Old National Articles require the affirmative vote of not less than 80% of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The Old National Articles require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements

Business Combinations

Under the DGCL, with certain exceptions, a corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless (i) the transaction or business combination that results in the person’s becoming an interested stockholder is approved by the corporation’s board of directors before the person becomes an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans, or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

An “interested stockholder” means any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Section 203 of the DGCL does not apply to a corporation that elects to opt out of such section in its original certificate of incorporation or if the corporation’s stockholders, by the affirmative vote of a majority of the shares entitled to vote, adopt an amendment to its certificate of incorporation or bylaws. Such stockholder action does not become effective for 12 months following its adoption and would not apply to business combinations between the corporation and persons who were already interested stockholders at the time of the amendment.

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of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

The inclusion of the foregoing requirement in the Old National Articles, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934 (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

In the Anchor Certificate, Anchor expressly elects not to be governed by Section 203 of the DGCL.

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Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. Old National is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Control Share Acquisitions The DGCL does not contain a control share acquisition provision, and there are no such provisions in the Anchor Certificate or Anchor Bylaws.

Limitations on Significant Shareholders

The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire, directly or indirectly, additional shares of common stock in connection with a tender or exchange offer, open market purchase or business combination must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

Limitations on Significant Shareholders

Neither the Anchor Certificate nor the Anchor Bylaws contain limitations on significant stockholders, other than the Anchor Certificate containing certain transfer restrictions intended to protect tax losses of Anchor pursuant to Section 382 of the Code. Such restrictions apply to transfers made by five-percent stockholders and transfers made that would result in such stockholder becoming a five-percent stockholder, as further described in the Anchor Certificate.

Appraisal and Dissenters’ Rights

Under the IBCL, shareholders who dissent from a merger or similar transaction can exercise dissenters’ rights except (i) with respect to shares of any class or series of stock that are “covered securities” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, or (ii) if they were not entitled to vote on the merger. As a result, shareholders of Old National will not be afforded dissenters’ rights as long as the Old National common stock continues to be listed on a national securities exchange.	Under the DGCL, stockholders who dissent from a transaction do not have appraisal rights with respect to a merger or consolidation, unless such stockholders are required to accept in the merger any consideration in exchange for their shares other than shares in the surviving corporation, shares of another corporation that are publicly listed or held of record by more than 2,000 stockholders, cash in lieu of fractional shares or any combination of the above. In addition, stockholders of a corporation surviving a merger who dissent from such transaction do not have appraisal rights if no vote of the stockholders of the surviving corporation is required to approve the merger.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Anchor common stock with respect to the exchange of Anchor common stock for Old National common stock and/or cash pursuant to the Merger. This discussion assumes that U.S. Holders hold their Anchor common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement and prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address estate or gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Anchor common stock, nor does it address any tax imposed on net investment income under Section 1411 of the Code. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Anchor common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Anchor common stock that are partnerships or other pass-through entities (and persons holding their Anchor common stock through a partnership or other pass-through entity), persons who acquired shares of Anchor common stock as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Anchor common stock as part of a straddle, hedging, constructive sale or conversion or other integrated transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Anchor common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Anchor common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partners in a partnership holding Anchor common stock should consult their tax advisors.

Old National and Anchor intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of Old National and Anchor to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault for its client, Old National, and an opinion from Skadden for its client, Anchor, to the effect that the Merger will qualify as a reorganization within the meaning of

Section 368(a) of the Code. In the opinion of Krieg DeVault and Skadden, the Merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, with the tax consequences described below. These opinions were and will be based on facts, assumptions and representations set forth or referred to in the opinions and those made by Old National and Anchor, as well as certain covenants and undertakings by Old National and Anchor, including the assumption that the Merger will be completed in the manner described in the Merger Agreement and this proxy statement and prospectus.

Exchange of Shares of Anchor Common Stock Solely for Shares of Old National Common Stock. If, pursuant to the Merger, a holder of shares of Anchor common stock exchanges all of its shares solely for shares of Old National common stock, such holder will not recognize any gain or loss. The holder’s aggregate adjusted tax basis in the shares of the Old National common stock received in the Merger will be equal to the holder’s aggregate adjusted tax basis in its shares of Anchor common stock surrendered for the shares of the Old National common stock, and the holding period for the shares of the Old National common stock will include the period during which the shares of Anchor common stock were held.

Exchange of Shares of Anchor Common Stock Solely for Cash. If an Anchor stockholder receives solely cash in exchange for all of the holder’s shares of Anchor common stock pursuant to the Merger, such holder will generally recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis in the shares of Anchor common stock surrendered. Gain or loss must be calculated separately and the holding period must be determined separately for each block of shares of Anchor common stock if blocks of Anchor common stock were acquired at different times or for different prices. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for a particular block of Anchor common stock exceeds one year at the effective time of the Merger. Although the law in this area is unclear, in certain cases, if a holder actually or constructively owns Old National common stock immediately after the Merger, it is possible that the total amount of the cash received in the Merger could be treated as having the effect of a distribution of a dividend. In such cases, U.S. holders should consult their tax advisors as to their tax consequences.

Exchange of Shares of Anchor Common Stock for a Combination of Cash and Shares of Old National Common Stock. Anchor stockholders who exchange all of their shares of Anchor common stock for a combination of shares of Old National common stock and cash in the Merger will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Merger; and (ii) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of the shares of the Old National common stock received in the Merger over the Anchor stockholder’s aggregate tax basis in its shares of Anchor common stock surrendered in exchange therefor). Any gain recognized upon receipt of a combination of stock and cash will be capital gain unless the Anchor stockholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder’s ratable share of Anchor’s accumulated earnings and profits, as calculated for United States federal income tax purposes.

An Anchor stockholder must calculate the amount of gain or loss realized separately for each share of Anchor common stock surrendered. Unless a stockholder’s form of election expressly provides otherwise, the Merger Agreement provides for a deemed designation, which provides that any cash received by an Anchor stockholder will be deemed to be allocated to shares of Anchor common stock surrendered in the following order of priority: first, to those shares of Anchor common stock with a holding period of more than one year that have the highest tax basis, in descending order until the cash consideration is fully allocated, and, second, to those shares of Anchor common stock with a holding period of less than one year that have the highest tax basis, in descending order until the cash consideration is fully allocated. U.S. holders of Anchor common stock who acquired different blocks of Anchor common stock at different times or for different prices should consult their tax advisors regarding the manner in which gain or loss should be determined.

A loss realized on one block of Anchor common stock cannot be used to offset a realized gain recognized on another block of Anchor common stock. An Anchor stockholder’s aggregate tax basis in its shares of the Old

National common stock received pursuant to the Merger will be equal to the holder’s aggregate tax basis in the shares of Anchor common stock surrendered pursuant to the Merger, decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described below. A holder’s holding period for shares of Old National common stock received pursuant to the Merger will include the holding period for the block of Anchor common stock surrendered in exchange therefor.

For purposes of determining the amount of gain recognized, any express share-by-share designations, and any designations deemed made under the Merger Agreement, are intended to comply with certain Treasury regulations issued under Section 358 of the Code. Although the Treasury regulations appear to authorize holders to make economically reasonable express share-by-share designations, it is unclear whether such express or deemed designations comply with those Treasury regulations. As a result, no assurance can be given that, if a holder reports gain on its United States federal income tax return on the basis of such express or deemed designations, the IRS will not challenge such designations. If the IRS successfully challenged the position taken on such return, then a holder could be required to recalculate its amount of gain recognized through a different allocation method. You should consult your tax advisor with respect to the advisability of making express designations in the form of election.

Potential Treatment of Cash as Dividend. If an Anchor stockholder receives a combination of cash and shares of Old National common stock pursuant to the Merger, any gain recognized may be treated as a dividend for United States federal income tax purposes to the extent of the holder’s ratable share of Anchor’s accumulated earnings and profits, if any, as calculated for United States federal income tax purposes. In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage of stock ownership of Old National. For purposes of determining whether the Anchor stockholder’s receipt of cash has the effect of a distribution of a dividend, the Anchor stockholder will be treated as if such holder first exchanged all of such holder’s Anchor common stock solely in exchange for shares of Old National common stock and then Old National immediately redeemed a portion of that stock for the cash that the holder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to an Anchor stockholder if such receipt is, with respect to the Anchor stockholder, “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to a holder.

The deemed redemption generally will be “substantially disproportionate” with respect to an Anchor stockholder if the percentage of the outstanding Old National common stock that the holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding Old National common stock that the holder is deemed actually and constructively to have owned immediately before the deemed redemption (and after the deemed redemption the holder actually or constructively owns less than 50% of the voting power of the outstanding Old National common stock). In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the stockholder’s deemed percentage stock ownership of Old National following the Merger. The determination generally requires, based on the facts and circumstances, a comparison of the percentage of the outstanding stock of Old National the stockholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Old National the stockholder owns immediately after the deemed redemption. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the stockholder has at least a relatively minor reduction in such stockholder’s percentage of stock ownership under the above analysis.

For purposes of applying the foregoing tests, a stockholder will be deemed to own stock the stockholder actually owns and stock the stockholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a stockholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the stockholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the stockholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the Anchor stockholder’s holding period for its Anchor common stock exceeds one year as of the effective time of the Merger. If, after applying these tests, the deemed redemption results in the gain recognized by an Anchor stockholder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Qualified dividend income is generally afforded favorable tax treatment. U.S. holders should consult their tax advisors regarding the manner and the extent to which the aforementioned rules apply in their particular circumstances.

Backup Withholding and Information Reporting. Payments of cash to a holder of Anchor common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished in a timely manner to the IRS.

The preceding discussion is intended only as a summary of United States federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Anchor stockholders should consult their tax advisors as to the specific tax consequences to them resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

PROPOSAL 2 — NON-BINDING ADVISORY VOTE ON MERGER-RELATED COMPENSATION

As required by Section 14A of the Exchange Act and Rule 14a-21(c) promulgated thereunder, Anchor is required to submit a proposal to its stockholders for a non-binding advisory vote to approve the compensation that may be paid or become payable to the named executive officers of Anchor that is based on or otherwise relates to completion of the Merger (the “Merger-Related Compensation”).

The Merger-Related Compensation is disclosed in the table entitled “Golden Parachute Compensation,” along with a narrative description of such compensation, in “Interests of Certain Directors and Officers of Anchor in the Merger,” beginning on page 71.

As required by Rule 14a-21(c) of the Exchange Act, Anchor is requesting its stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Anchor BanCorp Wisconsin Inc. that is based on or otherwise relates to completion of the merger of Anchor BanCorp Wisconsin Inc. with and into Old National Bancorp, and the agreements and understandings concerning such compensation, as disclosed pursuant to Item 402(t) of Regulation S-K, are hereby APPROVED.”

Because this proposal is advisory in nature only, a vote for or against approval will not be binding on either Anchor or Old National. Accordingly, as the Merger-Related Compensation is contractual, regardless of the outcome of the vote on this proposal, such compensation will be payable, subject only to the conditions applicable thereto, if the Merger is completed.

The Anchor board of directors unanimously recommends that Anchor stockholders vote “FOR” approval of the Merger-Related Compensation Proposal.

PROPOSAL 3 — ADJOURNMENT OF THE SPECIAL MEETING

The stockholders of Anchor are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to adopt the Merger Agreement.

Under the DGCL and the Anchor Certificate, the holders of at least a majority of the outstanding shares of common stock of Anchor entitled to vote are required to adopt the Merger Agreement. It is rare for a company to achieve 100% (or even 90%) stockholder participation at an annual or special meeting of stockholders, and only holders of a majority of the outstanding shares of common stock of Anchor are required to be represented at the special meeting, in person or by proxy, for a quorum to be present. In the event that stockholder participation at the special meeting is lower than expected, Anchor would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader stockholder participation. If Anchor desires to adjourn the special meeting, Anchor will request a motion that the special meeting be adjourned, and delay the vote on the proposal to adopt the Merger Agreement until the special meeting is reconvened. If Anchor adjourns the special meeting for 30 days or less, Anchor will not set a new record date nor will it announce prior to adjournment the date, time and location at which the special meeting will be reconvened; no other notice will be provided.

Any adjournment will permit Anchor to solicit additional proxies and will permit a greater expression of the views of Anchor stockholders with respect to the Merger. Such an adjournment would be disadvantageous to stockholders who are against the proposal to adopt the Merger Agreement because an adjournment will give Anchor additional time to solicit favorable votes and increase the chances of approving that proposal. Anchor has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The Anchor board of directors unanimously recommends that Anchor stockholders vote “FOR” approval of the Adjournment Proposal.

EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by Crowe Horwath LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon and incorporated by reference in this proxy statement and prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

The consolidated financial statements of Anchor incorporated herein by reference to Anchor’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of its internal control over financial reporting as of December 31, 2015 have been audited by RSM US LLP, independent registered public accounting firm (“RSM”), as set forth in their reports thereon and in reliance upon such reports given on the authority of RSM as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Old National common stock to be issued in connection with the Merger will be passed upon for Old National by Krieg DeVault LLP, Indianapolis, Indiana. Certain matters pertaining to the United States federal income tax consequences of the Merger will be passed upon for Old National by Krieg DeVault LLP and for Anchor by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, Anchor stockholders will become shareholders of Old National. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2017 annual meeting of shareholders, shareholder proposals must be submitted in writing by November 28, 2016, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2017. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before February 11, 2017, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2017 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to Old National’s Secretary.

Anchor

If the Merger occurs, there will be no Anchor annual meeting of stockholders for 2016. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, then Anchor will hold an annual meeting in 2016.

WHERE YOU CAN FIND MORE INFORMATION

Old National and Anchor file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy these reports, statements, and other information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Old National’s and Anchor’s public filings also are available to the public from commercial document retrieval services and on the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” The reports and other information filed by Old National with the Securities and Exchange Commission are also available at Old National’s website at www.oldnational.com under the heading “Investor Relations,” and then under the heading “Financial Information.” The reports and other information filed by Anchor with the Securities and Exchange Commission are available at Anchor’s website at www.anchorbank.com under the heading “Investor Relations,” and then under the tab “SEC Filings.” The web addresses of the Securities and Exchange Commission, Old National and Anchor are included as inactive textual references only. Except as specifically incorporated by reference into the proxy statement and prospectus, information on those web sites is not a part of the proxy statement and prospectus. Shares of Old National common stock are listed on the NASDAQ Global Select Market under the symbol “ONB,” and shares of Anchor common stock are listed on the on the NASDAQ Global Select Market under the symbol “ABCW.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock of Old National being offered in the Merger. This proxy statement and prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement and prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement and prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National and Anchor to “incorporate by reference” the information filed by Old National and Anchor with the Securities and Exchange Commission, which means that Old National and Anchor can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement and prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K for the year ended December 31, 2015;

(2) Current Reports on Form 8-K filed January 12, 2016, January 28, 2016, February 1, 2016 and March 14, 2016 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

(3) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 14, 2013, including any amendment or report filed with the SEC for the purpose of updating such description.

Anchor incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2015;

(2) Current Report on Form 8-K filed January 12, 2016 (except, with respect to the foregoing, for portions of such report which were deemed to be furnished and not filed); and

(3) The description of Anchor’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on October 20, 2014, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National and Anchor are also incorporating by reference any filings either Old National or Anchor make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date hereof and the date of the special meeting of Anchor stockholders; provided, however, that Old National and Anchor are not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement and prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

Documents incorporated by reference are available from Old National and Anchor without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement and prospectus. You can obtain documents incorporated by reference in this proxy statement and prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

Attn: Mark D. Timmerman, Executive Vice President,

Secretary and General Counsel

(608) 252-8700

Anchor stockholders requesting documents must do so by April 22, 2016 to receive them before the special meeting. You will not be charged for any of the documents that you request. If you request any incorporated documents from Old National or Anchor, Old National and Anchor, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement and prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement and prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement and prospectus has been provided by Old National, and all information regarding Anchor in this proxy statement and prospectus has been provided by Anchor.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

OLD NATIONAL BANCORP

and

ANCHOR BANCORP WISCONSIN INC.

Dated as of January 11, 2016

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Acquisition Proposal	A-45
Adjusted Purchase Price	A-3
affiliate	A-53
Agreement	A-1
Anchor	A-1
Anchor Benefit Plans	A-16
Anchor Bylaws	A-10
Anchor Certificate	A-10
Anchor Common Stock	A-2
Anchor Consolidated Shareholders’ Equity	A-47
Anchor Contract	A-19
Anchor Disclosure Schedule	A-9
Anchor ERISA Affiliate	A-16
Anchor Indemnified Parties	A-43
Anchor Insiders	A-45
Anchor Leased Properties	A-21
Anchor Meeting	A-39
Anchor Owned Properties	A-21
Anchor Qualified Plans	A-17
Anchor Real Property	A-21
Anchor Restricted Stock Award	A-3
Anchor SEC Reports	A-13
Anchor Stock Plan	A-4
Anchor Subsidiary	A-10
AnchorBank	A-1
Articles of Merger	A-1
Bank 401(k) Plan	A-41
Bank Merger	A-1
Bank Merger Agreement	A-4
Bank Merger Certificates	A-4
business day	A-53
Capitalization Date	A-10
Cash Consideration	A-2
Cash Conversion Number	A-5
Cash Election	A-2
Cash Election Number	A-5
Cash Election Shares	A-2
Cash Portion	A-8
Chosen Courts	A-54
Closing	A-1
Closing Date	A-2
Code	A-1
Confidentiality Agreement	A-39
Continuing Employee	A-41
Delaware Secretary	A-1
Determination Date	A-50
DGCL	A-1
Dissenting Shareholder	A-7
Dissenting Shares	A-7
dollars	A-53

Effective Time	A-1
Election	A-6
Election Deadline	A-6
Election Period	A-6
Enforceability Exceptions	A-12
Environmental Costs	A-46
Environmental Laws	A-21
ERISA	A-16
Exception Shares	A-2
Exchange Act	A-12
Exchange Ratio	A-2
Extension Period	A-49
FDIC	A-13
Federal Reserve Board	A-13
FHLB	A-34
Final Index Price	A-50
First Certificate of Merger	A-1
Form of Election	A-6
GAAP	A-10
Governmental Entity	A-12
HOLA	A-19
Holder	A-6
HSR Act	A-12
IBCL	A-1
Index	A-50
Index Old National Market Value	A-50
Index Ratio	A-50
Indiana Secretary	A-1
Initial Index Price	A-50
Intellectual Property	A-21
IRS	A-16
knowledge	A-53
Liens	A-11
Loans	A-23
made available	A-53
Material Adverse Effect	A-10
Materially Burdensome Regulatory Condition	A-38
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-17
Multiple Employer Plan	A-17
New Certificates	A-3
Non-Election Shares	A-2
OCC	A-13
Old Certificate	A-2
Old National	A-1
Old National Articles	A-24
Old National Bank	A-1
Old National Bylaws	A-24

A-iv

Old National Common Stock	A-2
Old National Contract	A-31
Old National Disclosure Schedule	A-24
Old National Equity Awards	A-25
Old National Expenses	A-51
Old National KSOP	A-41
Old National Market Value	A-50
Old National Restricted Stock Award	A-25
Old National Restricted Stock Unit Award	A-25
Old National SEC Reports	A-27
Old National Stock Options	A-25
Old National Stock Plans	A-25
Old National Subsidiary	A-24
PBGC	A-17
Per Share Cash Consideration	A-2
Permitted Encumbrances	A-21
person	A-53
Premium Cap	A-43
Proxy Statement	A-12
Regulatory Agencies	A-13
Representatives	A-44
Requisite Anchor Vote	A-12
Requisite Regulatory Approvals	A-47

S-4	A-12
Sarbanes-Oxley Act	A-14
SEC	A-12
Securities Act	A-13
Separated Employees	A-42
Shortfall Number	A-5
SRO	A-12
Stock Consideration	A-2
Stock Election	A-2
Stock Election Shares	A-2
Stock Exchange	A-12
Stock Purchase Price	A-3
Subsidiary	A-10
Surviving Corporation	A-1
Takeover Statutes	A-22
Tax	A-16
Tax Return	A-16
Taxes	A-16
Terminated Benefit Plan	A-42
Termination Date	A-49
Termination Fee	A-51
Transaction Litigation	A-39

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2016 (this “Agreement”), by and between Old National Bancorp, an Indiana corporation (“Old National”), and Anchor BanCorp Wisconsin Inc., a Delaware corporation (“Anchor”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Old National and Anchor have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Anchor will merge with and into Old National (the “Merger”), with Old National being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) and (ii) effective simultaneously with the consummation of the Merger, AnchorBank, fsb (“AnchorBank”), a federal savings association and a wholly-owned Subsidiary of Anchor, will merge (the “Bank Merger”) with and into Old National Bank (“Old National Bank”), a national banking association and a wholly-owned Subsidiary of Old National; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury regulation section 1.368-2(g); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

WHEREAS, all members of the Board of Directors of Anchor have agreed to execute and deliver to Old National a voting agreement substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger; Effective Time. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Indiana Business Corporation Law (the “IBCL”), Anchor shall merge with and into Old National. Old National shall be the surviving corporation in the Merger, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the IBCL. Upon consummation of the Merger, the separate corporate existence of Anchor shall terminate. On or before the Closing Date, Old National and Anchor, respectively, shall cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger (the “Articles of Merger”) with the Indiana Secretary of State (“Indiana Secretary”). The Merger shall become effective as of the date and time specified in the Certificate of Merger and Articles of Merger (such date and time, the “Effective Time”).

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, at the offices of Krieg DeVault LLP, on a date which is the first business day of the month immediately following the month in which the satisfaction or waiver (subject to applicable law) of the latest of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) shall have occurred, unless another date, time or place is agreed to in writing by Old National and Anchor. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effect of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL and the IBCL.

1.4 Old National Common Stock. At and after the Effective Time, each share of common stock, no par value per share, of Old National (the “Old National Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.5 Conversion of Anchor Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Old National, Anchor or the holder of any of the following securities:

(a) Subject to Sections 2.1, 2.2, 2.3 and 2.5(f), each share of the common stock, par value $0.01 per share, of Anchor (the “Anchor Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Anchor Common Stock owned by Anchor as treasury stock or owned by Anchor or Old National (in each case other than shares of Anchor Common Stock held in any Anchor Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Exception Shares”)) and Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:

(i) For each share of Anchor Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);

(ii) For each share of Anchor Common Stock with respect to which an election to receive Old National Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Old National Common Stock equal to the Exchange Ratio (the “Stock Consideration”); it being understood that upon the Effective Time, pursuant to Section 1.4, the Old National Common Stock, including the shares issued to former holders of Anchor Common Stock as Merger Consideration, shall be the common stock of the Surviving Corporation; and

(iii) For each share of Anchor Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.1.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

(i) The “Exchange Ratio” means 3.5505.

(ii) The “Per Share Cash Consideration” means $48.50.

(iii) The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 1.5(a), as applicable.

(c) All of the shares of Anchor Common Stock converted into the right to receive the applicable Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-

entry account statements relating to the ownership of shares of Anchor Common Stock) previously representing any such shares of Anchor Common Stock shall thereafter represent only the right to receive (i) the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.5(a), 2.1 and 2.2 and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.5(c). Old Certificates previously representing shares of Anchor Common Stock shall be exchanged for evidence of shares in book entry form (including fractional shares) (collectively referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto) or the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.5, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Old National Common Stock or Anchor Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Anchor Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Anchor Common Stock that are owned by Anchor or Old National (in each case other than the Exception Shares) shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

(e) If the Environmental Costs are greater than $5,000,000, then the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Purchase Price by the total number of shares of Anchor Common Stock outstanding at the Effective Time (including all Anchor Restricted Stock Awards), and further dividing that number by Initial Old National Market Value.

As used in this Agreement, the following terms shall have the meanings indicated below:

(i) The “Adjusted Purchase Price” shall be equal to (x) the Stock Purchase Price less (y) the Environmental Costs.

(ii) The “Stock Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Initial Old National Market Value multiplied by the total number of shares of Anchor Common Stock outstanding as of the Effective Time (including all Anchor Restricted Stock Awards).

1.6 Treatment of Anchor Restricted Stock Awards.

(a) At the Effective Time, each award in respect of a share of Anchor Common Stock subject to vesting, repurchase or other lapse restriction granted under the Anchor Stock Plan that is outstanding immediately prior to the Effective Time (a “Anchor Restricted Stock Award”) shall be treated as follows:

(i) Each Anchor Restricted Stock Award outstanding as of the date hereof which has not previously lapsed or vested (the total amount of which shall not exceed 162,806 shares of restricted stock) shall fully vest and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to Section 1.5 based on the holder’s election in accordance with and subject to Sections 2.1 and 2.2 and treating the shares of Anchor Common Stock subject to such Anchor Restricted Stock Award in the same manner as all other shares of Anchor Common Stock for such purposes. Old National shall pay or issue the consideration described in this Section 1.6(a) as contemplated by Section 2.5.

(ii) Each Anchor Restricted Stock Award granted after the date hereof and which has not previously lapsed or vested (the total amount of which shall not exceed a number shares of restricted stock having a market value in excess of $2,427,000 calculated as of the date of grant of such shares)

shall, automatically and without any action on the part of the holder thereof, be converted into a number of restricted shares of Old National Common Stock equal to the number of shares of Anchor Common Stock subject to such Anchor Restricted Stock Award multiplied by the Exchange Ratio on the terms and conditions (including, if applicable, any continuing vesting requirements) otherwise applicable under the Anchor Stock Plan and applicable award agreement in effect immediately prior to the Effective Time, provided that no Anchor Restricted Stock Award granted after the date hereof shall become vested solely by reason of consummation of the transactions contemplated by this Agreement but may, in the discretion of Anchor, be granted pursuant to terms whereby vesting will accelerate upon a termination of the holder’s employment without “Cause” or for “Good Reason” (within the meaning of the Anchor Stock Plan as in effect on the date hereof) following the Effective Time.

(b) At or prior to the Effective Time, Anchor, the Board of Directors of Anchor and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6.

(c) For purposes of this Agreement, the “Anchor Stock Plan” means the Anchor BanCorp Wisconsin Inc. 2014 Omnibus Incentive Plan.

1.7 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Old National, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.8 Bylaws. At the Effective Time, the Bylaws of Old National, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.9 Directors and Officers. At and immediately after the Effective Time, the directors and officers of the Surviving Corporation shall consist of the directors and officers of Old National in office immediately prior to the Effective Time until their respective successor are duly elected or appointed and qualified.

1.10 Tax Consequences. For U.S. federal income Tax purposes, (a) the parties intend that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Old National and Anchor shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation Section 1.368-2(g).

1.11 Bank Merger. Effective simultaneously with the consummation of the Merger, AnchorBank will merge with and into Old National Bank pursuant to an agreement and plan of merger to be agreed upon by Old National and Anchor, which agreement shall be in form and substance customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Old National Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of AnchorBank shall cease. Prior to the Effective Time, Anchor shall cause AnchorBank, and Old National shall cause Old National Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) simultaneously with the consummation of the Merger.

1.12 Reservation of Right to Revise Structure. At Old National’s election delivered to Anchor in writing, the Merger may alternatively be structured so that (a) Anchor is merged with and into any other direct or indirect wholly-owned subsidiary of Old National or (b) any direct or indirect wholly-owned subsidiary of Old National is merged with and into Anchor; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration or the treatment of the Anchor Common Stock or the Anchor Restricted Stock Awards, (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.2(c) and 7.3(c) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.10, or (z) impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE II

EXCHANGE OF SHARES

2.1 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Anchor Common Stock (including shares subject to Anchor Restricted Stock Awards) to be entitled to receive the Cash Consideration pursuant to Section 1.5(a) shall be equal to the product (rounded up to the nearest whole share) of (i) 0.40 and (ii) the total number of shares of Anchor Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to Anchor Restricted Stock Awards, but excluding the shares of Anchor Common Stock to be cancelled as provided in Section 1.5(d), Exception Shares and Dissenting Shares) (the “Cash Conversion Number”). All other shares of Anchor Common Stock (including shares subject to Anchor Restricted Stock Awards, but excluding the shares of Anchor Common Stock to be cancelled as provided in Section 1.5(d), Exception Shares and Dissenting Shares) shall be converted into the right to receive the Stock Consideration.

(b) Promptly (and in any event no later than two (2) business days) after the Effective Time, Old National shall effect the allocation among holders of Anchor Common Stock and Anchor Restricted Stock Awards of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Anchor Common Stock (including shares subject to Anchor Restricted Stock Awards) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.2 Election Procedures. Each holder of record of shares of Anchor Common Stock and Anchor Restricted Stock Awards to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.5(a) and 2.1 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder other than holders of Dissenting Shares may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (i) the number of shares of Anchor Common Stock owned by such Holder (or subject to such Anchor Restricted Stock Awards) with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Anchor Common Stock owned by such Holder (or subject to such Anchor Restricted Stock Awards) with respect to which such Holder desires to make a Cash Election.

(b) Old National shall prepare a form reasonably acceptable to Anchor, including appropriate and customary transmittal materials in such form as prepared by Old National and reasonably acceptable to Anchor (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) Old National (i) shall initially make available and mail the Form of Election not less than thirty (30) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder or holder of Anchor Restricted Stock Awards who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(d) Any Election shall have been made properly only if Old National shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of Old National is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to Old National prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Anchor Common Stock or any shares subject to Anchor Restricted Stock Awards (none of Old National nor Anchor being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Anchor Common Stock, or any shares subject to Anchor Restricted Stock Awards, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by Old National prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with Old National. All Elections shall be automatically deemed revoked upon receipt by Old National or written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, Old National, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Old National Common Stock into which shares of Anchor Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of Anchor Common Stock converted into the right to receive the Cash Consideration.

2.3 Appraisal Rights. Each issued and outstanding share of Anchor Common Stock the holder of which has perfected his right to dissent under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. Anchor shall give Old National prompt notice upon receipt by Anchor of any such demands for payment of the fair value of such shares of Anchor Common Stock, any withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a “Dissenting Shareholder”). Anchor shall not, except with the prior written consent of Old National, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the DGCL. Anchor shall give Old National the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his, her or its right to such payment at or prior to the Effective Time, such holder’s shares of Anchor Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or the Election Deadline), each share of Anchor Common Stock of such holder shall be treated as a Non-Election Share.

2.4 Old National to Make Merger Consideration Available. At or prior to the Effective Time, Old National shall reserve a sufficient number of shares of Old National Common Stock to be issued as the Stock Consideration and shall have and make available cash in an amount sufficient to allow Old National to make all payments that may be required pursuant to this Article II.

2.5 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than three (3) business days thereafter, Old National shall mail to each holder of record of one or more Old Certificates representing shares of Anchor Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Article I and that has not theretofore submitted its Old Certificates with a Form of Election, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to Old National) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Stock Consideration and/or the Cash Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.5(a), 2.1 and 2.2 as well as any dividends or distributions to be paid pursuant to Section 2.5(c). From and after the Effective Time and the completion of the allocation procedure set forth in Section 2.1, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to Old National, together with such properly completed letter of transmittal or Form of Election, as applicable, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration to which such holder of Anchor Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 1.5(a), 2.1 and 2.2 and/or (ii) a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.5(a), 2.1 and 2.2 and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.5(c), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.5 and Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration or in respect of dividends or distributions as contemplated by this Section 2.5.

(b) Unless the properly completed Form of Election provides otherwise, for all purposes of this Section 2.5 and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), (i) a Holder will be treated as having surrendered, in exchange for the total Cash Consideration, if any, to be paid to such Holder under Article I (with respect to a Holder, the “Cash Portion”), the number of shares of Anchor Common Stock of such Holder as to which such Holder has a right to receive Cash Consideration pursuant to Sections 1.5 and 2.1; and (ii) for purposes of clause (i), the Old Certificates surrendered by a Holder in exchange for such Holder’s Cash Portion will be deemed to be: (A) first, of those Old Certificates evidencing shares held by such Holder for more than one year before the Merger within the meaning of Section 1223 of the Code, if any, those Old Certificates with the highest federal income tax basis, in descending order until such Old Certificates are exhausted or the Cash Portion for such Holder is fully paid, then (B) of all other of such Holder’s Old Certificates, those Old Certificates with the highest federal income tax basis, in descending order until the Cash Portion for such Holder is fully paid.

(c) No dividends or other distributions declared with respect to Old National Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of Anchor Common Stock represented by such Old Certificate have been converted into the right to receive.

(d) If any New Certificate representing shares of Old National Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to Old National in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Old National Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of Old National that such Tax has been paid or is not payable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Anchor of the shares of Anchor Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to Old National, they shall be cancelled and exchanged for the applicable Merger Consideration and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Anchor for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Anchor who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration and any unpaid dividends and distributions on the Old National Common Stock deliverable in respect of each former share of Anchor Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Old National, Anchor, the Surviving Corporation or any other person shall be liable to any former holder of shares of Anchor Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Old National shall be entitled to deduct and withhold from the applicable Merger Consideration, cash dividends or distributions payable pursuant to this Section 2.5 or any other amounts otherwise payable pursuant to this Agreement to any holder of Anchor Common Stock or Anchor Restricted Stock Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Old National and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Anchor Common Stock or Anchor Restricted Stock Awards in respect of which the deduction and withholding was made by Old National.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed, the Old National will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement. Old National in its discretion and as a condition precedent to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to this Section 2.5, may require the owner of such lost, stolen or destroyed Old Certificate to deliver a bond in such amount as Old National may reasonably direct (which amount shall be consistent with Old National’s customary procedure for Old National’s existing shareholders) as indemnity against any claim that may be made against Old National with respect to such Old Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ANCHOR

Except (i) as disclosed in the disclosure schedule delivered by Anchor to Old National concurrently herewith (the “Anchor Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Anchor Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Anchor that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Anchor SEC Reports filed by Anchor since December 31, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Anchor hereby represents and warrants to Old National as follows:

3.1 Corporate Organization.

(a) Anchor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Anchor has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Anchor is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Anchor. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Old National, Anchor or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or conditions (financial or otherwise) of such party and its Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or published interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (E) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (F) actions or omissions taken pursuant to the written consent or request of Old National, in the case of Anchor, or Anchor, in the case of Old National; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against Anchor or AnchorBank following the date of this Agreement that is reasonably expected to have more than an immaterial impact on Anchor and its Subsidiaries or Old National and its Subsidiaries. As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank, trust or other organization, whether incorporated or unincorporated, which is (x) consolidated with such party for financial reporting purposes or (y) directly or indirectly (through one or more intermediaries) controlled by or owned more than fifty percent by such party. True and complete copies of the Certificate of Incorporation of Anchor (the “Anchor Certificate”) and the By-Laws of Anchor (the “Anchor Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Anchor to Old National.

(b) Each Subsidiary of Anchor (a “Anchor Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Anchor and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

3.2 Capitalization.

(a) The authorized capital stock of Anchor consists of (i) 11,900,000 shares of Anchor Common Stock, of which, as of January 8, 2016 (the “Capitalization Date”), 9,608,957 shares were issued and 9,597,392 shares were outstanding including 162,806 shares of Anchor Common Stock underlying outstanding Anchor Restricted Stock Awards and (ii) 100,000 shares of preferred stock, par value $0.01 per share, of which no shares of preferred stock are issued or outstanding. Except as set forth in the preceding sentence, as of the Capitalization Date, no shares of Anchor Common Stock or other voting securities of Anchor are issued, reserved for issuance or outstanding, other than (i) 11,565 shares Anchor Common Stock held in treasury and (ii) 349,411 shares of

Anchor Common Stock reserved for issuance pursuant to future awards under the Anchor Stock Plan. Since the Capitalization Date through the date hereof, Anchor has not (A) issued or repurchased any Anchor Common Stock, other shares of its capital stock or other voting securities or securities convertible or exchangeable into, or exercisable for, Anchor Common Stock, shares of its capital stock or other voting securities or any options, warrants, or other rights of any kind to acquire Anchor Common Stock, any shares of its capital stock or other voting securities of Anchor other than the vesting or settlement of Anchor Restricted Stock Awards that were outstanding on the Capitalization Date, in accordance with their terms (without amendment or waiver since the Capitalization Date), or (B) issued or awarded any options, restricted shares or any other equity based awards under the Anchor Stock Plan. All of the issued and outstanding shares of Anchor Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Anchor may vote are issued or outstanding. No trust preferred or subordinated debt securities of Anchor or any of its Subsidiaries are issued or outstanding. Other than Anchor Restricted Stock Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Anchor to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Other than the Anchor Restricted Stock Awards, as of the date of this Agreement no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Anchor or any of its Subsidiaries) are outstanding.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Anchor or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Anchor Common Stock or other equity interests of Anchor. Anchor does not have in effect a “poison pill” or similar shareholder rights plan (other than any such plan as to which the rights granted thereunder have expired).

(c) Anchor owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Anchor Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Anchor Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(d) Except as disclosed in the Anchor Disclosure Schedule, as of the date hereof, Anchor has no knowledge of any person which beneficially owns (as defined in Rule 13d-3 under the Exchange Act) 5% or more of the outstanding shares of Anchor Common Stock.

3.3 Authority; No Violation.

(a) Anchor has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Anchor. The Board of Directors of Anchor has determined that the Merger, on the terms and conditions set forth in this Agreement, are in the best interests of Anchor and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Anchor’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of holders of Anchor Common Stock who are entitled to cast at least a majority of the votes which all holders of Anchor Common Stock are entitled to cast on the matter (the

“Requisite Anchor Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of AnchorBank and Anchor as its sole shareholder, no other corporate proceedings on the part of Anchor are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Anchor and (assuming due authorization, execution and delivery by Old National) constitutes a valid and binding obligation of Anchor, enforceable against Anchor in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Anchor nor the consummation by Anchor of the transactions contemplated hereby, nor compliance by Anchor with any of the terms or provisions hereof, will (i) violate any provision of the Anchor Certificate or the Anchor Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Anchor or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Anchor or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Anchor or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches terminations, cancellations, accelerations, creations or defaults which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Anchor.

3.4 Consents and Approvals. Except for (i) the filing of the applications and notices listed on Section 3.4 of the Anchor Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of or non-objection to such applications and notices, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of Anchor’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Old National in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (iii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Articles of Merger with the Indiana Secretary and the filing of the Bank Merger Certificates, (iv) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock pursuant to this Agreement and the approval of the listing of such Old National Common Stock on the NASDAQ Global Market (the “Stock Exchange”), no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Anchor of this Agreement or (B) the consummation by Anchor of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States securities exchange, futures exchange, commodities exchange or contract market.

3.5 Reports.

(a) Anchor and each of its Subsidiaries have timely filed (or furnished as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2014 with (i) any state regulatory authority, (ii) the SEC, (iii) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (iv) the Federal Deposit Insurance Corporation (the “FDIC”), (v) the Office of the Comptroller of the Currency (the “OCC”) and (vi) any SRO ((i) – (vi), collectively “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Anchor.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Anchor or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2014 (the “Anchor SEC Reports”), is publicly available. No such Anchor SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not false or misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Anchor SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Anchor has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Anchor SEC Reports.

3.6 Financial Statements.

(a) The financial statements of Anchor and its Subsidiaries included (or incorporated by reference) in the Anchor SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Anchor and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Anchor and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Anchor and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual bona fide transactions. McGladrey LLP has not resigned (or informed Anchor that it intends to resign) or been dismissed as independent public accountants of Anchor as a result of or in connection with any disagreements with Anchor on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor, neither Anchor nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Anchor included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Anchor and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Anchor or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor. Anchor (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Anchor, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Anchor by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Anchor’s outside auditors and the audit committee of Anchor’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Anchor’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Anchor, any fraud, whether or not material, that involves management or other employees who have a significant role in Anchor’s internal controls over financial reporting. To the knowledge of Anchor, these disclosures were made in writing by management to Anchor’s auditors and audit committee and a copy has previously been made available to Old National. There is no reason to believe that Anchor’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2014, (i) neither Anchor nor any of its Subsidiaries, nor, to the knowledge of Anchor, any director, officer, auditor, accountant or representative of Anchor or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Anchor, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Anchor or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Anchor or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Anchor or any of its Subsidiaries, whether or not employed by Anchor or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Anchor or any of its officers, directors, employees or agents to the Board of Directors of Anchor or any committee thereof or to the knowledge of Anchor, to any director or officer of Anchor.

3.7 Broker’s Fees. Neither Anchor nor any Anchor Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than J.P. Morgan Securities LLC pursuant to a letter agreement, a true and complete copy of which has been previously provided to Old National, which fees shall be paid by Anchor prior to the Effective Time.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor.

(b) Since December 31, 2014 and through the date hereof, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Anchor and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Anchor, as of the date hereof, neither Anchor nor any of its Subsidiaries is a party to any, and there are no pending or, to Anchor’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Anchor or any of its Subsidiaries or any of their current or former directors or executive officers, and Anchor does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Anchor or any of its Subsidiaries.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Anchor, any of its Subsidiaries or the assets of Anchor or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of Anchor and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Anchor and its Subsidiaries that are due have been fully and timely paid or adequate reserves in accordance with GAAP therefor have been made on the financial statements of Anchor and its Subsidiaries included (or incorporated by reference) in the Anchor SEC Reports (including the related notes, where applicable).

(c) Neither Anchor nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Anchor and its Subsidiaries or the assets of Anchor and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserve have not been established.

(d) There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Anchor or any of its Subsidiaries.

(e) Neither Anchor nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Anchor and its Subsidiaries). Neither Anchor nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Anchor) or (B) has any liability for the Taxes of any person (other than Anchor or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) Neither Anchor nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither Anchor nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(h) Neither Anchor nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code within the past five years. Section 3.10(h)(i) of the Anchor Disclosure

Schedule sets forth the amount of any federal and state net operating losses of Anchor and its Subsidiaries and the tax years in which such net operating losses were incurred and the year in which they are set to expire under current tax laws. Section 3.10(h)(ii) of the Anchor Disclosure Schedule sets forth a true, complete and correct list of all five percent (5%) shareholders (within the meaning of Section 382 of the Code) of Anchor during the prior thirty-six (36) months to the date of this Agreement.

(i) As used in this Agreement, the term “Tax” or “Taxes” means all U.S. federal, state and local, and foreign taxes, fees, assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

(j) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(k) Section 3.10 contains the sole and exclusive representation and warranties of Anchor and its Subsidiaries with respect to Taxes.

3.11 Employees.

(a) Section 3.11(a) of the Anchor Disclosure Schedule lists all material Anchor Benefit Plans. For purposes of this Agreement, “Anchor Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, performance share, stock appreciation right plans, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance plans, change in control agreements, programs or arrangements or other contracts or agreements to or with respect to which Anchor or any Subsidiary or any trade or business of Anchor or any of its Subsidiaries, whether or not incorporated, all of which together with Anchor would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Anchor ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Anchor or any of its Subsidiaries or any Anchor ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Anchor or any of its Subsidiaries or any Anchor ERISA Affiliate.

(b) Anchor has heretofore made available to Old National true and complete copies of each material Anchor Benefit Plan and the following related documents, to the extent applicable, (i) the most recent copy of any summary plan descriptions, amendments, modifications or material supplements to any such Anchor Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the most recent plan years, (iii) the most recently received IRS determination letter, if any, relating to a Anchor Benefit Plan, and (iv) the most recently prepared actuarial report for each Anchor Benefit Plan (if applicable).

(c) Except as otherwise provided in the Anchor Disclosure Schedule, no current or former director, officer or employee of Anchor or a Anchor ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment or separation from service with Anchor or any Anchor ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by Anchor or any Anchor ERISA Affiliate.

(d) All reports and descriptions for the Anchor Benefit Plans required by ERISA, the Code or other law have in all material respects been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA, the Code or other law with respect to the Anchor Benefit Plans have been proper as to form and content in all material respects and have been provided timely.

(e) Each Anchor Benefit Plan has been established, operated and administered, in all material respects in accordance with the requirement prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department of Labor Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(f) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, or to Anchor or its Subsidiaries knowledge threatened or currently in process by any governmental agency involving any Anchor Benefit Plan.

(g) There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or to Anchor or its Subsidiaries knowledge threatened against Anchor or any Anchor ERISA Affiliate in connection with any Anchor Benefit Plan or the assets of any Anchor Benefit Plan, and to the knowledge of Anchor no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Anchor Benefit Plan.

(h) Section 3.11(h) of the Anchor Disclosure Schedule identifies each Anchor Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Anchor Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each Anchor Qualified Plan and the related trust, and, to the knowledge of Anchor, there are no existing circumstances and no events have occurred which would jeopardize the qualified status of any Anchor Qualified Plan.

(i) Each Anchor Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(j) With respect to each Anchor Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by Anchor or any of its Subsidiaries, and (iii) the PBGC has not instituted proceedings to terminate any such Anchor Benefit Plan.

(k) None of Anchor and its Subsidiaries nor any Anchor ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(l) Neither Anchor nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any material post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(m) Neither Anchor nor any Anchor ERISA Affiliate has engaged in any transaction nor, to Anchor’s knowledge, has any other fiduciary, as defined in ERISA Section 3(21)(A) of a Anchor Benefit Plan, engaged in any transaction, that may subject Anchor, a Anchor ERISA Affiliate or any Anchor Benefit Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4949 or 4980B.

(n) Except as set forth on Schedule 3.11(n) of the Anchor Disclosure Schedule: (i) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause or accelerate the vesting, exercisability or delivery of, increase in the amount or value of, any payment, right or other benefit or result in any forgiveness of indebtedness to, any employee, officer or director of Anchor or any of its Subsidiaries, or result in any funding of any Anchor Benefit Plan or related trust; and (ii) no amount paid or payable (whether in cash, in property, or in the form of benefits) by Anchor or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(o) No Anchor Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(p) As of the date of this Agreement, (i) there are no pending or, to Anchor’s knowledge, threatened in writing material labor grievances or material unfair labor practice claims or charges against Anchor or any of its Subsidiaries, or any strikes or other material labor disputes against Anchor or any of its Subsidiaries and (ii) neither Anchor nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization and, to the knowledge of Anchor, there are no organizing efforts by any union seeking to represent any employees of Anchor or any of its Subsidiaries.

3.12 Compliance with Applicable Law. Anchor and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Anchor, and to the knowledge of Anchor no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Anchor and each of its Subsidiaries comply in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Anchor or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Anchor and its Subsidiaries maintain anti-money laundering and economic sanctions compliance programs that comply with applicable laws and regulations and, to the knowledge of Anchor, meet the supervisory expectations of the Regulatory Agencies and other Governmental Entities. None of Anchor, or its Subsidiaries, or to the knowledge of Anchor, any director, officer, employee, agent or other person acting on behalf of Anchor or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Anchor or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Anchor or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Anchor or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Anchor or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Anchor or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Anchor or any of its Subsidiaries, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.13 Certain Contracts.

(a) As of the date hereof, neither Anchor nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than any Anchor Benefit Plan, (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Anchor or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business that is material to Anchor and its Subsidiaries, taken as a whole, (iii) which, upon the execution or delivery of this Agreement, shareholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) become due from Anchor, AnchorBank, the Surviving Corporation, or any of their respective Subsidiaries to any person, (iv) any of the benefits of which contract, arrangement, commitment or understanding (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder adoption of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (v) that relates to the incurrence of indebtedness by AnchorBank or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $500,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Anchor or its Subsidiaries, taken as a whole or (vii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by AnchorBank or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.13, whether or not set forth in the Anchor Disclosure Schedule, is referred to herein as a “Anchor Contract.”

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor (i) each Anchor Contract is valid and binding on Anchor or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Anchor and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Anchor Contract, (iii) to Anchor’s knowledge each third-party counterparty to each Anchor Contract has performed all obligations required to be performed by it to date under such Anchor Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Anchor or any of its Subsidiaries under any such Anchor Contract.

3.14 Anchor Regulatory Matters.

(a) Anchor is a savings and loan holding company pursuant to the Home Owners’ Loan Act (“HOLA”) and is supervised by the Federal Reserve Board.

(b) AnchorBank is a federal savings association organized under HOLA and is supervised by the OCC. The deposit accounts of AnchorBank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent permitted by law, and Anchor or AnchorBank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Anchor’s knowledge, threatened. AnchorBank received a rating of “satisfactory” in its most recent examination or interim review under the Community Reinvestment Act.

(c) Neither Anchor nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued by, or entered into with, any Regulatory Agency or other Governmental Entity. Except as set forth in Section 3.14(c) of the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither Anchor nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Anchor or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Anchor or any of its Subsidiaries.

(d) Except for examinations of Anchor and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Anchor, any inquiry or investigation into the business or operations of Anchor or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e) There is no unresolved violation, apparent violation, criticism, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental Entity in any report of examination, report of inspection, supervisory letter or other communication with Anchor or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, or consumer compliance, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor or (iii)  would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

3.15 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Anchor, any of its Subsidiaries or for the account of a customer of Anchor or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Anchor or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Anchor and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Anchor’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Anchor, Anchor and its Subsidiaries are in compliance, and have complied, with all applicable federal, state and local laws (including common law), statutes, rules, regulations, orders, decrees, permits, authorizations or legal requirements of any Governmental Entity relating to: (i) the protection or restoration of the environment or natural resources, (ii) the handling, storage, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Anchor, investigations of any Governmental Entity or other person pending or threatened against Anchor of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Anchor or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor, and, to the knowledge of Anchor, there is no reasonable basis for any such proceeding, claim, action or investigation. Anchor is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Anchor.

3.17 Investment Securities and Commodities.

(a) Each of Anchor and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Anchor SEC Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Anchor or its Subsidiaries. Such securities and commodities are valued on the books of Anchor in accordance with GAAP in all material respects.

(b) Anchor and its Subsidiaries and their respective businesses employ, and since January 1, 2014 have been in compliance with in all material respects, investment, securities, commodities, risk management and other policies, practices and procedures that Anchor believes are prudent and reasonable in the context of such businesses.

3.18 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Anchor, Anchor or a Anchor Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Anchor SEC Reports as being owned by Anchor or a Anchor Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Anchor Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Anchor SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Anchor Leased Properties” and, collectively with the Anchor Owned Properties, the “Anchor Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Anchor’s knowledge, the lessor. There are no pending or, to the knowledge of Anchor, threatened condemnation proceedings against the Anchor Real Property. All real property, machinery, equipment, furniture and fixtures owned or leased by Anchor or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

3.19 Intellectual Property. Anchor and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property that is used by Anchor or its Subsidiaries in their respective businesses as currently conducted. Neither Anchor nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Anchor, Anchor and each of its Subsidiaries owns, free and clear of any material Liens, other than Permitted Encumbrances, all Intellectual Property owned or purported to be owned by such entity. Except as would not reasonably be likely to have a Material Adverse Effect on Anchor: (i) (A) Anchor and its Subsidiaries do not (and have not since January 1, 2010) infringe, misappropriate or otherwise violate, the Intellectual Property rights of any person, and (B) no person has asserted in writing, or to Anchor’s knowledge, orally, to Anchor or any of its Subsidiaries, or brought any claim, action or proceeding alleging, that (x) Anchor or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property right or (y) that any Intellectual Property right of Anchor or any of its Subsidiaries is invalid or unenforceable, (ii) to the knowledge of Anchor, no person is infringing, misappropriating or otherwise violating any Intellectual Property right owned by and/or licensed to Anchor or its Subsidiaries, and (iii) Anchor and its Subsidiaries have taken commercially reasonable actions to protect and avoid the abandonment, cancellation or unenforceability of all material Intellectual Property owned or licensed, respectively, by Anchor and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Anchor or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Anchor or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Anchor Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Anchor) on the other hand, except those of a type available to employees of AnchorBank.

3.21 State Takeover Laws. The Board of Directors of Anchor has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any provisions of the takeover laws of any state and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.22 Reorganization. Anchor has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, Anchor has received an opinion from J.P. Morgan Securities LLC, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Anchor Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.24 Anchor Information. The information relating to Anchor and its Subsidiaries that is provided by Anchor or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Anchor Common Stock or at the time of the Anchor Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Anchor incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto, or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading. The portions of the Proxy Statement relating to Anchor and its Subsidiaries and other portions within the reasonable control of Anchor and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Anchor with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Old National or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, letters of credit, interest rate swaps, commitments, guarantees, interest-bearing assets, and other extensions of credit) (collectively, “Loans”) in which Anchor or any Subsidiary of Anchor is a creditor which as of September 30, 2015, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of September 30, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Anchor or any of its Subsidiaries, or to the knowledge of Anchor, any affiliate of any of the foregoing. Section 3.25(a) of the Anchor Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of Anchor and its Subsidiaries that, as of September 30, 2015, had an outstanding balance of $5,000,000 or more and were classified by Anchor as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of September 30, 2015.

(b) Each Loan of Anchor and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Anchor and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, Liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Each outstanding Loan of Anchor and its Subsidiaries was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Anchor and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) There are no outstanding Loans made by Anchor or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Anchor or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

3.26 Insurance. Except as would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect on Anchor, (a) Anchor and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Anchor reasonably has determined to be prudent and consistent with industry practice, and Anchor and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any such policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Anchor and its Subsidiaries, Anchor or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Anchor in this Article III, neither Anchor nor any other person makes any express or implied representation or warranty with respect to Anchor, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Anchor hereby disclaims any such other representations or warranties.

(b) Anchor acknowledges and agrees that neither Old National nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OLD NATIONAL

Except (i) as disclosed in the disclosure schedule delivered by Old National to Anchor concurrently herewith (the “Old National Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Old National Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Old National that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Old National SEC Reports filed since December 31, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Old National hereby represents and warrants to Anchor as follows:

4.1 Corporate Organization.

(a) Old National is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Old National has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Old National is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Old National. True and complete copies of the Articles of Incorporation of Old National (“Old National Articles”) and Bylaws of Old National Bylaws (“Old National Bylaws”), each as in effect as of the date of this Agreement, have previously been made available by Old National to Anchor.

(b) Each Subsidiary of Old National (a “Old National Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Old National, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

4.2 Capitalization.

(a) The authorized capital stock of Old National consists of (i) 150,000,000 shares of Old National Common Stock, of which, as of December 31, 2015, approximately 114,297,000 shares were issued and outstanding, including approximately 346,000 shares granted in respect of outstanding awards of restricted Old National Common Stock under an Old National Stock Plan (as defined below) (a “Old National Restricted Stock Award”) and (ii) 2,000,000 shares of preferred stock of which none were issued or outstanding. Except as set forth in the preceding sentence, as of the Capitalization Date, no shares of Old National Common Stock or other voting securities of Old National were issued, reserved for issuance or outstanding, other than (i) approximately 1,043,000 shares of Old National Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Old National Common Stock granted under an Old National Stock Plan (“Old National Stock Options”), (ii) approximately 834,000 shares of Old National Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Old National Common Stock granted under an Old National Stock Plan (“Old National Restricted Stock Unit Award” and, together with the Old National Restricted Stock Awards and Old National Stock Options, the “Old National Equity Awards”) and (iii) approximately 4,912,000 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Stock Plans. As used herein, the “Old National Stock Plans” shall mean all employee and director equity incentive plans of Old National in effect as of the date of this Agreement and agreements for equity awards in respect of Old National Common Stock granted by Old National under the inducement grant exception. Since the Capitalization Date through the date hereof, Old National has not (A) issued or repurchased any Old National Common Stock, other shares of its capital stock or other voting securities or securities convertible or exchangeable into, or exercisable for, Old National Common Stock, shares of its capital stock or other voting securities or any options, warrants, or other rights of any kind to acquire Old National Common Stock, any shares of its capital stock or other voting securities of Old National, other than the issuance, repurchase, redemption or acquisition of shares of Old National Common Stock in connection with the exercise, vesting or settlement of Old National Stock Options or the vesting or settlement of Old National Restricted Stock Unit Awards that were outstanding on the Capitalization Date, in accordance with their terms (without amendment or waiver since the Capitalization Date), or (B) issued or awarded any options, restricted shares or any other equity based awards under any of the Old National Stock Plans. All of the issued and outstanding shares of Old National Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Old National may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the Old National Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Old National or any of its Subsidiaries are issued or outstanding. Other than Old National Stock Options and Old National Restricted Stock Unit Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Old National to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Old National or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Old National Common Stock or other equity interests of Old National. As of the date of this Agreement, Old National does not have in effect a “poison pill” or similar shareholder rights plan (other than any such plan as to which the rights granted thereunder have expired).

(c) Old National owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of Old National Bank, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Old National Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Old National Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Old National has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Old National. The Board of Directors of Old National has determined that the Merger, on the terms and conditions set forth in this Agreement, are in the best interests of Old National and its shareholders. Except for the adoption and approval of the Bank Merger Agreement by the board of directors of Old National Bank and Old National as its sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 6.9 in connection with the Closing, no other corporate proceedings on the part of Old National are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Old National and (assuming due authorization, execution and delivery by Anchor) constitutes a valid and binding obligation of Old National, enforceable against Old National in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Old National Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Old National will have any preemptive right or similar rights in respect thereof. No vote or approval of the shareholders of Old National is required in connection with the adoption of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(b) Neither the execution and delivery of this Agreement by Old National, nor the consummation by Old National of the transactions contemplated hereby, nor compliance by Old National with any of the terms or provisions hereof, will (i) violate any provision of the Old National Articles or the Old National Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Old National, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Old National or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Old National or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, terminations, cancellations, accelerations, creations or defaults which, either individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect on Old National.

4.4 Consents and Approvals. Except for (i) the filing of the applications, filings or notices listed on Section 3.4 of the Anchor Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of or non-objection to such applications, filings and notices, (ii) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (iii) the filing of the Certificate of Mergers with the Delaware Secretary pursuant to the DGCL, the filing of the Articles of Merger with the Indiana Secretary pursuant to the IBCL, and the filing of the Bank Merger Certificates, (iv) the filing of any notices or other filings under the HSR Act and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock pursuant to this Agreement and the approval of the listing of such Old National Common Stock on the Stock Exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Old National of this Agreement or (B) the consummation by Old National of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Old National is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports.

(a) Old National and each of its Subsidiaries have timely filed (or furnished as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2014 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Old National. Except for examinations of Old National and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Old National, investigation into the business or operations of Old National or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Old National or any of its Subsidiaries which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Old National or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2014 (the “Old National SEC Reports”), is publicly available. No such Old National SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not false or misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Old National SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Old National has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Old National SEC Reports.

4.6 Financial Statements.

(a) The financial statements of Old National and its Subsidiaries included (or incorporated by reference) in the Old National SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Old National and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Old National and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Old National and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual bona fide transactions. Crowe Horwath LLP has not resigned (or informed Old National that it intends to resign) or been dismissed as independent public accountants of Old National as a result of or in connection with any disagreements with Old National on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National, neither Old National nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Old National included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Old National and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Old National or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National. Old National (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Old National, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Old National by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Old National’s outside auditors and the audit committee of Old National’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Old National’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Old National, any fraud, whether or not material, that involves management or other employees who have a significant role in Old National’s internal controls over financial reporting. These disclosures were made in writing by management to Old National’s auditors and audit committee and a copy has previously been made available to Anchor. To the knowledge of Old National, there is no reason to believe that Old National’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2014, (i) neither Old National nor any of its Subsidiaries, nor, to the knowledge of Old National, any director, officer, auditor, accountant or representative of Old National or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Old National, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Old National or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Old National or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Old National or any of its Subsidiaries, whether or not employed by Old National or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Old National or any of its officers, directors, employees or agents to the Board of Directors of Old National or any committee thereof or to the knowledge of Old National, to any director or officer of Old National.

4.7 Broker’s Fees. Neither Old National nor any Old National Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Stephens Inc.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National.

(b) Since December 31, 2014 and through the date hereof, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Old National and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Old National, as of the date hereof, neither Old National nor any of its Subsidiaries is a party to any, and there are no pending or, to Old National’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Old National or any of its Subsidiaries or any of their current or former directors or executive officers, and Old National does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Old National or any of its Subsidiaries.

(b) As of the date hereof, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Old National, any of its Subsidiaries or the assets of Old National or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

4.10 Taxes and Tax Returns.

(a) Each of Old National and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Old National and its Subsidiaries that are due have been fully and timely paid or adequate reserves in accordance with GAAP therefor have been made on the financial statements of Old National and its Subsidiaries included (or incorporated by reference) in the Old National SEC Reports (including the related notes, where applicable).

(c) Neither Old National nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Old National and its Subsidiaries or the assets of Old National and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserve have not been established.

(d) There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Old National or any of its Subsidiaries.

(e) Neither Old National nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Old National and its Subsidiaries). Neither Old National nor any of its

Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Old National ) or (B) has any liability for the Taxes of any person (other than Old National or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) Neither Old National nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither Old National nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(h) Section 4.10 contains the sole and exclusive representation and warranties of Old National and its Subsidiaries with respect to Taxes.

4.11 Compliance with Applicable Law. Old National and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Old National, and to the knowledge of Old National no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Old National and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Old National or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Old National and its Subsidiaries maintain anti-money laundering and economic sanctions compliance programs that comply with applicable laws and regulations and, to the knowledge of Old National, meet the supervisory expectations of the Regulatory Agencies and other Governmental Entities. None of Old National, or its Subsidiaries, or to the knowledge of Old National, any director, officer, employee, agent or other person acting on behalf of Old National or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Old National or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Old National or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Old National or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Old National or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Old National or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Old National or any of its Subsidiaries, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.12 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Old National or any of its Subsidiaries is a party or by which Old National or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Old National, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Old National Contract”), and neither Old National nor any of its Subsidiaries knows of, or has received written, or to Old National’s knowledge, oral notice of, any violation of any Old National Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Old National and its Subsidiaries taken as a whole.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National, (i) each Old National Contract is valid and binding on Old National or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Old National and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Old National Contract, (iii) to Old National’s knowledge each third-party counterparty to each Old National Contract has performed all obligations required to be performed by it to date under such Old National Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Old National or any of its Subsidiaries under any such Old National Contract.

4.13 Old National Regulatory Matters.

(a) Old National is a bank holding company registered with the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956 and meets the expedited application criteria set forth at 12 C.F.R. 225.14(c).

(b) Old National Bank is a national banking association organized under the National Bank Act and supervised by the OCC. The deposit accounts of each Subsidiary of Old National that is a depository institution are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent permitted by law, and Old National or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Old National’s knowledge, threatened. Each Subsidiary of Old National that is a depository institution received a rating of at least “satisfactory” in its most recent examination or interim review under the Community Reinvestment Act.

(c) Neither Old National nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued by, or entered into with, any Regulatory Agency or other Governmental Entity. Neither Old National nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Regulatory Agency or other Governmental Entity that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither Old National nor any of its Subsidiaries has reason to believe that any Regulatory Agency or other Governmental Entity is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Old National or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Old National or any of its Subsidiaries.

(d) Except for examinations of Old National and its Subsidiaries conducted by their respective primary functional regulators in the ordinary course of business, no Regulatory Agency or other Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Old National, any inquiry or investigation into the business or operations of Old National or any of its Subsidiaries, except where such proceeding, inquiry, or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National or to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(e) There is no unresolved violation, apparent violation, criticism, matter requiring attention, recommendation, or exception cited, made, or threatened by any Regulatory Agency or other Governmental Entity in any report of examination, report of inspection, supervisory letter or other communication with Old National or any of its Subsidiaries that (i) relates to anti-money laundering, economic sanctions, or consumer compliance, (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Old National or (iii)  would reasonably be likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals.

4.14 Information Technology. To the knowledge of Old National, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Old National and its Subsidiaries.

4.15 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Old National or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Old National or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Old National Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Old National) on the other hand, except those of a type available to employees of Old National Bank.

4.16 Reorganization. Old National has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Old National, any of its Subsidiaries or for the account of a customer of Old National or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Old National or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Old National and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Old National’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.18 Old National Information. The information relating to Old National and its Subsidiaries that is provided by Old National or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Anchor Common Stock or at the time of the Anchor Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, the documents and financial statements of Old National incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

The portions of the Proxy Statement relating to Old National and its Subsidiaries and other portions within the reasonable control of Old National and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Old National with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Anchor or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.19 Financing. Old National has all funds necessary to satisfy its obligations hereunder.

4.20 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Old National in this Article IV, neither Old National nor any other person makes any express or implied representation or warranty with respect to Old National, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Old National hereby disclaims any such other representations or warranties.

(b) Old National acknowledges and agrees that neither Anchor nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Anchor Disclosure Schedule), required by law or a Regulatory Agency or as consented to in writing by Old National (or Anchor, in the case of clause (b) below, as applicable) (such consent not to be unreasonably withheld, conditioned or delayed), (a) Anchor shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Old National and Anchor shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Anchor Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Anchor Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or a Regulatory Agency, Anchor shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Old National (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Anchor or any of its wholly-owned Subsidiaries to Anchor or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than a Subsidiary of Anchor);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Anchor to Anchor or any of its wholly-owned Subsidiaries or (B) the acceptance of shares of Anchor Common Stock as payment for the vesting or settlement of Anchor Restricted Stock Awards, if any, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) authorize, issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Anchor Restricted Stock Awards in accordance with their terms (the total amount of which shall not exceed 162,806 shares of restricted stock) or the annual grant of additional Anchor Restricted Stock Awards (the total amount of which shall not exceed a number shares of restricted stock having a market value in excess of $2,427,000 calculated as of the date of grant of such shares) pursuant to Anchor’s compensation process in the ordinary course consistent with past practice, provided that such awards do not vest by reason of the occurrence of the Closing alone;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, business or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business;

(d) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(e) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, in each case, other than in a wholly-owned Subsidiary of Anchor;

(f) (i) terminate, materially amend, renew or waive any material provision of, any Anchor Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a Anchor Contract if it were in effect on the date of this Agreement other than in the ordinary course of business;

(g) make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Anchor or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by Anchor or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(h) except for the payment of bonuses pursuant to Anchor’s compensation process, the annual grant of Anchor Restricted Stock Awards to the extent permitted by Section 5.2(b)(iv), or as required under applicable law, the terms of this Agreement or the terms of any Anchor Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate (except in connection with Closing) any material employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, other than amendments in the ordinary course of business and consistent with past practice that do not materially increase the cost of maintaining such plan, program, policy or arrangement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant except for annual merit based or promotion based increases in annual base salary or wage rate for employees in the ordinary course of business consistent with past practice, (iv) pay or award, or commit to pay or award, any material bonuses or incentive compensation (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend in any material respect any existing, employment, severance, change in control, retention, bonus guarantee or collective bargaining agreement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $200,000, other than for cause, or (ix) hire any officer, employee, or individual independent contractor who has annual base compensation greater than $200,000;

(i) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $1,000,000 individually or $2,500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(j) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Anchor Certificate or the Anchor Bylaws or comparable governing documents of its Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(n) purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(o) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity;

(q) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, or make application for any of the foregoing, other than as disclosed in the Anchor Disclosure Schedule;

(r) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(s) which consent shall be deemed received unless Old National shall object thereto in writing within two (2) business days after receipt of written notice from Anchor (which notice shall be deemed delivered if provided by email to Old National’s chief credit officer or his designee at the email address set forth in Section 5.2(s) of the Old National Disclosure Schedule) to: (i) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved prior to the date hereof) that are, or in accordance with bank regulatory definitions should be, classified as “Substandard,” “Doubtful,” “Special Mention” or “Loss” in an aggregate amount in excess of $1,000,000; (ii) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved prior to the date hereof) if immediately after making a Loan or Loans, such Person would be directly indebted to Anchor or any Subsidiary in an aggregate amount in excess of $5,000,000; (iii) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved prior to the date hereof) in an aggregate amount in excess of $417,000 and less than $750,000 secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards; (iv) make, renew or otherwise modify any Loan or Loans (except for any Loan or Loans duly approved prior to the date hereof) secured by an owner-occupied 1-4 single-family residence with a principal balance equal to or greater than $750,000; or (v) make, renew or otherwise modify any Loan (except for any Loan duly approved prior to the date hereof) in an aggregate amount in excess of $1,000,000 which does not conform with AnchorBank’s Credit Policy Manual and exceeds 120 days to maturity;

(t) make, or commit to make, any capital expenditures in excess of $2,500,000 in the aggregate;

(u) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(v) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(w) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

(x) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Anchor or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(y) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Old National Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Old National Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or a Regulatory Agency, Old National shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Anchor (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Old National Articles or Old National Bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Anchor Common Stock or adversely affect the holders of Anchor Common Stock relative to other holders of Old National Common Stock;

(b) take any action that is intended or reasonably expected to prevent, impede, impact or delay the ability of the parties to obtain any of the Requisite Regulatory Approvals;

(c) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

5.4 Tax-free Reorganization. Officers of Old National and Anchor shall execute and deliver to Skadden, Arps, Slate, Meagher & Flom LLP and to Krieg Devault LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax treatment of the Merger.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Old National and Anchor shall promptly prepare and file with the SEC, no later than thirty (30) business days after the date of this Agreement, the Proxy Statement, and Old National shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Old National and Anchor shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Anchor shall thereafter mail or deliver the Proxy Statement to its shareholders. Old National shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Anchor shall furnish all information concerning Anchor and the holders of Anchor Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than twenty (20) business days after the date of this Agreement, Old National and Anchor shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. Old National and Anchor shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals). Old National and Anchor shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Anchor or Old National, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Old National and Anchor shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Old National, Anchor and their respective Subsidiaries. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Old National or its Subsidiaries to take, or agree to take, any actions specified in this Section 6.1 that, individually or in the aggregate, would reasonably be expected to have a material and adverse effect on Old National and its Subsidiaries, taken as a whole or Anchor and its Subsidiaries, taken as a whole, or reduce the benefits of the transactions contemplated hereby to such a degree that Old National would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof (a “Materially Burdensome Regulatory Condition”).

(d) Old National and Anchor shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Old National, Anchor or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Old National and Anchor agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date it is filed with the SEC, at the date of mailing to shareholders and at the time of Anchor’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Old National and Anchor further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

(e) Old National and Anchor shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be delayed.

6.2 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable Law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Old National and Anchor, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, each of Old National and Anchor shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Old National nor Anchor nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Old National’s or Anchor’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Old National and Anchor shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.3(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 28, 2015, between Old National and Anchor (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4 Anchor Shareholder Approval.

(a) Anchor shall take, in accordance with applicable law and the Anchor Certificate and Anchor Bylaws, all action necessary to convene a meeting of its shareholders (the “Anchor Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Anchor Vote required in connection with this Agreement and the Merger, and upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. The Board of Directors of Anchor shall use its reasonable best efforts to obtain from the shareholders of Anchor the Requisite Anchor Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Anchor, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of Anchor may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Anchor may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of Anchor may not take any actions under this sentence unless (i) it gives Old National at least two (2) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Anchor in response to an Acquisition Proposal, the latest material terms and conditions of, and, to the extent permitted, the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of Anchor takes into account any amendment or modification to this Agreement proposed by Old National and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement.

(b) Anchor shall adjourn or postpone the Anchor Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Anchor Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Anchor has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Anchor Vote; provided, that Anchor shall not be required to adjourn or postpone the Anchor Meeting more than one time pursuant to this first sentence of Section 6.4(b). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Anchor Meeting shall be convened and this Agreement shall be submitted to the shareholders of Anchor at the Anchor Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Anchor of such obligation.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.4 of this Agreement, each of Old National and Anchor shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Anchor or Old National or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.6 Stock Exchange Listing. Old National shall cause the shares of Old National Common Stock to be issued in the Merger to be approved for listing on the Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Benefit Plans.

(a) Old National shall, and shall cause the Surviving Corporation to, give those individuals who are employed by Anchor or its Subsidiaries immediately prior to the Effective Time and who continue as employees of Old National or Old National Subsidiary (each such employee, a “Continuing Employee”) full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit plans or arrangements that such employees may be eligible to participate in after the Closing Date for such Continuing Employee’s service with Anchor or its Subsidiaries to the same extent recognized by Anchor or its Subsidiaries immediately prior to the Effective Time.

(b) During the period commencing at the Effective Time, Old National shall cause the Surviving Corporation to provide each Continuing Employee, substantially the same compensation and employee benefits on substantially the same terms and conditions as the Old National offers to similarly situated officers and employees of Old National.

(c) For each Continuing Employee, Old National shall or shall cause the Surviving Corporation to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any Old National benefit plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Anchor Benefit Plan, (ii) use commercially reasonable efforts to provide each such Continuing Employee and their eligible dependents with credit for any co-payments or co-insurance and deductibles paid prior to the Effective Time under a Anchor Benefit Plan (to the same extent that such credit was given under the analogous Anchor Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, co-insurance or maximum out-of-pocket requirements and (iii) recognize all service of such employees with Anchor and its Subsidiaries for all purposes in any Old National benefit plan to the same extent that such service was taken into account under the analogous Anchor Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(d) Old National agrees to cause the Surviving Corporation to assume and honor all Anchor Benefit Plans, provided that nothing in this Agreement shall prohibit an amendment to or termination of the Anchor Benefit Plans in accordance with their terms as of the date hereof.

(e) Effective as of immediately prior to, and contingent upon, the Closing Date, AnchorBank shall adopt such resolutions and/or amendments to terminate the AnchorBank 401k Plan (“Bank 401(k) Plan”). AnchorBank shall provide Old National with a copy of the resolutions and/or plan amendments evidencing that the Bank 401(k) Plan will have been terminated in accordance with its terms. Prior to the Effective Time and thereafter (as applicable), AnchorBank and Old National shall take any and all action as may be required, including amendments to the Bank 401(k) Plan and/or the tax–qualified defined contribution retirement plan designated by Old National (the “Old National KSOP”) to (i) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed to such Continuing Employee from the Bank 401(k) Plan to the Old National KSOP, and (ii) obtain from the IRS a favorable determination letter on termination for the Bank 401(k) Plan. Each Continuing Employee who is a participant in the Bank 401(k) Plan as of immediately prior to the Closing Date shall become a participant in the Old National KSOP as of the Closing Date (giving effect to the service crediting provisions of Section 6.7(a)). However, nothing in this Section 6.7(e) shall prohibit Anchor from making, in a manner consistent with Anchor’s past custom or practice, a discretionary matching contribution to the Bank 401(k) Plan with respect to participant elective deferrals made prior to the Effective Time.

(f) If requested by Old National in writing within 30 business days prior to the Effective Time and to the extent permitted under the applicable Anchor Benefit Plan, effective as of, and contingent upon, the Closing

Date, Anchor and its Subsidiaries shall adopt such resolutions and/or amendments to terminate each Anchor Benefit Plan requested by Old National to be terminated (each, a “Terminated Benefit Plan”). Anchor and its Subsidiaries shall provide Old National with a copy of the resolutions and/or plan amendments evidencing that each Terminated Benefit Plan has been terminated. All fully insured welfare benefits (such as health, dental/vision, life/AD&D, LTD), and Section 125 of the Code, or “cafeteria,” plans currently sponsored by Anchor and its Subsidiaries shall continue as separate plans after the Effective Time, until such time as Old National determines, in its sole discretion, that it will terminate any or all of such plans unless Anchor or its Subsidiaries terminates its Section 125 of the Code or “cafeteria” plan prior to the Effective Time.

(g) Immediately on or prior to the Effective Time, Anchor or any Anchor Subsidiary shall, subject to the occurrence of the Effective Time, terminate all annual incentive and/or bonus plans, and the accrued benefits as of the Closing Date shall be paid in a lump sum on or prior to the Effective Time on a pro rata basis for the portion of the plan year completed before the Effective Time, based on the greater of actual performance through the Effective Time and the target level of performance, except that any annual incentive and/or bonus plans based upon production shall be paid at actual performance; provided, however, to the extent a participant has in effect an employment, retention, change of control, severance or similar agreement with Anchor or any Anchor Subsidiary or is subject to a policy that provides for a more favorable result to such participant, such agreement or policy shall control.

(h) Those employees of Anchor or any Subsidiary as of the Effective Time whom Old National or its Subsidiaries elect not to employ after the Effective Time or who are terminated within 12 months from the Effective Time due to Involuntary Termination (“Separated Employees”) shall be entitled to severance benefits equal to not less than: (i) 1 week of annual base pay for each year of service with a minimum of 5 weeks of annual base pay and a maximum of 26 weeks of annual base pay for those employees with an annual base pay of $55,100 or less; (ii) 1.25 weeks of annual base pay for each year of service with a minimum of 8 weeks of annual base pay and a maximum of 32 weeks of annual base pay for those employees with an annual base pay of $55,101 to $94,499; or (iii) 1.5 weeks of annual base pay for each year of service with a minimum of 12 weeks of annual base pay and a maximum of 39 weeks of annual base pay for those employees with an annual base pay of $94,500 or more. For the purpose of this subsection Involuntary Termination includes a termination by an employee whose (1) annual base salary is reduced, below the employee’s base salary immediately prior to the Effective Time, (2) total compensation opportunity is not at least ninety percent (90%) of his or her total compensation opportunity immediately prior to the Effective Time, or (3) primary work location is increased by more than twenty (20) miles. Any severance payment under this subsection will be subject to and conditioned upon the Separated Employee’s execution of a severance agreement, in a form customarily used by Old National for its employees generally, that includes a full release of all federal and state law claims against Anchor or any Subsidiary and against Old National or any of its Subsidiaries arising out of the Separated Employee’s employment, including any claims based on discrimination. In addition, in order to receive any severance payments under this subsection, a Separated Employee must work until the termination date specified by Old National or any of its Subsidiaries. A year of service will be determined based on each Separated Employees’ employment anniversary date and will include service with Anchor or its Subsidiaries and Anchor or its Subsidiaries. Credit will be given for partial years of service by rounding up a Separated Employee with a fractional year of service of six months of service or more to the next full year and rounding down any Separated Employee with a fractional year of service that is less than six months of service. For example, a Separated Employee with ten years and 7 months of service will be credited with eleven years of service for purposes of determining his or her severance pay. A Separated Employee with ten years and 4 months of service will be credited with ten years of service for purposes of determining his or her severance pay. Effective as of the day following the day which is twelve months after the Effective Time, all Continuing Employees will be subject to the severance policies, if any, of Old National in effect at their time of termination without regard to this Section 6.7(h). Nothing in this Section 6.7(h) shall be deemed to limit or modify Old National’s at-will employment policy.

(i) At the Effective Time, Anchor and its Subsidiaries PTO policy shall terminate and all Continuing Employees shall be subject to Old National’s vacation and sick time policies. Notwithstanding the foregoing, all accrued and unpaid PTO time of Continuing Employees at the Effective Time, up to but not beyond one hundred sixty (160) hours per Continuing Employee for sick time, and 232 hours for vacation time, not to exceed a total of 392 hour (as adjusted in good faith by the parties to reflect the Closing Date), shall be carried over to Old National’s vacation and sick time policies.

(j) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Anchor or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Anchor, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Anchor, Old National or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Anchor or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Anchor Benefit Plan, Old National benefit plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Anchor Benefit Plan, Old National benefit plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Anchor or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Anchor and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Anchor Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Anchor or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement; and Old National and the Surviving Corporation shall also advance expenses as incurred by such Anchor Indemnified Party to the fullest extent permitted by applicable law; provided that the Anchor Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Anchor Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Anchor (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Anchor or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by Anchor for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Anchor, in consultation with Old National, may (and at the request of Old National, Anchor shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under

Anchor’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.8 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Anchor Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8.

(d) The obligations of the Surviving Corporation, Old National and Anchor under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect any Anchor Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Anchor Indemnified Party.

6.9 Advice of Changes. Old National and Anchor shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying fact, change, event or circumstance would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Acquisition Proposals.

(a) Anchor shall not, and shall cause its Subsidiaries and cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to the receipt of the Requisite Anchor Vote, in the event Anchor receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Anchor shall have provided such information to Old National, and shall have entered into a confidentiality agreement with such third party on terms no less favorable than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Anchor. Anchor will, and will cause its Subsidiaries and the Representatives of Anchor and its Subsidiaries to, (A) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Old National with respect to any Acquisition Proposal, (B) request and confirm the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement. Anchor will promptly (and in any event within twenty-four (24) hours) advise Old National following receipt of any Acquisition Proposal or any inquiry which would reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of such inquiry or Acquisition Proposal), and will promptly (and in any event within twenty-four (24) hours) advise Old National of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Unless this Agreement has been terminated in accordance with its terms, Anchor shall not, and shall cause its Subsidiaries and cause its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.10(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Anchor and its Subsidiaries or 25% or more of any class of equity or voting securities of Anchor or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Anchor or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor, or (iii) a merger, consolidation, share exchange or other business combination involving Anchor or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Anchor.

(b) Nothing contained in this Agreement shall prevent Anchor or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.11 Public Announcements. Anchor and Old National shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange or as permitted by this Agreement, Anchor and Old National agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.12 Takeover Statutes. Neither Old National nor Anchor shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Old National and Anchor shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Old National and Anchor will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.13 Exemption from Liability Under Section 16(b). Anchor and Old National agree that, in order to most effectively compensate and retain those officers and directors of Anchor subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Anchor Insiders”), both prior to and after the Effective Time, it is desirable that Anchor Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Anchor Common Stock and Anchor Restricted Stock Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.13. The Board of Directors of Old National and of Anchor, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Anchor Common Stock or Anchor Restricted Stock Awards and (ii) any acquisitions of Old National Common Stock and/or equity awards of Old National by any Anchor Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.14 Environmental.

(a) If requested by Old National, Anchor will reasonably cooperate with an environmental consulting firm designated by Old National in connection with the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by Anchor or any of its Subsidiaries as of the date of this Agreement, and any real property acquired or leased by Anchor or any of its Subsidiaries after the date of this Agreement. Old National shall be responsible for the costs of the phase ones and, if phase twos are determined to be advisable by the environmental consulting firm, Anchor and Old National shall each be responsible for 50% of the costs of the phase twos.

(b) If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that Anchor and its Subsidiaries would be required to expend under applicable Environmental Laws for cleanup, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum products and any other materials regulated under the Environmental Laws with respect to Anchor or its Subsidiaries owned or leased real property or any adjoining properties (calculated on an after-tax basis, the “Environmental Costs”), is in excess of $12,000,000, then Old National shall have the right to terminate this Agreement pursuant to Section 8.1(e), which termination shall be Old National’s sole remedy if Old National elects to terminate pursuant to Section  8.1(e).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the shareholders of Anchor by the Requisite Anchor Vote.

(b) Stock Exchange Listing. The shares of Old National Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger, shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

(e) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC, the OCC and, if required by the HSR Act, under the HSR Act, of the transactions contemplated by this Agreement, including the Merger and the Bank Merger and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except for such approvals as would not be material to Anchor or the Surviving Corporation, or any other approvals the failure of which to be obtained would reasonably be likely to have, individually, or in the aggregate, a Material Adverse Effect on Anchor or the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.2 Conditions to Obligations of Old National. The obligation of Old National to effect the Merger is also subject to the satisfaction, or waiver by Old National, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Anchor set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that no representation or warranty of Anchor, except for Section 3.2(a) hereof (other than such failures to be true and correct as are de minimis), shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Anchor, has had or would result in a Material Adverse Effect on Anchor. Old National shall have received a certificate signed on behalf of Anchor by the Chief Executive Officer and any Executive Vice President of Old National of Anchor to the foregoing effect.

(b) Performance of Obligations of Anchor. Anchor shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Old National shall have received a certificate signed on behalf of Anchor by the Chief Executive Officer and the Chief Financial Officer of Anchor to the foregoing effect.

(c) Federal Tax Opinion. Old National shall have received the opinion of Krieg DeVault LLP, in form and substance reasonably satisfactory to Old National, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and Anchor, reasonably satisfactory in form and substance to such counsel.

(d) 280G Opinion. Old National shall have received, at its expense, a letter of tax advice from a certified public accounting firm or compensation consultants reasonably satisfactory to Old National and in a form reasonably satisfactory to Old National to the effect that any amounts that are paid by Anchor before the Effective Time, or required under Anchor’s Plans or this Agreement to be paid at or after the Effective Time, to persons who are disqualified individuals in respect of Anchor, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(e) Anchor Consolidated Shareholders’ Equity. As of the end of the month prior to the Effective Time, the Anchor Consolidated Shareholders’ Equity (as such term is defined below), shall not be less than $360,797,000. “Anchor Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of

Anchor, disregarding any costs or expenses of Anchor or its Subsidiaries arising out of or relating to the Merger or the transactions contemplated by this Agreement, less the net accumulated other comprehensive income/(loss) as of the end of the month prior to the Closing, determined in accordance with GAAP. Old National shall have received a certificate signed on behalf of Anchor by the Chief Executive Officer and the Chief Financial Officer of Anchor certifying the Anchor Consolidated Shareholders’ Equity.

(f) FIRPTA Certificate. Anchor shall have delivered to Old National a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, stating that Anchor is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(g) Dissenting Shares. Dissenting Shares shall represent not more than ten percent (10%) of the outstanding Anchor Common Stock.

7.3 Conditions to Obligations of Anchor. The obligation of Anchor to effect the Merger is also subject to the satisfaction or waiver by Anchor at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Old National set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that no representation or warranty of Old National, except for Section 4.2(a) hereof (other than such failures to be true and correct as are de minimis), shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Old National, has had or would result in a Material Adverse Effect on Old National. Anchor shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and any Executive Vice President of Old National to the foregoing effect.

(b) Performance of Obligations of Old National. Old National shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Anchor shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and any Executive Vice President of Old National to the foregoing effect.

(c) Federal Tax Opinion. Anchor shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Anchor, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and Anchor, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of Anchor:

(a) by mutual consent of Old National and Anchor in a written instrument;

(b) by either Old National or Anchor if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Old National or Anchor if the Merger shall not have been consummated on or before the date that is nine (9) months following the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, provided, however, that Old National may extend the Termination Date by three (3) months (the “Extension Period”) if (x) on the date that is nine (9) months following the date of this Agreement all of the conditions in Article VII have been satisfied or waived except for the conditions in Section 7.1(e)(i) and (y) Old National, in good faith, reasonably believes that the conditions in Section 7.1(e)(i) will be satisfied prior to the expiration of the Extension Period and Old National delivers to Anchor a certificate signed on behalf of Old National by the Chief Executive Officer and any Executive Vice President of Old National to the foregoing effect;

(d) by either Old National or Anchor (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Anchor, in the case of a termination by Old National, or Old National, in the case of a termination by Anchor, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Old National, or Section 7.3, in the case of a termination by Anchor, and which is not cured by the earlier of the Termination Date and the date that is 45 days following written notice to Anchor, in the case of a termination by Old National, or Old National, in the case of a termination by Anchor, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Old National, if it elects to exercise its right to terminate pursuant to Section 6.14.

(f) by Old National, if (i) prior to such time as the Requisite Anchor Vote is obtained, Anchor or the Board of Directors of Anchor (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws, modifies, or qualifies (or discloses its intention to withdraw, modify or qualify) its recommendation as contemplated by Section 6.4(a) in a manner adverse to Old National, or fails to reaffirm such recommendation within two (2) business days after Old National requests in writing that such action be taken, or recommends to its shareholders an Acquisition Proposal other than the Merger, (B) recommended or endorsed an Acquisition Proposal, or (C) breaches its obligations under Section 6.4 or 6.10 in any material respect or (ii) a tender offer or exchange offer for outstanding shares of Anchor Common Stock is commenced or publicly disclosed (other than by Old National or a Subsidiary thereof), and the Board of Directors of Anchor recommends that the shareholders of Anchor tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(g) by Anchor, if both of the following conditions are satisfied at any time during the five (5) day period commencing on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Old National Market Value on the Determination Date is less than $10.67 and (ii) the number obtained by dividing the Old National Market Value on the Determination Date by the Initial Old National Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the

Initial Index Price minus 0.20; subject, however, to the following three sentences. If Anchor elects to exercise its termination right pursuant to this Section 8.1(g), it shall give prompt written notice thereof to Old National. During the five (5) business day period commencing with its receipt of such notice, Old National shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial Old National Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the Old National Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial Old National Market Value by the Old National Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five business day period, Old National delivers written notice to Anchor that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Anchor of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Section 1.5 of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.1(g). If Old National or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(g).

For purposes of this Agreement, the following terms shall have the following meanings:

(i) The “Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

(ii) The “Final Index Price” means the average of the daily closing value of the Index, for the five consecutive trading days immediately preceding the Determination Date.

(iii) The “Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

(iv) The “Index Ratio” means the Final Index Price divided by the Initial Index Price.

(v) The “Initial Index Price” means the closing value of the Index on the date of this Agreement.

(vi) The “Initial Old National Market Value” means, $13.34, adjusted as indicated in the last sentence of Section 8.1(g).

(vii) The “Old National Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Old National Common Stock as reported on the Stock Exchange for the ten (10) consecutive trading days immediately preceding such specified date.

(h) By Old National or Anchor, if Anchor shall have failed to obtain the Requisite Anchor Vote at the duly convened Anchor Meeting or at any adjournment thereof at which a vote on the adoption of this Agreement was taken.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Old National or Anchor as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Old National, Anchor, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that

(i) Sections 3.3(a), 3.7, 4.3(a), 4.7, 6.3(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Old National nor Anchor shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement (which shall include the loss to shareholders of the economic benefits of the Merger, including in the case of Anchor, the loss of the premium offered to the shareholders of Anchor).

(b) (i) In the event that after the date of this Agreement a bona fide Acquisition Proposal shall have been made known to senior management or the Board of Directors of Anchor or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Anchor and (x) (A) thereafter this Agreement is terminated by either Old National or Anchor pursuant to Section 8.1(c) without the Requisite Anchor Vote having been obtained or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken or (B) thereafter this Agreement is terminated by Old National pursuant to Section 8.1(d), and (y) prior to the date that is twelve (12) months after the date of such termination, Anchor enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Anchor shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Old National, by wire transfer of same day funds, a fee equal to $15,000,000 plus all of Old National’s actual and reasonably documented out of pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Old National and its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Old National Expenses”) (the $15,000,000 and the Old National Expenses, collectively referred to as the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Old National pursuant to Section 8.1(d) or Section 8.1(f), then Anchor shall pay Old National, by wire transfer of same day funds, the Termination Fee on the business day following the date of termination.

(iii) In the event that this Agreement is terminated by Old National or Anchor pursuant to Section 8.1(h) then Anchor shall pay Old National, by wire transfer of same day funds, the Old National Expenses on the business day following the date of termination

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s willful and material breach of any provision of the Agreement, the maximum aggregate amount of fees payable by Anchor under this Section 8.2 shall be equal to the Termination Fee.

(d) Each of Old National and Anchor acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Anchor fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Old National commences a suit which results in a judgment against Anchor for the Termination Fee or any portion thereof, Anchor shall pay the costs and expenses of Old National (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Anchor fails to pay the amounts payable pursuant to this Section 8.2, then Anchor shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Anchor pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful misconduct, shall be the sole monetary remedy of Old National in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Closing, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Closing.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Anchor; provided, however, that after the adoption of this Agreement by the shareholders of Anchor, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the shareholders of Anchor, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Old National and Anchor, (ii) with respect to costs and expenses of all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Old National and (iii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Anchor, to:

Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703
	Attention:	Chris M. Bauer
	Facsimile:	(608) 252-8783
	Email:	cbauer@anchorbank.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
		Attention:	Sven G. Mickisch
		Facsimile:	(917) 777-3554
		Email:	Sven.Mickisch@skadden.com

and

	(b)	if to Old National, to:

Old National Bancorp
One Main Street
Evansville, IN 47708
		Attention:	Robert G. Jones
		Facsimile:	(812) 468-0399
		Email:	bob.jones@oldnational.com

With a copy (which shall not constitute notice) to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
		Attention:	Michael J. Messaglia
		Facsimile:	(317) 636-4341
		Email:	mmessaglia@kdlegal.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Anchor means the actual knowledge of any of the executive officers of Anchor, and the “knowledge” of Old National means the actual knowledge of any of the executive officers of Old National. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Madison, Wisconsin or New York, New York are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Anchor Disclosure Schedule and the Old National Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Indiana, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware if brought by Old National, or the State of Indiana if brought by Anchor (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Anchor Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, President and
Chief Executive Officer

ANCHOR BANCORP WISCONSIN INC.

By:	/s/ Chris M. Bauer
Chris M. Bauer, President and
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

VOTING AGREEMENT

This Voting Agreement, dated as of January 11, 2016 (this “Voting Agreement”), is entered into by and among Old National Bancorp, an Indiana Corporation (“Old National”), and each of the undersigned directors of Anchor BanCorp Wisconsin Inc. (“Holding Company”). Each of the undersigned directors hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of Holding Company Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of Holding Company Common Stock owned (i) jointly by him or her with any other person or (ii) by his or her spouse and over which he or she has voting influence or control to be voted) in favor of the Agreement and Plan of Merger by and between Old National and Holding Company, dated January 11, 2016 (the “Agreement”). In addition, each of the undersigned directors hereby agrees not to make any transfers of such shares of Holding Company with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, in his or her capacity as a director of Holding Company, to act or fail to act in accordance with his or her fiduciary duties in such director capacity. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Holding Company. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement); (b) the termination of the Agreement in accordance with its terms; (c) the taking of such action whereby a majority of the Board of Directors of Holding Company, in accordance with the terms and conditions of Sections 6.4 and 6.10 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders; or (d) the adoption of the Agreement by the shareholders of Holding Company. This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Annex B

January 11, 2016

The Board of Directors

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Anchor BanCorp Wisconsin Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with Old National Bancorp (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), between the Company and the Acquiror, the Company will merge with and into the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror (other than Exception Shares (as defined in the Agreement)) and Dissenting Shares (as defined in the Agreement), will be converted at the election of the holder thereof, as provided in the Agreement (and subject to the proration procedures set forth in the Agreement), into the right to receive consideration per share equal to either (i) $48.50 in cash (the “Cash Consideration”) or (ii) 3.5505 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, no par value (the “Acquiror Common Stock”). We also understand that the Consideration will be subject to adjustment as provided in the Agreement based on the amount of certain expenses as set forth in the Agreement (the “Expense Adjustment”).

In connection with preparing our opinion, we have (i) reviewed a draft dated January 11, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts relating to the Company prepared by the management of the Company and certain financial analyses and forecasts relating to the Acquiror prepared at the direction of the Company’s management, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

383 Madison Avenue, New York, New York 10179

J.P. Morgan Securities LLC

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis, and that the Expense Adjustment will not result in any adjustment to the Consideration that is material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of the Company.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4